As filed with the Securities and Exchange Commission on June 10, 2004
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SNB Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Texas	6021	76-0472829
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

14060 Southwest Freeway

Sugar Land, Texas 77478
(281) 269-7200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Harvey E. Zinn

President and Chief Executive Officer
SNB Bancshares, Inc.
14060 Southwest Freeway
Sugar Land, Texas 77478
(281) 269-7200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William T. Luedke IV Charlotte M. Rasche Bracewell & Patterson, L.L.P. 711 Louisiana Street, Suite 2900 Houston, TX 77002-2781 (713) 223-2900	Frank Ed Bayouth II, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 1600 Smith Street, Suite 4400 Houston, TX 77002-7348 (713) 655-5100

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate	Amount of
Securities to be Registered	Offering Price(1)(2)	Registration Fee

Common stock, $.01 par value	$59,800,000	$7,576.66

(1)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933, as amended.

(2)	Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

SUBJECT TO COMPLETION, DATED JUNE 10, 2004.

PROSPECTUS

Shares

SNB Bancshares, Inc.

Common Stock

     This is an initial public offering of                      shares of our common stock. All of the shares of common stock offered by this prospectus are being sold by us. Our common stock is traded on the OTC Bulletin Board under the symbol “SNBT.” The last reported sales price of our common stock on the OTC Bulletin Board on                     , 2004 was $           per share. We currently estimate that the initial public offering price will be between $ and $           per share. See “Underwriting” for a discussion of the factors to be considered in determining the initial public offering price. The market price of our shares after the offering may be higher or lower than the initial public offering price. We intend to apply to have our common stock quoted on the Nasdaq National Market under the symbol “SNBT.”

     Investing in our common stock involves risks. See “Risk Factors” beginning on page 7 to read about the factors you should consider before investing in our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     These securities are not deposits or savings accounts of a bank or savings association, and they are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$

     We have granted an over-allotment option to the underwriters of this offering. Under this option, the underwriters may elect to purchase a maximum of                     additional shares of our common stock from us at the initial public offering price less underwriting discounts and commissions within 30 days following the date of this prospectus to cover over-allotments, if any.

     The underwriters anticipate that the shares of our common stock will be ready for delivery to purchasers on or about                     , 2004.

KEEFE, BRUYETTE & WOODS	HOEFER & ARNETT
Incorporated

The date of this prospectus is                     , 2004

[MAP OF BANKING LOCATIONS]

      You should rely only on the information contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We have not authorized anyone to provide you with different information. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

      We are not making an offer of these securities in any jurisdiction where the offer is not permitted. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to our common stock if the person making the offer or solicitation is not qualified to do so, or it is unlawful for you to receive such an offer or solicitation.

      No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession or distribution of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

      As used in this prospectus, the terms “SNB,” “company,” “we,” “us” and “our” refer to SNB Bancshares, Inc. and its consolidated subsidiaries, unless the context requires otherwise. When we refer to “Southern National Bank” or the “bank” in this prospectus, we are referring to our wholly-owned subsidiary, Southern National Bank of Texas, a national banking association.

PROSPECTUS SUMMARY

      This summary provides an overview of selected information contained elsewhere in this prospectus. Because this is a summary, it does not contain all of the information that you should consider before investing in our common stock. Therefore, you should read the following summary together with the more detailed information set forth in this prospectus, including the risks of purchasing our common stock discussed under the “Risk Factors” section and our consolidated financial statements and the notes to these financial statements appearing elsewhere in this prospectus.

      Unless we indicate otherwise, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares to cover over-allotments.

General

      We are a bank holding company headquartered approximately 15 miles southwest of downtown Houston in Sugar Land, Texas, the largest city in fast growing Fort Bend County. As of March 31, 2004, we had total assets of $975.1 million, gross loans of $460.9 million, total deposits of $843.9 million and total shareholders’ equity of $34.4 million. We derive substantially all of our income from the operation of our wholly-owned bank subsidiary, Southern National Bank of Texas. As of June 30, 2003, we were the largest independent banking organization headquartered in Fort Bend County in terms of deposits, where we ranked second in total deposits with a 12.7% market share. We were also the fifth largest independent commercial banking organization headquartered in the greater Houston area as measured by total assets at March 31, 2004.

      Southern National Bank was chartered in 1985 in southwest Houston. In 1995, we relocated our main banking facility to its current location in Sugar Land, where we serve our primary market of Fort Bend County. We opened our other two branches in two of Houston’s most attractive market areas. In 1990, we opened a branch in Memorial Hermann Southwest Hospital, the largest not-for-profit multi-hospital system in Houston. The hospital attracts a large number of physicians and other medical professionals. We have developed an expertise in serving the personal and business needs of this high net worth group and seek to attract their personal and professional business. In 2000, we established our Uptown-Post Oak location in Houston’s upscale Galleria commercial area, which also serves the very affluent Tanglewood, Memorial and River Oaks residential communities.

Our Community Banking Strategy

      In order to attract customers, we utilize a two-pronged strategy: (1) provide exceptional customer service that other banks are unable or unwilling to provide and (2) support community and charitable organizations by encouraging our employees to volunteer their time and allowing the organizations to use our facilities for their meetings. We support over 200 philanthropic organizations, many of which regularly use our facilities, providing our officers an opportunity to solicit business from leaders in the community as well as the organizations themselves. This strategy, coupled with our ongoing business development efforts, has been successful, as we have grown loans from $128.9 million at December 31, 1997 to $424.5 million at December 31, 2003, or a five-year average annual compounded growth rate of 22.0%. All of this growth was achieved without any acquisitions and with limited advertising.

      The cornerstone of our community banking strategy is to provide an unparalleled level of personal service. We differentiate ourselves among the many financial institutions in our markets by forging relationships based on old-fashioned, person-to-person customer service. We believe that a community-oriented culture is most effective where our customers and our employees establish long-term, mutually beneficial, relationships. Our community banking approach focuses on readily accessible, centralized management and streamlined decision making procedures that allow us to respond quickly to the needs of our customers. In fact, we designed our branches to allow our customers access to our executives and employees through our “open lobby” layout. We believe that our personal service emphasis puts us at a competitive advantage relative to the other banks in our market and has been an instrumental part of the growth that we have experienced.

      The second part of our community banking strategy centers on making our organization and our officers and employees visible participants in, and supporters of, philanthropic activities and events. In addition, our attractive, spacious facilities, replicas of buildings designed by Thomas Jefferson, provide a hospitable meeting venue for charitable organizations as well as our customers. Making our facilities available to the community and participating heavily in community activities enables us to meet and attract the type of customers we seek. We believe that the residents of our community have reciprocated our commitment to the community by giving us their business.

Market

      Our primary market, Fort Bend County, is one of the fastest growing counties by population in the United States. From 2000 to 2003, Fort Bend County’s population increased 18.4% and it was the second fastest growing county in the United States among counties with over 250,000 people. Fort Bend County is projected to grow 18.1% in the next five years versus a 5.3% growth rate projected for the U.S. as a whole. Job growth in Fort Bend County also continues to be robust, with the number of jobs having increased 64.6% from 1990 to 2003, compared with 19.2% for the U.S. Fort Bend County possesses strong wealth demographics in that 32.2% of the households in the county earn in excess of $100,000, compared with only 16.2% of households in the U.S. having attained that level. Similarly, the greater Houston economy appears strong, having diversified from an earlier dependence on the energy industry.

Management

      Our business strategy relies heavily on the guidance of our senior management team. Our five executive officers have an aggregate of 117 years of banking experience, with 63 of those years having been spent with us. We believe that our low employee turnover rate provides customers with a beneficial continuity of the service that is rare in the banking industry.

Business Strategies

      Combining a hospitable banking environment, community involvement and employees dedicated to customer service, our objective is to be the premier independent “community-oriented” financial institution in Fort Bend County while maintaining a competitive presence in our other markets. In order to achieve that objective, we plan to focus on the following key strategies:

      Continue our expansion and increase our market share via de novo branching opportunities in Fort Bend County and other high growth markets. We believe that the Fort Bend County communities of Katy, Richmond/Rosenberg and other parts of Sugar Land provide excellent branching opportunities. Other areas for consideration and evaluation, based on growth and demographics, are in the greater Houston metropolitan area, such as Lake Jackson/ Angleton and Pearland. During 2002 and 2003, we bolstered our infrastructure to support future growth by adding significant staffing in the areas of lending, loan operations, loan collections, deposit operations, audit, compliance, investments, accounting and information systems. Historically, we have operated a limited number of branch offices with a high deposit base per office, and it is our plan to establish branches only in locations where we believe that we can readily grow the branch to at least $50 million in deposits.

      Increase our loan to deposit ratio. We will continue to grow our loan portfolio by expanding our commercial lending and hiring new loan officers. Our goal is to increase our loan to deposit ratio, over time, to the 70% to 80% range from 54% at March 31, 2004. We will continue to offer new loan products, provided that we can offer them competitively.

      Increase core deposits. Expansion of our core deposit base will provide us with a stable and low cost source of funding to continue to grow our loan portfolio. We have begun to diligently focus on attracting lower cost deposits from retail and middle market business customers. In addition, we intend to compete for select public funds, to the extent that they are from our immediate market area. Because real estate lending relationships do not often involve a high level of deposits, we plan to concentrate on business customers in an attempt to capture both their loan business and deposits. Making core deposits our major source of funding should improve our margin and overall profitability.

      Diversify revenue stream by increasing fee income. We plan to increase our fee income by offering new products, such as cash management services, to our existing customer base. In addition, we expect to market existing fee generating products like our lockbox product to attract new customers, such as municipalities.

      Pursue acquisition opportunities. In considering acquisition opportunities, we will look for select banking organizations in high growth markets that have a similar culture, sound asset quality and compatible management in order to develop our customer base. Our goal is to have any acquisition accretive to earnings per share within the first year of closing the transaction.

      Our principal executive office is located at 14060 Southwest Freeway, Sugar Land, Texas 77478, and our telephone number is (281) 269-7200. Our website address is www.snbtx.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained in our website as part of this prospectus.

The Offering

Common stock offered(1)	shares

Common stock outstanding immediately after this offering(1)(2)	shares

Use of proceeds	We intend to use all of the net proceeds we will receive from this offering, estimated to be $ , to support anticipated balance sheet growth, including contributions to the capital of Southern National Bank for the opening of additional branches; for possible acquisitions; and for general corporate purposes.

Risk Factors	See “Risk Factors,” “Dilution” and other information included in this prospectus for a discussion of certain factors that you should carefully consider before investing in our common stock.

Dividend Policy	We have not paid cash dividends historically, nor do we anticipate paying any cash dividends in the foreseeable future. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that our Board of Directors may deem relevant. For additional information, see the section of this prospectus captioned “Our Policy Regarding Dividends.”

Proposed Nasdaq National Market symbol	“SNBT”

(1)	Assumes that the underwriters will not exercise their over-allotment option. If the underwriters exercise this option in full, there will be shares of our common stock outstanding immediately after this offering. See “Underwriting.”

(2)	The number of shares of common stock outstanding immediately after this offering does not include up to:

•	340,500 shares that we may issue upon the exercise of stock options outstanding as of June 7, 2004 at a weighted average exercise price of $5.00 per share;

•	959,500 additional shares as of June 7, 2004 that we may issue under our stock option plan; and

•	2,683,841 shares of common stock issuable upon conversion of the shares of Class B stock outstanding as of June 7, 2004.

Summary Historical Consolidated Financial Data

      The following table summarizes our historical consolidated financial data for the periods and as of the dates indicated. The summary historical consolidated financial data as of December 31, 2003 and 2002 and for the three years ended December 31, 2003 is derived from our audited financial statements and related notes included in this prospectus and should be read in conjunction with our audited financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 26. The summary historical consolidated financial data as of December 31, 2001, 2000 and 1999 and for the two years ended December 31, 2000 have been derived from our audited financial statements which are not included in this prospectus. The summary historical financial data as of and for the three months ended March 31, 2004 and 2003 is derived from our unaudited interim consolidated financial statements included in this prospectus. These unaudited interim financial statements include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of our financial position and results of operations as of the dates and for the periods indicated. Information for any interim period is not necessarily indicative of results that may be anticipated for the full year.

	As of and for the
	Three Months Ended
	March 31,		As of and for the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(Dollars in thousands, except per share data)
Income Statement Data:
Net interest income	$6,145	$4,942	$21,179	$17,852	$14,214	$13,931	$13,148
Provision for loan losses	750	715	2,821	1,590	900	709	720

Net interest income after provision for loan losses	5,395	4,227	18,358	16,262	13,314	13,222	12,428
Noninterest income	744	759	2,309	1,893	1,523	1,136	1,106
Noninterest expense	4,231	3,745	15,489	13,351	11,245	10,509	9,447

Income before income taxes	1,908	1,241	5,178	4,804	3,592	3,849	4,087
Provision for income tax expense	649	422	1,761	1,642	1,135	1,283	1,391

Net income	$1,259	$819	$3,417	$3,162	$2,457	$2,566	$2,696

Per Share Data:
Diluted earnings per share	$0.17	$0.11	$0.48	$0.56	$0.59	$0.53	$0.55
Book value per share	4.92	4.44	4.40	4.35	2.76	2.15	2.05
Tangible book value per share	4.92	4.44	4.40	4.35	2.76	2.15	2.05
Weighted average shares outstanding (in thousands)
Class B stock	3,271	3,306	3,298	3,498	3,719	4,815	4,899
Common stock	3,723	3,688	3,696	2,182	455	32	—

Total	6,994	6,994	6,994	5,680	4,174	4,847	4,899

Period-End Balance Sheet Data:
Total assets	$975,147	$651,528	$883,841	$574,594	$461,229	$366,539	$307,491
Total securities	448,373	244,795	412,620	177,200	128,865	77,689	80,627
Total loans	460,872	357,750	424,479	342,085	280,921	250,195	200,985
Allowance for loan losses	6,181	4,273	5,650	4,006	3,371	2,501	1,899
Total deposits	843,903	520,951	733,971	526,171	420,765	341,705	276,470
Shareholders’ equity	34,376	31,030	30,767	30,429	11,534	8,962	10,058

	As of and for the
	Three Months Ended
	March 31,		As of and for the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(Dollars in thousands, except per share data)
Performance Ratios(1):
Return on average assets	0.55%	0.55%	0.47%	0.61%	0.63%	0.77%	0.95%
Return on average shareholders’ equity	15.68	10.55	11.13	14.53	22.50	22.83	26.23
Net interest margin	2.77	3.61	3.07	3.69	3.96	4.58	5.11
Efficiency ratio(2)	64.79	70.10	68.51	69.21	72.64	69.75	66.26
Asset Quality Ratios(3):
Nonperforming assets to total loans and other real estate owned	1.70%	1.14%	1.39%	1.35%	0.27%	0.42%	0.30%
Net charge-offs to average loans	0.20	0.51	0.31	0.31	0.01	0.05	0.17
Allowance for loan losses to period-end loans	1.34	1.19	1.33	1.17	1.20	1.00	0.94
Allowance for loan losses to nonperforming loans	110.10	104.78	96.55	86.65	437.79	233.96	222.37
Capital Ratios:
Leverage ratio(4)	4.85%	6.65%	5.09%	6.33%	3.78%	3.85%	5.40%
Average shareholders’ equity to average total assets	3.49	5.19	4.21	4.17	2.82	3.37	3.64
Tier 1 risk-based capital ratio	8.24	10.45	8.84	10.15	5.56	5.71	8.58
Total risk-based capital ratio	14.10	16.05	15.35	11.27	7.83	8.29	11.05

(1)	Interim period performance ratios are annualized.

(2)	The efficiency ratio is computed by dividing noninterest expense by net interest income plus noninterest income, excluding securities gains and losses.

(3)	At period end, except net charge-offs to average loans.

(4)	Computed by dividing period-end equity excluding intangible assets by fourth quarter average assets for annual periods and by first quarter average assets for interim periods.

RISK FACTORS

      An investment in our common stock involves risks. We describe below the material risks and uncertainties that affect our business and an investment in our common stock. Before making an investment decision, you should carefully read and consider all of these risks and all other information contained in this prospectus, including the financial statements and the notes to those financial statements. If any of the risks described in this prospectus occur, our financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our common stock could decline significantly, and you could lose part or all of your investment.

Risks Associated with Us

Our allowance for loan losses may not be sufficient to cover actual loan losses, which could adversely affect our financial performance.

      As a lender, we are exposed to the risk that our loan customers may not repay their loans according to the terms of these loans and the collateral securing the payment of these loans may be insufficient to assure repayment. We may experience significant loan losses which could have a material adverse effect on our operating results and financial condition. We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of the borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses in an attempt to cover any loan losses that may occur. In determining the size of the allowance, we rely on an analysis of our loan portfolio, our experience and our evaluation of general economic conditions. If our assumptions prove to be incorrect, our current allowance may not be sufficient to cover future loan losses and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to the allowance would materially decrease net income.

      In addition, federal regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a material adverse effect on our operating results and financial condition.

A large percentage of our loans are collateralized by real estate, and an adverse change in the real estate market may result in losses and adversely affect our profitability.

      Approximately 83.6% of our loan portfolio as of March 31, 2004 was comprised of loans collateralized by real estate. An adverse change in the economy affecting values of real estate generally or in our primary market specifically could significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. In the event of a default with respect to any of these loans, amounts received upon disposal of the collateral may be insufficient to recover outstanding principal and interest on the loan. As a result, our profitability and financial condition could be adversely impacted.

Our business is subject to interest rate risk and fluctuations in interest rates may adversely affect our financial performance.

      The majority of our assets are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings are significantly dependent on our net interest income, which is the difference between interest income on interest-earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this “gap” will work against us, and our earnings may be negatively affected. We are unable to predict or control fluctuations of market interest rates, which are affected by many factors, including the following:

•	inflation;

•	recession;

•	changes in unemployment;

•	the money supply; and

•	international disorder and instability in domestic and foreign financial markets.

      As of March 31, 2004, we were liability sensitive, so in the event of a sharp increase in interest rates, our net interest income will be affected negatively. Although our asset-liability management strategy is designed to control our risk from changes in market interest rates, it may not be able to prevent changes in interest rates from having a material adverse effect on our results of operations and financial condition.

The properties that we own and our foreclosed real estate assets could subject us to environmental risks and associated costs.

      There is a risk that hazardous substances or wastes, contaminants, pollutants or other environmentally restricted substances could be discovered on our properties or our foreclosed assets (particularly in the case of real estate loans). In this event, we might be required to remove the substances from the affected properties or to engage in abatement procedures at our sole cost and expense. Besides being liable under applicable federal and state statutes for our own conduct, we may also be held liable under certain circumstances for actions of borrowers or other third parties on property that collateralizes one or more of our loans or on property that we own. Potential environmental liability could include the cost of remediation and also damages for any injuries caused to third-parties. We cannot assure you that the cost of removal or abatement will not substantially exceed the value of the affected properties or the loans secured by those properties, that we would have adequate remedies against prior owners or other responsible parties or that we would be able to resell the affected properties either prior to or following completion of any such removal or abatement procedures. If material environmental problems are discovered prior to foreclosure, we generally will not foreclose on the related collateral or will transfer ownership of the loan to a subsidiary. It should be noted, however, that the transfer of the property or loans to a subsidiary may not protect us from environmental liability. Furthermore, despite these actions on our part, the value of the property as collateral will generally be substantially reduced and, as a result, we may suffer a loss upon collection of the loan. Currently, we are not, and none of our subsidiaries is, a party to any pending legal proceeding under any environmental statute, nor are we aware of any instances that may give rise to such liability.

Our profitability depends significantly on economic conditions in our primary market.

      Our profitability depends on the general economic conditions in our primary market. Unlike larger banks that are more geographically diversified, we provide banking and financial services to customers primarily in Fort Bend County and Harris County, Texas. The local economic conditions in these areas have a significant impact on our business and industrial, real estate, construction and consumer loans, the ability of the borrowers to repay these loans and the value of the collateral securing these loans. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, unemployment or other factors beyond our control could impact these local economic conditions and could negatively affect the financial results of our banking operations.

We may not be able to maintain our historical growth rate, which may adversely impact our results of operations and financial condition.

      To achieve our past levels of growth, we have initiated internal growth programs centered on developing new customer accounts at our three locations. We may not be able to sustain our historical rate of growth or may not even be able to grow at all. In addition, we may not be able to obtain any financing necessary to fund additional growth. Various factors, such as economic conditions and competition, may impede or prohibit our growth plans. We may not be able to find suitable candidates for acquisition. Further, any inability to attract and retain experienced bankers may adversely affect our internal growth. A significant decrease in our historical rate of growth may adversely impact our results of operations and financial condition.

We are dependent on our management team, and the loss of our senior executive officers or other key employees could impair our relationship with our customers and adversely affect our financial condition and results of operations.

      Our success is dependent upon the continued service and skills of members of our senior management, including Caralisa Morris Simon, Harvey E. Zinn, R. Darrell Brewer, Dan S. Agnew, Lisa Kay Brettmann, Louise Masson, Sandy McCarver and Harvey Zinn, Jr. The unexpected loss of services of any of these key personnel could have an adverse impact on our business because of the loss of their skills, knowledge of our market, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

We operate in a highly regulated environment and as a result, are subject to extensive regulation and supervision that could adversely affect our financial performance and may be adversely affected by changes in federal and local laws and regulations.

      We are subject to extensive regulation, supervision and examination by federal banking authorities. Any change in applicable regulations or federal or state legislation could have a substantial impact on us and Southern National Bank, and our respective operations. Additional legislation and regulations may be enacted or adopted in the future that could significantly affect our powers, authority and operations or the powers, authority and operations of Southern National Bank, which could have a material adverse effect on our financial condition and results of operations. Further, regulators have significant discretion and power to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. The exercise of this regulatory discretion and power may have a negative impact on us.

We face strong competition with other financial institutions and financial service companies, which could adversely affect our results of operations and financial condition.

      The banking business is highly competitive, and our profitability depends heavily on our ability to compete in our markets with other financial institutions and financial service companies offering products and services similar to those offered by us. We face vigorous competition from banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions. A number of these banks and other financial institutions have substantially greater resources and lending limits, larger branch systems and a wider array of banking services. We also compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, insurance companies and governmental organizations which may offer more favorable financing than we can. Some of our nonbank competitors are not subject to the same extensive regulations that govern us. This competition may reduce or limit our margins on banking services, reduce our market share and adversely affect our results of operations and financial condition.

An interruption in or breach in security of our information systems may result in a loss of customer business.

      We rely heavily on communications and information systems to conduct our business. Any failure or interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposits, servicing or loan origination systems. We cannot assure you that such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed by us. The occurrence of any failure or interruption could result in a loss of customer business and have an adverse effect on our results of operations and financial condition.

Terrorist activities could cause reductions in investor confidence and substantial volatility in the securities markets, which could adversely affect the trading price of our common stock.

      It is not possible to predict the extent to which terrorist activities may occur in the United States or, if they occur, the effect on a particular issuance of securities. It is also uncertain what affects any past or future terrorist activities and any consequent actions on the part of the United States government and others will have on the United States and world financial markets and local, regional and national economies. Among other things, reduced investor confidence could result in substantial volatility in securities markets and a decline in general economic conditions. These unexpected events could materially affect our results of operations and adversely affect the trading price of our common stock.

Risks Associated with Our Common Stock

Holders of our Class B stock have significant control over our company. We have two classes of voting stock — common stock and Class B stock — and the holders of Class B stock currently have, and are expected to maintain, the right to elect 60% of the members of our board of directors. Consequently, the holders of Class B stock will continue to control a majority of our board of directors. In addition, certain significant corporate actions, such as a merger with another institution, require the approval of both classes of stock, each voting separately as a class, which means that the holders of Class B stock could prohibit a transaction favored by the holders of common stock.

      We have 4,310,148 shares of common stock issued and outstanding as of June 7, 2004 and are offering for sale up to                     additional shares of common stock. We also have 2,683,841 shares of Class B stock issued and outstanding as of June 7, 2004, 2,569,830 or 95.75% of which are beneficially owned by certain members of our Board of Directors and management. Except with respect to the election of directors, the rights of the holders of common stock and Class B stock are substantially the same.

      With respect to the election of directors, our Amended and Restated Articles of Incorporation provide that the holders of Class B stock are entitled to elect a specific percentage of our directors, depending on the number of shares of Class B stock then outstanding. Remaining directors are elected by the holders of our common stock. As long as at least 250,000 shares of Class B stock are outstanding, the holders of Class B stock are entitled to elect 60% of the directors. This percentage is reduced as the number of outstanding shares of Class B stock decreases below 250,000 shares. As of the date of this prospectus, because our executive officers and directors beneficially own 95.75% of the outstanding Class B stock, these persons can elect a majority of the members of our board of directors regardless of the number of shares of common stock issued and outstanding or sold in this offering.

      Further, our Amended and Restated Articles of Incorporation provide that certain transactions such as a merger, consolidation and a sale of substantially all of our assets must be approved by the holders of at least a majority of each class of our stock, each voting separately as a class, which means that the holders of a majority of the shares of Class B stock could prohibit a transaction favored by the holders of our common stock.

      Each share of Class B stock is convertible at any time, at the election of the holder, into one share of our common stock. No additional shares of Class B stock may be authorized, issued, sold or transferred by us without the affirmative vote of the holders of at least a majority of the issued and outstanding common stock and Class B stock, voting as separate classes.

After completion of the offering, our management will continue to own a significant number of shares of our common stock, allowing management further control over our corporate affairs.

      After the completion of this offering, our executive officers and directors will beneficially own           % of the outstanding shares of our common stock, and approximately           % of such shares of our common

stock if the underwriters’ over-allotment option is fully exercised. In addition, our executive officers and directors will continue to own 2,569,830 shares or 95.75% of the issued and outstanding Class B stock. Accordingly, these executive officers and directors will be able to control, to a significant extent, the outcome of all matters required to be submitted to our shareholders for approval, including decisions relating to the election of directors, the determination of our day-to-day corporate and management policies and other significant corporate transactions. See “Management,” “Beneficial Stock Ownership by Principal Shareholders and Management” and “Description of Our Capital Stock.”

Our corporate organizational documents and the provisions of Texas law to which we are subject may delay or prevent a change in control of our company that you may favor.

      Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws contain certain provisions which may delay, discourage or prevent an attempted acquisition or change of control of the company. These include (i) a provision that enables the holders of our Class B stock to elect 60% of the members of our board, (ii) a provision that requires that any merger or consolidation in which we are not the surviving entity, or sale of substantially all of our assets must be approved by the holders of at least a majority of each class of our capital stock voting as separate classes, (iii) a provision that any special meeting of our shareholders may be called only by a majority of the Board of Directors, the Senior Chairman of the Board, the Chairman of the Board, the President or the holders of at least 33% of our total number of shares of common stock and Class B stock entitled to vote at the meeting, (iv) a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at an annual or special meeting of shareholders and (v) a provision that denies shareholders the right to amend our Bylaws. Our Amended and Restated Articles of Incorporation provide for noncumulative voting for directors and authorize our Board of Directors to issue shares of preferred stock without shareholder approval and upon such terms as our Board of Directors may determine. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in us. In addition, certain provisions of Texas law, including a provision which restricts certain business combinations between a Texas corporation and certain affiliated shareholders, may delay, discourage or prevent an attempted acquisition or change in control of the company. See “Description of Our Capital Stock — Preferred Stock,” and “— Texas Law and Certain Provisions of our Articles of Incorporation and Bylaws.”

There is limited prior trading history in our common stock, and there is no assurance that once listed on the Nasdaq National Market a market will develop for our common stock.

      Prior to the offering, our common stock traded on the OTC Bulletin Board under the symbol “SNBT.” There has been limited trading in our shares of common stock, at widely varying prices, and trading to date has not created an active market for our shares. We intend to apply for quotation of our common stock on the Nasdaq National Market under the symbol “SNBT.” One of the requirements for trading on the Nasdaq National Market is that there be at least three registered market makers in our common stock before trading can commence. The underwriters have advised us that they intend to make a market in our common stock as long as the volume of trading activity in our common stock and certain other market making conditions justify doing so. Nonetheless, there can be no assurance that an active public market will develop or be sustained after the offering or that if such a market develops, investors in our common stock will be able to resell their shares at or above the initial public offering price. Making a market involves maintaining bid and asked quotations for our common stock and being available as principal to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of our common stock at any given time, which presence is dependent upon the individual decisions of investors over which neither we nor any market maker has any control.

Purchasers of our common stock will experience immediate dilution.

      If you purchase shares of our common stock in this offering, you will experience immediate dilution of approximately           % in your investment, in that our tangible book value after the offering will be approximately $          compared with an assumed initial public offering price of $           per share. See “Dilution.”

Future sales of our common stock could depress the price of our common stock, and sales of a substantial number of shares of our common stock in the public market by our shareholders after this offering, or the perception that these sales are likely to occur, could cause the market price of our common stock to decline.

      Upon completion of this offering, we will have outstanding                      shares of our common stock. As of June 7, 2004, we have outstanding 2,683,841 shares of Class B stock, each of which is convertible into one share of common stock. In addition, 1,300,000 shares of our common stock are reserved for issuance to our directors, officers and employees under our 2002 Stock Option Plan.

      All of the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our “affiliates” within the meaning of Rule 144 under the Securities Act, which shares will be subject to the resale limitations of Rule 144, or purchased under the directed share program, which shares will be subject to a 180-day lock-up period.                     of the remaining shares of outstanding common stock, representing approximately           % of the outstanding common stock upon completion of this offering, will be “restricted securities” under the Securities Act, subject to restrictions on the timing, manner and volume of sales of those shares. We, our directors and officers and certain shareholders (who collectively own approximately           % of our outstanding common stock immediately prior to this offering) have entered into lock-up agreements (and the purchasers of shares of our common stock under the directed share program will agree to restrictions) generally providing, subject to limited exceptions, that they will not, without the prior written consent of Keefe, Bruyette & Woods, Inc., directly or indirectly, during the period ending 180 days after the date of this prospectus, offer to sell, or otherwise dispose of any shares of our common stock.

      Following the completion of this offering, we also intend to file a registration statement on Form S-8 under the Securities Act covering the                      shares of our common stock reserved for issuance under our 2002 Stock Option Plan as of                     , 2004. Accordingly, subject to applicable vesting requirements and exercise with respect to options, shares registered under that registration statement will be available for sale in the open market immediately by persons other than our directors, executive officers and certain significant shareholders and immediately after the 180-day lock-up agreements expire by our directors, executive officers and certain significant shareholders. See “Dilution” and “Shares Eligible For Future Sale.”

Our determination of the market price of our common stock may not be indicative of its market price after this offering and our market price may decline.

      The initial public offering price of the shares of our common stock will be determined by negotiations between us and the underwriters and may not necessarily bear any relationship to our book value, past operating results, financial condition or other established criteria of value and may not be indicative of the market price of our common stock after this offering. We expect to determine the public offering price based on a variety of factors, including:

•	prevailing market and general economic conditions;

•	the market capitalizations, trading histories and stages of development of other traded companies that the underwriters believe to be comparable to us;

•	our results of operations in recent periods;

•	our current financial position;

•	estimates of our business potential and prospects;

•	an assessment of our management;

•	the present state of our development; and

•	the availability for sale in the market of a significant number of shares of common stock.

      The stock market has experienced significant price and volume volatility in recent years. These market fluctuations may be unrelated to the operating performance of particular companies whose shares are traded and may adversely affect the market price of our common stock. In addition, future sales of our common stock could depress the price of our common stock. We cannot assure you that the market price of our common stock will not decline below the initial public offering price.

We currently do not intend to pay dividends on our common stock. In addition, our future ability to pay dividends is subject to restrictions.

      We have not paid any dividends to our holders of common stock and Class B stock in the past and we currently do not intend to pay any dividends on either class of stock in the foreseeable future. In the event that we decide to pay dividends, there are a number of restrictions on our ability to pay dividends. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries.

      We have issued an aggregate of $38.3 million in junior subordinated debentures to our four wholly-owned subsidiary trusts. We pay interest on the debentures, which is used by the trusts to pay distributions on the trust preferred securities issued by them. The indenture governing the issue of each of these debentures provides that in the event we fail to make an interest payment on the debentures, we are prohibited from paying dividends on our common stock until all debenture interest payments are current. Accordingly, if we are unable to pay interest on these debentures, we will be unable to pay dividends on our common stock.

      Our principal source of funds to pay dividends on our common stock will be cash dividends that we receive from Southern National Bank. The payment of dividends by Southern National Bank to us is subject to certain restrictions imposed by federal banking laws, regulations and authorities. The federal banking statutes prohibit federally insured banks from making any capital distributions (including a dividend payment) if, after making the distribution, the institution would be “under-capitalized” as defined by statute. In addition, the relevant federal regulatory agencies have authority to prohibit an insured bank from engaging in an unsafe or unsound practice, as determined by the agency, in conducting an activity. The payment of dividends could be deemed to constitute such an unsafe or unsound practice, depending on the financial condition of Southern National Bank. Regulatory authorities could impose administratively stricter limitations on the ability of Southern National Bank to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements. As of March 31, 2004, an aggregate of approximately $13.3 million was available for payment of dividends by Southern National Bank to us under applicable restrictions, without regulatory approval. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Regulatory Capital” on page 56 and “Supervision and Regulation — Southern National Bank.”

SPECIAL CAUTIONARY NOTE REGARDING

FORWARD-LOOKING STATEMENTS

      A number of presentations and disclosures in this prospectus, including any statements preceded by, followed by or which include the words “anticipate,” “believe,” “continue,” “expect,” “estimate,” “intend,” “may,” “will,” “should,” “could,” “hope,” “might,” “assume” and similar words constitute forward-looking statements. These statements discuss future expectations, activities or events, and are subject to a number of risks and uncertainties, many of which are beyond our control. Important factors that could cause actual results or developments to differ materially from estimates or projections contained in forward-looking statements include:

•	general business and economic conditions in the markets we serve may be less favorable than anticipated;

•	changes in market rates and prices may impact the value of securities, loans, deposits and other financial instruments;

•	legislative or regulatory developments including changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial securities industry;

•	competitive factors including product and pricing pressures among financial services organizations may increase;

•	our ability to expand and grow our business and operations, including the establishment of additional branches and acquisition of additional banks, and our ability to realize the cost savings and revenue enhancements we expect from such activities; and

•	fiscal and governmental policies of the United States federal government.

      For other factors, risks and uncertainties that could cause actual results to differ materially from estimates and projections contained in forward-looking statements, please read the “Risk Factors” section of this prospectus.

      Forward-looking statements are not guarantees of performance or results. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. We caution you, however, that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. These statements speak only as of the date of this prospectus (or an earlier date to the extent applicable). We will not update these statements unless applicable laws require us to do so.

USE OF PROCEEDS

      We estimate that our net proceeds from our sale of                      shares of our common stock in this offering (based on an assumed initial offering price of $           per share, the midpoint of the estimated offering range) will be approximately $           million, after deduction of offering expenses estimated to be $ and underwriting discounts and commissions. If the underwriters exercise the over-allotment option in full, we anticipate that the net proceeds from the sale of our common stock will be approximately $           million after deduction of offering expenses and underwriting discounts and commissions.

      We plan to use the net proceeds from this offering as follows:

•	to support anticipated balance sheet growth, including contributions to the capital of Southern National Bank and the opening of additional branches;

•	for possible acquisitions; and

•	for general corporate purposes.

      From time to time in the ordinary course of our business we evaluate potential acquisition opportunities, some of which may be material. At the present time, we do not have any plans, arrangements or understandings relating to any acquisition.

      The precise amounts and timing of the application of the net proceeds from this offering depends upon many factors, including, but not limited to, the amount of any such proceeds and actual funding requirements. Until the proceeds are used, we may invest the proceeds, depending on our cash flow requirements, in short and long-term investments, including, but not limited to treasury bills, commercial paper, certificates of deposit, securities issued by U.S. government agencies, money market funds, repurchase agreements and other similar investments.

OUR POLICY REGARDING DIVIDENDS

      Holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose. We have not paid any dividends to our holders of common stock and Class B stock in the past and we currently do not intend to pay dividends on either class of stock in the foreseeable future. In the event that we decide to pay dividends, there are a number of restrictions on our ability to do so.

      For a foreseeable period of time, our principal source of cash revenues will be dividends paid by Southern National Bank with respect to its capital stock. There are certain restrictions on the payment of these dividends imposed by federal banking laws, regulations and authorities. See “Supervision and Regulation — SNB Bancshares, Inc. — Regulatory Restrictions on Dividends; Source of Strength” and “Supervision and Regulation — Southern National Bank — Restrictions on Distribution of Subsidiary Bank Dividends and Assets.”

      The declaration and payment of dividends on our common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by our board of directors. As of March 31, 2004, an aggregate of approximately $13.3 million was available for payment of dividends by Southern National Bank to us under applicable regulatory restrictions, without regulatory approval. Regulatory authorities could impose administratively stricter limitations on the ability of the bank to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements. In addition, the terms of our junior subordinated debentures may limit our ability to pay dividends on our common stock.

DILUTION

      If you invest in our common stock, you will be diluted to the extent that the initial per share offering price exceeds the net tangible book value per share of our common stock immediately after the offering.

      Our net tangible book value as of March 31, 2004, which includes shares of both common stock and Class B stock, was $34.4 million, or $4.92 per share. Net tangible book value per share represents the difference between total assets, less intangible assets and goodwill, and total liabilities, divided by the number of shares of common stock and Class B stock outstanding.

      Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our capital stock in this offering and the pro forma net tangible book value per share of our common stock immediately after the offering. After giving effect to our sale of                      shares of common stock in this offering at an assumed public offering price of $           per share, not including possible issuance of an additional                      shares pursuant to the underwriters’ over-allotment option, and after deduction of the underwriting commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2004 would have been $           million, or $           per share. This represents an immediate increase in pro forma net tangible book value to existing shareholders attributable to new investors of $           per share and an immediate dilution of $           per share to new investors.

Assumed offering price per share (the midpoint of the estimated offering range)	$
Net tangible book value per share at March 31, 2004		4.92
Increase per share attributable to new investors
Pro forma net tangible book value per share after the offering
Dilution per share to new investors	$

      The computations above do not take into account shares of our common stock which have been or may be issued upon the exercise of stock options after March 31, 2004. As of June 7, 2004, there were outstanding options to purchase a total of 340,500 shares of common stock at a weighted average exercise price of $5.00 per share and 959,500 shares of common stock reserved for issuance under our stock option plan. If all options outstanding as of June 7, 2004 were exercised on the date of completion of the offering, new investors purchasing shares in this offering would suffer dilution per share of $          .

CAPITALIZATION

      The following table sets forth our unaudited consolidated capitalization at March 31, 2004:

•	on an actual basis; and

•	on a pro forma basis to give effect to the sale of the shares of our common stock offered by this prospectus, assuming that the underwriter’s over-allotment is not exercised, at a price per share of $ (the midpoint of the estimated offering range), net of underwriting discounts and commissions and other estimated offering expenses, and the application of the net proceeds from this offering as if this offering had been completed as of March 31, 2004.

      The following data should be read in conjunction with the financial information included in this prospectus, including our historical consolidated financial statements and related notes.

	March 31, 2004

		As Adjusted
		for the
	Actual	Offering

	(Dollars in thousands)
Indebtedness:
Junior subordinated debentures	$38,250	$
Shareholders’ equity:
Common stock, $0.01 par value, 20,000,000 shares authorized, 3,777,208 shares issued and outstanding; shares issued and shares outstanding, as adjusted	38
Class B stock, $0.01 par value, 3,227,575 shares authorized, 3,216,781 shares issued and outstanding	32
Additional paid-in capital	13,974
Retained earnings	19,730
Accumulated other comprehensive gain	602

Total shareholders’ equity	34,376

Total capitalization	$72,626

Consolidated capital ratios:
Leverage ratio	4.85%
Average shareholders’ equity to average total assets	3.49
Tier 1 risk-based capital ratio	8.24
Total risk-based capital ratio	14.10

      The computations set forth in the above table do not take into account shares of our common stock which have been or may be issued upon the exercise of stock options after March 31, 2004.

BUSINESS

General

      We were formed in 1995 as a bank holding company for Southern National Bank, which was chartered in 1985 as a community bank in southwest Houston. We currently operate the following three locations:

      Memorial Hermann Southwest Hospital. In 1990, we established a branch location in Memorial Hermann Southwest Hospital, the largest not-for-profit multi-hospital system in Houston. This location provides us immediate proximity to a large number of physicians and other medical professionals. We have developed an expertise in serving the personal and business needs of this generally high net worth group and seek to attract their business and consumer loans and deposits. This location also serves the Sharpstown commercial and residential areas, which include Houston Baptist University, a number of small to medium-sized businesses and several residential neighborhoods.

      Sugar Land. In 1995, we relocated our main banking facilities to Sugar Land, located approximately 15 miles southwest of downtown Houston. From this location, we serve our primary market of Fort Bend County, one of the fastest growing counties in the United States.

      Uptown-Post Oak Galleria area. In 2000, we established our Uptown-Post Oak location in Houston’s upscale Galleria area, which serves Galleria area businesses and the very affluent Tanglewood, Memorial and River Oaks residential communities.

Our Community Banking Strategy

      In order to attract customers, we utilize a two-pronged strategy: (1) provide exceptional customer service that other banks are unable or unwilling to provide and (2) support community and charitable organizations by encouraging our employees to volunteer their time and allowing the organizations to use our facilities for their meetings. We support over 200 philanthropic organizations, many of which regularly use our facilities, providing our officers an opportunity to solicit business from leaders in the community as well as the organizations themselves. This strategy, coupled with our ongoing business development efforts, has been successful, as we have grown loans from $128.9 million at December 31, 1997 to $424.5 million at December 31, 2003, or a five-year average annual compounded growth rate of 22.0%. All of this growth was achieved without any acquisitions and with limited advertising.

      The cornerstone of our community banking strategy is to provide an unparalleled level of personal service. We differentiate ourselves among the many financial institutions in our markets by forging relationships based on old-fashioned, person-to-person customer service. We believe that a community-oriented culture is most effective where our customers and our employees establish long-term, mutually beneficial, relationships. Our community banking approach focuses on readily accessible, centralized management and streamlined decision making procedures that allow us to respond quickly to the needs of our customers. In fact, we designed our branches to allow our customers access to our executives and employees through our “open lobby” layout. We believe that our personal service emphasis puts us at a competitive advantage relative to the other banks in our market and has been an instrumental part of the growth that we have experienced.

      The second part of our community banking strategy centers on making our organization and our officers and employees visible participants in, and supporters of, philanthropic activities and events. In addition, our attractive, spacious facilities, replicas of buildings designed by Thomas Jefferson, provide a hospitable meeting venue for charitable organizations as well as our customers. Making our facilities available to the community and participating heavily in community activities enables us to meet and attract the type of customers we seek. We believe that the residents of our community have reciprocated our commitment to the community by giving us their business.

Market

      Our primary market, Fort Bend County, is one of the fastest growing counties by population in the United States. From 2000 to 2003, Fort Bend County’s population increased 18.4% and it was the second fastest growing county in the United States among counties with over 250,000 people. Fort Bend County is projected to grow 18.1% in the next five years versus a 5.3% growth rate projected for the U.S. as a whole. Job growth in Fort Bend County also continues to be robust, with the number of jobs having increased 64.6% from 1990 to 2003, compared with 19.2% for the U.S. Fort Bend County possesses strong wealth demographics in that 32.2% of the households in the county earn in excess of $100,000, compared with only 16.2% of households in the U.S. having attained that level. Similarly, the greater Houston economy appears strong, having diversified from an earlier dependence on the energy industry.

Management

      Our business strategy relies heavily on the guidance of our senior management team. Our five executive officers have an aggregate of 117 years of banking experience, with 63 of those years having been spent with us. We believe that our low employee turnover rate provides customers with a beneficial continuity of the service that is rare in the banking industry.

Business Strategies

      Combining a hospitable banking environment, community involvement and employees dedicated to customer service, our objective is to be the premier independent “community-oriented” financial institution in Fort Bend County while maintaining a competitive presence in our other markets. In order to achieve that objective, we plan to focus on the following key strategies:

      Continue our expansion and increase our market share via de novo branching opportunities in Fort Bend County and other high growth markets. We believe that the Fort Bend County communities of Katy, Richmond/Rosenberg and other parts of Sugar Land provide excellent branching opportunities. Other areas for consideration and evaluation, based on growth and demographics, are in the greater Houston metropolitan area, such as Lake Jackson/ Angleton and Pearland. During 2002 and 2003, we bolstered our infrastructure to support future growth by adding significant staffing in the areas of lending, loan operations, loan collections, deposit operations, audit, compliance, investments, accounting and information systems. Historically, we have operated a limited number of branch offices with a high deposit base per office, and it is our plan to establish branches only in locations where we believe that we can readily grow the branch to at least $50 million in deposits.

      Increase our loan to deposit ratio. We will continue to grow our loan portfolio by expanding our commercial lending and hiring new loan officers. Our goal is to increase our loan to deposit ratio, over time, to the 70% to 80% range from 54% at March 31, 2004. We will continue to offer new loan products, provided that we can offer them competitively.

      Increase core deposits. Expansion of our core deposit base will provide us with a stable and low cost source of funding to continue to grow our loan portfolio. We have begun to diligently focus on attracting lower cost deposits from retail and middle market business customers. In addition, we compete for select public funds, to the extent that they are from our immediate market area because real estate lending relationships do not often involve a high level of deposits. Making core deposits our major source of funding should improve our margin and overall profitability.

      Diversify revenue stream by increasing fee income. We plan to increase our fee income by offering new products, such as cash management services, to our existing customer base. In addition, we expect to market existing fee generating products like our lockbox product to attract new customers, such as municipalities.

      Pursue acquisition opportunities. In considering acquisition opportunities, we will look for select banking organizations in high growth markets that have a similar culture, sound asset quality and compatible management in order to develop our customer base. Our goal is to have any acquisition accretive to earnings per share within the first year of closing the transaction.

Lending Activities

      The following is a discussion of our major types of lending:

Business and Industrial

      Our business and industrial loans are primarily made within our market area and are underwritten on the basis of the borrower’s ability to service the debt from income. As a general practice, we take as collateral a lien on any available real estate, equipment, or other assets owned by the borrower and obtain the personal guaranty of the borrower. In general, business and industrial loans involve more credit risk than residential mortgage loans and commercial mortgage loans and, therefore, usually yield a higher return. The increased risk in business and industrial loans is due to the type of assets collateralizing these loans. The increased risk also derives from the expectation that business and industrial loans generally will be serviced principally from the operations of the business, and those operations may not be successful. Historical trends have shown these types of loans to have higher delinquencies than mortgage loans. As a result of these additional complexities, variables and risks, business and industrial loans require more thorough underwriting and servicing than other types of loans. Further, our policies require us to visit with business and industrial customers twice per year. At March 31, 2004, we had $64.8 million in business and industrial loans, which represented 14.1% of our total loans.

Commercial Mortgage Loans

      In addition to business and industrial loans collateralized by real estate, we make commercial mortgage loans to finance the purchase of real property, which generally consists of real estate with completed structures. Commercial mortgage lending typically involves higher loan principal amounts and the repayment of loans is dependent, in large part, on sufficient income from the properties collateralizing the loans to cover operating expenses and debt service. As a general practice, we require our commercial mortgage loans to be collateralized by well-managed income producing property with adequate margins and to be guaranteed by responsible parties. We look for opportunities where cash flow from the collateral provides adequate debt service coverage and the guarantor’s net worth is centered on assets other than the project we are financing.

      Our commercial mortgage loans are generally collateralized by first liens on real estate, have fixed or floating interest rates and amortize over a 15 to 25-year period with balloon payments due at the end of one to nine years. Payments on loans collateralized by such properties are often dependent on the successful operation or management of the properties. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans.

      In underwriting commercial mortgage loans, we seek to minimize the risks in a variety of ways, including giving careful consideration to the property’s operating history, future operating projections, current and projected occupancy, location and physical condition. Our underwriting analysis also includes credit checks, reviews of appraisals and environmental hazards or EPA reports and a review of the financial condition of the borrower. Our policies require us to inspect properties on an annual basis, but our practice is to have more frequent inspections of properties, if possible. At March 31, 2004, we had $200.6 million in commercial mortgage loans, which represented 43.5% of our total loans.

1-4 Family Residential Mortgage

      A significant portion of our lending activity has consisted of the origination of 1-4 family residential mortgage loans collateralized by owner-occupied properties located in our market areas. We offer a variety of mortgage loan products which generally are amortized over 15 to 30 years with balloon payments due in five to seven years. Loans collateralized by 1-4 family residential real estate generally have been originated in amounts of no more than 90% of appraised value. We have elected to keep all 1-4 family residential loans for our own account rather than selling such loans into the secondary market.

      As of March 31, 2004, our 1-4 family real estate loan portfolio was $121.0 million, which represented 26.2% of our total loans. Of this amount, $15.9 million is repriceable in one year or less and an additional $75.9 million is repriceable from one year to five years. These high percentages in short-term real estate loans reflect our commitment to managing interest rate risk.

      We retain a valid lien on real estate and obtain a title insurance policy that insures that the property is free of encumbrances. We also require hazard insurance in the amount of the loan and, if the property is in a flood plain as designated by the Department of Housing and Urban Development, we require flood insurance. We offer the option to borrowers to advance funds on a monthly basis from which we make disbursements for items such as real estate taxes, private mortgage insurance and hazard insurance.

Construction and Land Development

      We also make loans to finance the construction of residential and, to a limited extent, nonresidential properties. We have long-standing relationships with 40 homebuilders. Construction loans generally are secured by first liens on real estate and have floating interest rates. We employ our own construction inspector to make regular inspections prior to approval of periodic draws on these loans. Underwriting guidelines similar to those described above are also used in our construction lending activities. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the value of the project is dependent on its successful completion. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, there is no assurance that we will be able to recover all of the unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time. While we have underwriting procedures designed to identify what we believe to be acceptable levels of risks in construction lending, no assurance can be given that these procedures will prevent losses from the risks described above.

      At March 31, 2004, we had $63.7 million in construction and/or land development loans, which represented 13.8% of our total loans. Approximately $39.2 million in construction loans were loans to local builders and individuals to finance residential construction. Approximately $9.4 million of the remaining construction loans were commercial and multi-family construction loans and approximately $15.1 million were loans to finance residential and commercial loan developments.

Consumer

      We provide a variety of consumer loans, including automobile loans, recreational vehicle loans, boat loans, home improvement loans, home equity loans, personal loans (collateralized and uncollateralized) and deposit account collateralized loans. The terms of these loans typically range from 12 to 120 months and vary based upon the nature of the collateral and size of the loan. Consumer loans entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws may limit the amount which can be recovered on such loans. At March 31, 2004, we had $11.8 million in consumer loans, which represented 2.6% of our total loans.

Underwriting Strategy

      We maintain few lending relationships that approach our legal lending limit of approximately $11.7 million. Lending officers are assigned various levels of loan approval authority based upon their respective levels of experience and expertise. New and renewed loans, or modifications to loans, in which the loan relationship is $1.0 million or above are evaluated weekly by our Senior Loan Committee, which consists of non-employee directors. Our strategy for approving or disapproving loans is to follow conservative loan policies and underwriting practices which include:

•	granting loans on a sound and collectible basis;

•	serving the legitimate needs of the community and our general market area while obtaining a balance between maximum yield and minimum risk;

•	ensuring that primary and secondary sources of repayment are adequate in relation to the amount of the loan;

•	developing and maintaining adequate diversification of the loan portfolio as a whole and of the loans within each category; and

•	ensuring that each loan is properly documented and, if appropriate, insurance coverage is adequate.

      Our credit administration and compliance personnel interact daily with commercial and consumer lenders to identify potential underwriting or technical exception variances. In addition, we have placed increased emphasis on the early identification of problem loans to aggressively seek resolution of the situations and thereby keep loan losses at a minimum.

Competition

      The banking business is highly competitive. We experience substantial competition in attracting and retaining savings deposits and in lending funds. The primary factors we encounter in competing for savings deposits are convenient office locations and rates offered. Direct competition for savings deposits comes from other commercial bank and thrift institutions, money market mutual funds and corporate and government securities which may offer more attractive rates than insured depository institutions are willing to pay. The primary factors we encounter in competing for loans include, among others, interest rate and loan origination fees and the range of services offered. Competition for origination of real estate loans normally comes from other commercial banks, thrift institutions, mortgage bankers, mortgage brokers and insurance companies. We believe that we have been able to compete effectively with other financial institutions by emphasizing customer service and technology; by establishing long-term customer relationships and building customer loyalty; and by providing products and services designed to address the specific needs of our customers.

Employees

      As of March 31, 2004, we had 146 full-time employees, five of whom were executive officers. We provide medical and hospitalization insurance to our full-time employees. We consider our relations with employees to be excellent. Neither we nor Southern National Bank is a party to any collective bargaining agreement.

Facilities

      We conduct our business at three locations. Our headquarters are located at 14060 Southwest Freeway, Sugar Land, Texas in a one-story building owned by us. We own the buildings in which our banking offices are located, except for the Memorial Hermann Southwest Hospital branch. The lease agreement for this location expires on October 8, 2010.

      The following table sets forth specific information regarding each of our banking locations:

		Deposits at
		March 31,
Facility	Address	2004

		(In thousands)
Main Office	14060 Southwest Freeway Sugar Land, Texas 77478	$584,036
Memorial Hermann Southwest Hospital Branch	7737 Southwest Freeway Houston, Texas 77074	82,003

Uptown/ Post Oak	1101 Post Oak Boulevard Houston, Texas 77056	177,864

      In addition, we lease two drive-through facilities, the Bellfort Motor Bank and Beechnut Motor Bank, which are not physically attached to our branch locations. The lease agreement for the Bellfort Motor Bank expires on January 31, 2006, not including two five-year renewal periods at our option. The lease agreement for the Beechnut Motor Bank expires on September 30, 2007.

      Our main office, located in Sugar Land, is the first of a “campus-style” series of facilities replicating buildings designed by Thomas Jefferson. Our headquarters building was inspired by Jefferson’s residence, Monticello. In October 2002, adjacent to our main office building we completed construction of a building inspired by Jefferson’s retreat home, Poplar Forest. In 2004, we began construction on a series of buildings scheduled for completion in the summer of 2005, consisting of a long building made up of three connected pavilions. This addition will be for our operations center and will house our accounting, loan administration and data processing departments. Our Uptown-Post Oak branch, located in Houston’s upscale Galleria area, is based on Jefferson’s Farmington of Charlottesville, Virginia.

Legal Proceedings

      We and Southern National Bank from time to time will be party to or otherwise involved in legal proceedings arising in the normal course of business. Management does not believe that there are any material pending or threatened legal proceedings to which we or Southern National Bank are a party which, upon resolution, would have a material adverse effect on our financial condition, results of operations or cash flows.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      The following table summarizes our historical consolidated financial data for the periods and as of the dates indicated. The selected historical consolidated financial data as of December 31, 2003 and 2002 and for the three years ended December 31, 2003 is derived from our audited financial statements and related notes included in this prospectus and should be read in conjunction with our audited financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 26. The summary historical consolidated financial data as of December 31, 2001, 2000 and 1999 and for the two years ended December 31, 2000 have been derived from our audited financial statements which are not included in this prospectus. The selected historical financial data as of and for the three months ended March 31, 2004 and 2003 is derived from our unaudited interim consolidated financial statements included in this prospectus. These unaudited interim financial statements include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of our financial position and results of operations as of the dates and for the periods indicated. Information for any interim period is not necessarily indicative of results that may be anticipated for the full year.

	As of and for the
	Three Months Ended
	March 31,		As of and for the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(Dollars in thousands, except per share data)
Income Statement Data:
Interest income	$9,955	$7,421	$33,238	$29,371	$28,459	$27,184	$21,458
Interest expense	3,810	2,479	12,059	11,519	14,245	13,253	8,310

Net interest income	6,145	4,942	21,179	17,852	14,214	13,931	13,148
Provision for loan losses	750	715	2,821	1,590	900	709	720

Net interest income after provision for loan losses	5,395	4,227	18,358	16,262	13,314	13,222	12,428
Noninterest income	744	759	2,309	1,893	1,523	1,136	1,106
Noninterest expense	4,231	3,745	15,489	13,351	11,245	10,509	9,447

Income before income taxes	1,908	1,241	5,178	4,804	3,592	3,849	4,087
Provision for income tax expense	649	422	1,761	1,642	1,135	1,283	1,391

Net income	$1,259	$819	$3,417	$3,162	$2,457	$2,566	$2,696

Per Share Data:
Diluted earnings per share	$0.17	$0.11	$0.48	$0.56	$0.59	$0.53	$0.55
Book value per share	4.92	4.44	4.40	4.35	2.76	2.15	2.05
Tangible book value per share	4.92	4.44	4.40	4.35	2.76	2.15	2.05
Weighted average shares outstanding (in thousands)
Class B stock	3,271	3,306	3,298	3,498	3,719	4,815	4,899
Common stock	3,723	3,688	3,696	2,182	455	32	—

Total	6,994	6,994	6,994	5,680	4,174	4,847	4,899

Shares outstanding at end of period (in thousands)
Class B stock	3,217	3,287	3,258	3,306	3,719	3,719	4,899
Common stock	3,777	3,707	3,736	3,688	455	455	—

Total	6,994	6,994	6,994	6,994	4,174	4,174	4,899

	As of and for the
	Three Months Ended
	March 31,		As of and for the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(Dollars in thousands, except per share data)
Period-End Balance Sheet Data:
Total assets	$975,147	$651,528	$883,841	$574,594	$461,229	$366,539	$307,491
Total securities	448,373	244,795	412,620	177,200	128,865	77,689	80,627
Total loans	460,872	357,750	424,479	342,085	280,921	250,195	200,985
Allowance for loan losses	6,181	4,273	5,650	4,006	3,371	2,501	1,899
Total deposits	843,903	520,951	733,971	526,171	420,765	341,705	276,470
Shareholders’ equity	34,376	31,030	30,767	30,429	11,534	8,962	10,058
Average Balance Sheet Data:
Total assets	$926,021	$600,998	$730,252	$522,189	$387,974	$333,242	$282,700
Total securities	412,277	202,797	302,590	157,562	82,542	79,089	72,790
Total loans	436,077	349,290	383,844	305,912	265,342	226,133	183,636
Allowance for loan losses	5,949	4,133	4,788	3,629	2,944	2,244	1,676
Total deposits	800,979	514,746	591,070	474,588	354,760	287,010	247,291
Shareholders’ equity	32,293	31,210	30,709	21,765	10,922	11,240	10,279
Performance Ratios(1):
Return on average assets	0.55%	0.55%	0.47%	0.61%	0.63%	0.77%	0.95%
Return on average shareholders’ equity	15.68	10.55	11.13	14.53	22.50	22.83	26.23
Net interest margin	2.77	3.61	3.07	3.69	3.96	4.58	5.11
Efficiency ratio(2)	64.79	70.10	68.51	69.21	72.64	69.75	66.26
Asset Quality Ratios(3):
Nonperforming assets to total loans and other real estate owned	1.70%	1.14%	1.39%	1.35%	0.27%	0.42%	0.30%
Net charge-offs to average loans	0.20	0.51	0.31	0.31	0.01	0.05	0.17
Allowance for loan losses to period-end loans	1.34	1.19	1.33	1.17	1.20	1.00	0.94
Allowance for loan losses to nonperforming loans	110.10	104.78	96.55	86.65	437.79	233.96	222.37
Capital Ratios:
Leverage ratio(4)	4.85%	6.65%	5.09%	6.33%	3.78%	3.85%	5.40%
Average shareholders’ equity to average total assets	3.49	5.19	4.21	4.17	2.82	3.37	3.64
Tier 1 risk-based capital ratio	8.24	10.45	8.84	10.15	5.56	5.71	8.58
Total risk-based capital ratio	14.10	16.05	15.35	11.27	7.83	8.29	11.05

(1)	Interim period performance ratios are annualized.

(2)	The efficiency ratio is computed by dividing total noninterest expense by net interest income plus noninterest income, excluding securities gains and losses.

(3)	At period end, except net charge-offs to average loans.

(4)	Computed by dividing period-end equity excluding intangible assets by fourth quarter average assets for annual periods and by first quarter average assets for interim periods.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      Management’s Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of our balance sheets and statements of income. This section should be read in conjunction with our audited consolidated financial statements and related notes as of December 31, 2003 and 2002 and for each of the three years ended December 31, 2003 and our unaudited interim consolidated financial statements and related notes as of and for the three months ended March 31, 2004 and 2003, which are included in this prospectus.

Overview

      We generate the majority of our revenue from interest on loans, service charges on customer accounts and income from investment securities. This revenue is offset by interest expense paid on deposits and other borrowings and noninterest expense such as administrative and occupancy expenses. Net interest income is the difference between interest income on interest-earning assets such as loans and securities and interest expense on interest-bearing liabilities such as customer deposits and other borrowings which are used to fund those assets. Net interest income is our largest source of net income. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income.

      Noninterest income is another source of income for us. We receive fees from our deposit customers in the form of service fees, check pay fees and other fees for services provided to the customer. Other services such as safe deposit, wire transfer and consigned item sales provide additional fee income. We may also generate income from the sale of investment securities. The fees collected by us and any gains on sales of securities are found in our Consolidated Statements of Income under “noninterest income.” Offsetting these earnings are operating expenses referred to as “noninterest expense.” Because banking is a very people intensive industry, our largest operating expense is employee compensation and benefits.

Critical Accounting Policies

      Our accounting policies are integral to understanding the results reported. Our accounting policies are described in detail in Note A to the consolidated financial statements included in this prospectus. The policies related to the allowance for loan losses require a significant amount of subjective and complex judgment and assumptions by our management. Because of the nature of judgments and assumptions made by our management, actual results could differ from these judgments and assumptions, which could have a material impact on our financial condition and results of operations.

      Allowance for Loan Losses — The allowance for loan losses is a valuation allowance for probable losses incurred on loans. Loans are charged to the allowance when the loss actually occurs or when a determination is made that a probable loss has occurred. Recoveries are credited to the allowance at the time of recovery. Throughout the year, management estimates the probable level of losses to determine whether the allowance for loan losses is adequate to absorb losses in the existing portfolio. Based on these estimates, an amount is charged to the provision for loan losses and credited to the allowance for loan losses in order to adjust the allowance to a level determined to be adequate to absorb losses. Management’s judgment as to the level of probable losses on existing loans involves the consideration of current economic conditions and their estimated effects on specific borrowers; an evaluation of the existing relationships among loans, potential loan losses and the present level of the allowance; results of examinations of the loan portfolio by regulatory agencies; and management’s internal review of the loan portfolio. In determining the collectability of certain loans, management also considers the fair value of any underlying collateral. The amount ultimately realized may differ from the carrying value of these assets because of economic, operating or other conditions beyond our control. Please refer to the subsequent discussion of “Allowance for Loan Losses” beginning on page 33 for additional insight into management’s approach and methodology in estimating the allowance for loan losses.

For the Three Months Ended March 31, 2004 and 2003

      Net income for the three months ended March 31, 2004 was $1.3 million compared with $819,000 for the three months ended March 31, 2003, an increase of 58.7%. Diluted earnings per share were $0.17 for the three months ended March 31, 2004 compared with $0.11 for the three months ended March 31, 2003, an increase of $0.06 or 54.5%. The increase in net income and diluted earnings per share was driven by an $86.8 million or 24.8% increase in average loans over the three months ended March 31, 2003 and a $209.5 million or 103.3% increase in average investment securities over the three months ended March 31, 2003 which enabled us to generate a return on equity of 15.68% for the three months ended March 31, 2004. Net interest income increased 24.3% for the three months ended March 31, 2004 compared with the same period in 2003 largely due to a 59.6% growth in average earning assets over the three months ended March 31, 2003, which helped offset an 84 basis point decrease in our net interest margin as interest rates hit a 45-year low.

      Total average assets increased $325.0 million or 54.1% to $926.0 million for the three months ended March 31, 2004, from $601.0 million for the three months ended of March 31, 2003, primarily due to growth in investment securities and loans. Average deposits increased 55.6% to $801.0 million for the three months ended March 31, 2004 compared with $514.7 million for the three months ended March 31, 2003, primarily as the result of growth in certificates of deposits. We also borrowed from the Federal Home Loan Bank and increased time deposits over $100,000. In 2003, we issued $30.9 million in junior subordinated debentures to three subsidiary trusts. The proceeds from the issuance were used to pay off a long-term note of $6.8 million and to increase the bank’s capital.

Results of Operations

Net Interest Income

      Our operating results depend on our net interest income, which represents the amount by which interest income on interest-earning assets, including securities and loans, exceeds interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Net interest income is the principal source of our earnings. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income. Our net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as “volume changes.” It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as “rate changes.”

      Net interest income for the three months ended March 31, 2004 was $6.1 million, an increase of 24.5% from $4.9 million for the three months ended March 31, 2003. The increase in net interest income was mainly due to the growth in earning assets resulting from increased investment securities and increased loan originations. Average earning assets increased 59.6% to $891.2 million for the three months ended March 31, 2004 compared with $558.3 million for the three months ended March 31, 2003. The increase in interest income due to the growth in earning assets more than offset the effect of the decrease in the net interest margin to 2.77% for the three months ended March 31, 2004 from 3.61% for the same period in 2003. The decrease in the net interest margin was primarily due to interest rates we earned on loans and investment securities decreasing to a greater extent than interest rates we paid on deposits and other borrowed funds.

      Our yield on total interest-earning assets was 4.42% for the three months ended March 31, 2004, a decrease of 92 basis points compared with 5.34% for the three months ended March 31, 2003. For the three months ended March 31, 2004, the yield on average loans was 5.91%, down from 6.49% for the three months ended March 31, 2003, while the yield on average securities decreased from 3.46% for the three months ended March 31, 2003 to 3.24% for the same period in 2004.

      The following table sets forth for the periods indicated an analysis of net interest income by each major category of interest-earning assets and interest-bearing liabilities, the average amounts outstanding, the interest earned or paid on such amounts, and the average rate earned or paid. The table also sets forth the average rate earned on total interest-earning assets, the average rate paid on total interest-bearing liabilities, and the net interest margin for the same periods. Nonaccruing loans have been included in the table as loans carrying a zero yield.

	For the Three Months Ended March 31,

	2004			2003

	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate (1)	Balance	Paid	Rate (1)

	(Dollars in thousands)
Assets:
Interest-earning assets:
Loans	$436,077	$6,513	5.91%	$349,290	$5,670	6.49%
Securities	412,277	3,344	3.24	202,797	1,732	3.46
Federal funds sold	25,269	58	0.91	1,176	3	1.11
Interest-bearing deposits in other financial institutions	17,607	40	0.91	5,086	16	1.22

Total interest-earning assets	891,230	9,955	4.42%	558,349	7,421	5.34%

Less allowance for loan losses	(5,949)			(4,133)

Total interest-earning assets, net of allowance	885,281			554,216

Non-earning assets:
Cash and due from banks	18,067			31,452
Premises and equipment	12,672			10,969
Interest receivable and other assets	10,001			4,361

Total assets	$926,021			$600,998

Liabilities and Shareholders’ Equity:
Interest-bearing liabilities:
NOW, savings, and money market accounts	$336,670	$951	1.14%	$236,937	$745	1.28%
Time deposits	365,592	2,193	2.41	183,154	1,359	3.01
Other borrowed funds	51,683	145	1.13	37,641	126	1.34
Notes payable to bank	—	—	—	6,697	53	3.29
Junior subordinated debentures	38,250	521	5.48	8,580	196	9.11

Total interest-bearing liabilities	792,195	3,810	1.93%	473,009	2,479	2.13%

Noninterest-bearing liabilities:
Demand deposits	98,717			94,655
Accrued interest, taxes and other liabilities	2,816			2,124

Total liabilities	101,533			96,779
Shareholders’ equity	32,293			31,210

Total liabilities and shareholders’ equity	$926,021			$600,998

Net interest income		$6,145			$4,942

Net interest spread			2.49%			3.21%

Net interest margin			2.77%			3.61%

(1)	Annualized.

      The following table presents information regarding changes in interest income and interest expense for the periods indicated for each major category of interest-earning assets and interest-bearing liabilities, which distinguishes between the changes attributable to changes in volume (changes in volume multiplied by old rate) and changes in rates (changes in rates multiplied by new volume). For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated to rate.

	For the Three Months Ended
	March 31, 2004
	Compared with 2003

	Increase (Decrease)
	Due to Change in

	Volume	Rate	Total

	(Dollars in thousands)
Interest-earning assets:
Loans	$1,401	$(558)	$843
Securities	1,803	(191)	1,612
Federal funds sold	67	(12)	55
Interest-bearing deposits in other financial institutions	38	(14)	24

Total increase (decrease) in interest income	3,309	(775)	2,534
Interest-bearing liabilities:
NOW, savings and money market accounts	317	(111)	206
Time deposits	1,365	(531)	834
Other borrowed funds	47	(28)	19
Notes payable to bank	(53)	—	(53)
Junior subordinated debentures	672	(347)	325

Total increase (decrease) in interest expense	2,348	(1,017)	1,331

Increase in net interest income	$961	$242	$1,203

Provision for Loan Losses

      Our provision for loan losses is a charge to earnings made in order to bring our allowance for loan losses to a level deemed appropriate by our management to absorb loan losses inherent in the loan portfolio based on our migration analysis. This analysis considers such factors as our historical loan loss experience, the diversification by industry of our business and industrial loan portfolio, the effect of changes in the local real estate market on collateral values, the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period, the amount of nonperforming loans and related collateral security, the evaluation of our loan portfolio by the semi-annual external loan reviews conducted by an independent loan review company and other relevant factors.

      The provision for loan losses for the three months ended March 31, 2004 was $750,000 compared with $715,000 for the three months ended March 31, 2003. We made the increase in the provision primarily in response to loan growth.

Noninterest Income

      Noninterest income for the three months ended March 31, 2004 was $744,000, a $15,000 decrease from noninterest income of $759,000 for the three months ended March 31, 2003. Other noninterest income increased $12,000 for the three months ended March 31, 2004 compared with same period in 2003. This increase was offset by a $27,000 decrease in service charges on deposits.

      The following table presents, for the periods indicated, the major categories of noninterest income:

	For the Three Months
	Ended March 31,

	2004	2003

	(Dollars in thousands)
Service charges on deposit accounts	$237	$264
Other noninterest income	148	136
Gain on sales of securities	359	359

Total noninterest income	$744	$759

Noninterest Expense

      Noninterest expense for the three months ended March 31, 2004 was $4.2 million, an increase of $486,000 or 13.0% compared with $3.7 million for the three months ended March 31, 2003. The increase was primarily due to a $446,000 increase in employee compensation due to additional employees, normal pay increases and increased insurance costs.

      The following table presents, for the periods indicated, the major categories of noninterest expense:

	For the Three Months
	Ended March 31,

	2004	2003

	(Dollars in thousands)
Employee compensation and benefits	$2,684	$2,238
Non-staff expenses:
Net occupancy expense	439	405
Data processing	286	303
Legal and professional fees	118	126
FDIC deposit insurance premium	25	21
Supplies, telephone, postage	129	144
Advertising	172	173
ATM expenses	58	59
Other	320	276

Total non-staff expenses	1,547	1,507

Total noninterest expense	$4,231	$3,745

      Employee compensation and benefits expense for the three months ended March 31, 2004 was $2.7 million, an increase of $446,000 or 19.9% compared with $2.2 million for the three months ended March 31, 2003. The increase was due primarily to increased salary expenses related to promotions and annual merit increases, as well as expenses related to newly hired staff. The number of full-time equivalent employees was 146 and 133 as of March 31, 2004 and 2003, respectively.

      The efficiency ratio is a supplemental financial measure utilized in management’s internal evaluation of our performance and is not defined under generally accepted accounting principles. The efficiency ratio is calculated by dividing total noninterest expense, by net interest income plus noninterest income, excluding securities gains and losses. An increase in the efficiency ratio indicates that more resources are being utilized to generate the same volume of income, while a decrease would indicate a more efficient allocation of resources. Our efficiency ratio was 64.79% at March 31, 2004, a decrease from 70.10% as of March 31, 2003.

Income Taxes

      Federal income tax is reported as income tax expense and is influenced by the amount of taxable income, the amount of tax-exempt income, the amount of nondeductible interest expense and the amount of other nondeductible expense. Income tax expense increased approximately $227,000 to $649,000 for the quarter ended March 31, 2004 compared with $422,000 for the quarter ended March 31, 2003. The effective tax rate for the three months ended March 31, 2004 and 2003 was 34%.

Financial Condition

Loan Portfolio

      Our primary lending focus is on real estate related customers, which include construction and land development loans, residential real estate loans and commercial mortgage loans. Business and industrial loans accounted for 14.1% of our portfolio as of March 31, 2004. The majority of our customers are small to medium-sized owner-operated businesses. In addition to real estate and business and industrial loans, we offer equipment loans, working capital loans, term loans, revolving lines of credit and letters of credit. Most business and industrial loans are collateralized and on payment programs. The purpose of a particular loan generally determines its structure. In almost all cases, we require personal guarantees on business and industrial loans.

      Total loans were $460.9 million as of March 31, 2004, an increase of $36.4 million or 8.6% compared with total loans of $424.5 million as of December 31, 2003. Loan growth occurred primarily in commercial mortgage loans, which increased by $24.9 million or 14.2%, and business and industrial loans, which increased by $9.6 million or 17.4%.

      The following table summarizes our loan portfolio by type of loan at the dates indicated:

	As of		As of
	March 31, 2004		December 31, 2003

	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Business and industrial	$64,811	14.1%	$55,218	13.0%
Real estate:
Construction and land development	63,696	13.8	65,628	15.5
1-4 family residential	120,953	26.2	117,593	27.7
Commercial mortgages	200,555	43.5	175,686	41.4
Consumer	11,825	2.6	11,092	2.6
Other	153	0.1	198	0.1

Gross loans	461,993	100.3	425,415	100.3
Less unearned discounts and fees	(1,121)	(0.3)	(936)	(0.3)

Total loans	$460,872	100.0%	$424,479	100.0%

      The contractual maturity ranges of our business and industrial, real estate and consumer loan portfolios and the amount of such loans with predetermined interest rates in each maturity range as of March 31, 2004, are summarized in the following table:

	As of March 31, 2004

		After One
	One Year	Through	After
	or Less	Five Years	Five Years	Total

	(Dollars in thousands)
Business and industrial	$35,597	$22,488	$6,726	$64,811
Real estate:
Construction and land development	41,356	15,750	6,590	63,696
1-4 family residential	15,947	75,918	29,088	120,953
Commercial mortgages	21,811	125,379	53,365	200,555
Consumer	4,335	6,961	682	11,978

Total	$119,046	$246,496	$96,451	$461,993

Loans with a predetermined interest rate	$40,858	$126,174	$45,269	$212,301
Loans with a floating interest rate	78,188	120,322	51,182	249,692

Total	$119,046	$246,496	$96,451	$461,993

      Approximately 46% of our total loan portfolio carries fixed rates of interest and approximately 54% of our portfolio has floating or adjustable interest rates. Scheduled contractual principal repayments do not reflect the actual maturities of loans. The average maturity of loans is substantially less than their average contractual term because of prepayments. The average life of mortgage loans tends to increase when the current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when current mortgage loan rates are substantially lower than rates on existing mortgages (due to refinancings of adjustable rate and fixed rate loans at lower rates).

Nonperforming Assets

      We have several procedures in place to assist us in maintaining the overall quality of our loan portfolio. We have established underwriting guidelines to be followed by our officers and also monitor our delinquency levels for any negative or adverse trends, which are also monitored by our board of directors. There can be no assurance, however, that our loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

      We generally place a loan on nonaccrual status and cease to accrue interest when loan payment performance is deemed uncertain. Loans where the interest payments jeopardize the collection of principal are placed on nonaccrual status, unless the loan is both well secured and in the process of collection. Cash payments received while a loan is classified as nonaccrual are recorded as a reduction of principal as long as doubt exists as to collection. We are sometimes required to revise the interest rate or repayment terms in a troubled debt restructuring. We had restructured loans as of March 31, 2004 of $3.3 million, down slightly from $3.4 million as of December 31, 2003. In addition to an internal loan review, we retain an independent loan review company to perform semi-annual external reviews of the loan portfolio.

      We obtain appraisals on loans secured by real estate with principal amounts in excess of $100,000, as required by applicable regulatory guidelines, and may update such appraisals for loans categorized as nonperforming loans and potential problem loans. In instances where updated appraisals reflect reduced collateral values, an evaluation of the borrower’s overall financial condition is made to determine the need, if any, for possible writedowns or appropriate additions to the allowance for loan losses. We record real estate acquired through foreclosure at fair value at the time of acquisition, less estimated costs to sell.

      The following table presents information regarding nonperforming assets as of the dates indicated:

	As of	As of
	March 31, 2004	December 31, 2003

	(Dollars in thousands)
Nonaccrual loans	$2,293	$2,496
Accruing loans past due 90 days or more	—	—
Restructured loans	3,321	3,356
Other real estate	2,255	40

Total nonperforming assets	$7,869	$5,892

Nonperforming assets to total loans and other real estate	1.70%	1.39%

      Nonperforming assets were $7.9 million as of March 31, 2004 compared with $5.9 million as of December 31, 2003. Our ratio of nonperforming assets to total loans and other real estate was 1.70% as of March 31, 2004 and 1.39% as of December 31, 2003. Other real estate increased by $2.2 million as of March 31, 2004 compared with December 31, 2003 primarily due to default of one borrower on a loan collateralized by commercial real estate. Interest on nonperforming loans that would have been accrued under the original loan agreements was $46,000 and $258,000 as of March 31, 2004 and December 31, 2003, respectively.

      As of March 31, 2004 and December 31, 2003, loans totaling $1.3 million and $2.6 million, respectively, were classified as potential problem loans that are not reported in the table above. These loans are subject to management attention and their classification is reviewed on a quarterly basis.

Allowance for Loan Losses

      Our allowance for loan losses is a reserve established through monthly charges to earnings in the form of a provision for loan losses. Based on an evaluation of the loan portfolio, management presents a monthly review of the allowance for loan losses to our board of directors, indicating any change in the allowance since the last review and any recommendations as to adjustments in the allowance. We evaluate the adequacy of our allowance account through our migration analysis, which allows management to consider factors such as our historical loan loss experience, the diversification by industry of our commercial loan portfolio, the effect of changes in the local real estate market on collateral values, the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period, the amount of nonperforming loans and related collateral security, the evaluation of our loan portfolio by the semi-annual external loan review conducted by an independent loan review company and other relevant factors. Charge-offs occur when loans are deemed to be uncollectible.

      The allowance for loan losses represents management’s estimate of an amount adequate to provide for known and inherent losses in the loan portfolio in the normal course of business. We make specific allowances for each loan based on its type and classification as discussed below. However, there are additional risks of losses that cannot be quantified precisely or attributed to particular loans or categories of loans, including general economic and business conditions and credit quality trends. We have established an unallocated portion of the allowance based on our evaluation of these risks, which management believes is prudent and consistent with regulatory requirements. Due to the uncertainty of risks in the loan portfolio, management’s judgment of the amount of the allowance necessary to absorb loan losses is approximate. The allowance is also subject to regulatory examinations and determination by the regulatory agencies as to the adequacy of the allowance.

      We follow a loan review program to evaluate the credit risk in the loan portfolio. In addition, we contract with an independent loan review company to perform semi-annual external loan reviews. Through the loan review process, we maintain an internally classified loan and watch list which, along with the delinquency list of loans, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. As a result of this process, loans are categorized as substandard, doubtful, loss, special mention or watch.

      Loans classified as “substandard” are those loans with clear and defined weaknesses such as a highly-leveraged position, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize the liquidation of the debt. They are characterized by the distinct possibility that we will sustain some losses if the deficiencies are not corrected.

      Loans classified as “doubtful” are those loans which have characteristics similar to substandard loans but with an increased risk that collection or liquidation in full is highly questionable and improbable.

      Loans classified as “loss” are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value but rather it is not practical or desirable to defer writing off this asset even though partial recovery may be effected in the future.

      As of March 31, 2004, we had $5.5 million of loans classified as substandard, doubtful or loss compared with $7.0 million as of December 31, 2003, a decrease of $1.5 million, all of which occurred in the substandard category. As of March 31, 2004, we had specific allocations of $469,000 in the allowance for loan losses related to these classified loans.

      Our loan and watch list also classifies loans as “watch” and “special mention,” which further aids us in monitoring the quality of our loan portfolio. Loans classified as watch or special mention show warning elements where the present status portrays one or more deficiencies that require attention in the short-term or where pertinent ratios of the borrower have weakened to a point where more frequent monitoring is warranted. These loans do not have all of the characteristics of a classified loan (substandard, doubtful or loss) but do show weakened elements as compared with those of a satisfactory credit. We review these loans to assist in assessing the adequacy of the allowance for loan losses. As of March 31, 2004, we had $13.0 million of such loans, compared with $12.7 million as of December 31, 2003.

      As of March 31, 2004, the allowance for loan losses amounted to $6.2 million or 1.34% of total loans. The allowance for loan losses as a percentage of nonperforming loans was 110.10% and 96.55% as of March 31, 2004 and December 31, 2003, respectively. As of December 31, 2003, the allowance for loan losses totaled $5.7 million, or 1.34% of total loans.

      Net charge-offs were $219,000 for the three months ended March 31, 2004, compared with $447,000 for the same period in 2003. As a percentage of average loans, these net charge-offs were 0.20% as of March 31, 2004 and 0.51% as of March 31, 2003.

      The following table summarizes the activity in our allowance for loan losses during the periods indicated:

	As of and for the
	Three Months	As of and for the
	Ended	Year Ended
	March 31, 2004	December 31, 2003

	(Dollars in thousands)
Average loans outstanding	$436,077	$383,844

Total loans outstanding at end of period	$460,872	$424,479

Allowance for loan losses at beginning of period	$5,650	$4,006
Provision for loan losses	750	2,821
Charge-offs:
Business and industrial	(121)	(516)
Real estate	(94)	(673)
Consumer	(28)	(337)

Total charge-offs	(243)	(1,526)

Recoveries:
Business and industrial	20	187
Real estate	—	51
Consumer	4	111

Total recoveries	24	349

Net charge-offs	(219)	(1,177)

Allowance for loan losses at end of period	$6,181	$5,650

Allowance for loan losses to end of period loans	1.34%	1.33%
Net charge-offs to average loans	0.20	0.31
Allowance for loan losses to end of period nonperforming loans	110.10	96.55

      The following tables describe the allocation of the allowance for loan losses among various categories of loans and certain other information for the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.

	As of March 31, 2004		As of December 31, 2003

		Percent of		Percent of
		Loans to		Loans to
	Amount	Total Loans	Amount	Total Loans

	(Dollars in thousands)
Balance of allowance for loan losses applicable to:
Business and industrial	$—	14.0%	$—	13.0%
Real estate:
Construction and land development	—	13.8	—	15.4
1-4 family residential	50	26.2	92	27.6
Commercial mortgages	352	43.4	519	41.3
Consumer and other	67	2.6	76	2.7
Unallocated	5,712	—	4,963	—

Total allowance for loan losses	$6,181	100.0%	$5,650	100.0%

      Management believes that the allowance for loan losses as of March 31, 2004 is adequate to cover losses inherent in the portfolio as of such date. There can be no assurance, however, that we will not sustain losses in future periods, which could be substantial in relation to the size of the allowance for loan losses as of March 31, 2004.

Securities

      We use our securities portfolio to ensure liquidity for cash requirements, to manage interest rate risk, to provide a source of income, to ensure collateral is available for municipal deposits pledging requirements and to manage asset quality. Securities totaled $448.4 million as of March 31, 2004 compared with $412.6 million as of December 31, 2003, an increase of $35.8 million or 8.7%. The increase was primarily due to an increase of $29.8 million in mortgage-backed securities. As of March 31, 2004, securities represented 46.0% of total assets compared with 46.7% of total assets as of December 31, 2003. The average life of the total securities portfolio as of March 31, 2004 was approximately 2.0 years.

      Mortgage-backed securities (MBS) are securities that have been developed by pooling a number of real estate mortgages and which are principally issued by “quasi-federal” agencies such as Fannie Mae and Freddie Mac. These securities are deemed to have high credit ratings, and minimum regular monthly cash flows of principal and interest are guaranteed by the issuing agencies. Investors assume that the Federal government will support these agencies, although it is under no obligation to do so. Other MBS securities are issued by Ginnie Mae, which is a Federal agency, guaranteed by the U.S. government.

      Unlike U.S. government agency securities, which have a lump sum payment at maturity, mortgage-backed securities provide cash flows from regular principal and interest payments and principal prepayments throughout the lives of the securities. Mortgage-backed securities which are purchased at a premium will generally suffer decreasing net yields as interest rates drop because homeowners tend to refinance their mortgages. Thus, the premium paid must be amortized over a shorter period. Conversely, mortgage-backed securities purchased at a discount will obtain higher net yields in a decreasing interest rate environment. As interest rates rise, the opposite will generally be true. During a period of increasing interest rates, fixed rate mortgage-backed securities do not tend to experience heavy prepayments of principal, and consequently the average life of this security will be lengthened. If interest rates begin to fall, prepayments will increase, thereby shortening the estimated average lives of these securities.

      Collateralized mortgage obligations (CMOs) are bonds that are backed by pools of mortgages. The pools can be Ginnie Mae, Fannie Mae or Freddie Mac or they can be private-label pools. CMOs are designed so that the mortgage collateral will generate a cash flow sufficient to provide for the timely repayment of the bonds. The mortgage collateral pool can be structured to accommodate various desired bond repayment schedules, provided that the collateral cash flow is adequate to meet scheduled bond payments. This is accomplished by dividing the bonds into classes, or traunches, to which payments on the underlying mortgage pools are allocated in different order. The bond’s cash flow, for example can be dedicated to one class of bondholders at a time, thereby increasing call protection to bondholders. In private-label CMOs, losses on underlying mortgages are directed to the most junior of all classes and then to the classes above in order of increasing seniority, which means that the senior classes have enough credit protection to be given the highest credit rating by the rating agencies.

      The following table summarizes the contractual maturities of investment securities on an amortized cost basis and their weighted average yields as of March 31, 2004. This table shows the contractual maturities of the related investment securities and not the estimated average lives of the securities. The contractual maturity of a CMO or MBS is the date at which the last underlying mortgage matures. In the case of a 15-year pool of loans or a 30-year pool of loans, the maturity date of the security will be the date the last payment is due on the underlying mortgages. Tax-exempt obligations are presented on a tax equivalent basis.

	As of March 31, 2004

			After One Year		After Five Years
	Due Within		but Within		but Within
	One Year		Five Years		Ten Years		After Ten Years

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	(Dollars in thousands)
U.S. Government securities	$—	—	$226,976	2.93%	$11,992	2.93%	$—	—%	$238,968	2.93%
Mortgage-backed securities	—	—	8,123	3.73	73,230	3.73	20,297	3.73	101,650	3.73
Collateralized mortgage obligations	—	—			1,952	3.64	91,385	3.64	93,337	3.64
Obligations of state and political subdivisions	—	—	2,111	5.04	169	5.04	244	5.04	2,524	5.04

Total	—	—	$237,210	2.97%	$87,343	3.62	$111,926	3.65%	$436,479	3.28

Other					1,498	7.39%			1,498	7.39

Equities(1)									9,484

Total									$447,461	3.28%

(1)	Includes Federal Home Loan Bank stock, Federal Reserve Bank stock, investment in Community Reinvestment Act funds and the common securities of our wholly-owned subsidiary trusts.

      Contractual maturity of mortgage-backed securities and collateralized mortgage obligations is not a reliable indicator of their expected life because borrowers have the right to prepay their obligations at any time. An analysis as of March 31, 2004 contracted by management shows the following estimated average lives: fixed MBS — 3.3 years; adjustable MBS — 6.2 years; fixed CMOs — 3.5 years. The estimated average life will change if interest rates change. The average life of the total securities portfolio is 2.0 years as of March 31, 2004.

      The following table summarizes the amortized cost of securities classified as available-for-sale and their approximate fair values as of the dates shown. There were no securities classified as held-to-maturity at these dates:

	As of March 31, 2004				As of December 31, 2003

		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value

	(Dollars in thousands)
U.S. Government securities	$238,968	$832	$(320)	$239,480	$245,977	$374	$(2,376)	$243,975
Mortgage-backed securities	101,650	631	(707)	101,574	71,419	639	(277)	71,781
Collateralized mortgage obligations	93,337	666	(340)	93,663	83,308	151	(970)	82,489
Obligations of state and political subdivisions	2,524	61	(9)	2,576	2,525	60	(269)	2,316
Other securities	10,982	112	(14)	11,080	12,040	19	—	12,059

Total	$447,461	$2,302	$(1,390)	$448,373	$415,269	$1,243	$(3,892)	$412,620

      We account for securities according to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. At the date of purchase, we are required to classify debt and equity securities into one of three categories: held-to-maturity, available-for-sale or trading. At each reporting date, the appropriateness of the classification is reassessed. Investments in debt securities are classified as held-to-maturity and measured at amortized cost in the financial statements only if management has the positive intent and ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and measured at fair value in the financial statements with unrealized gains and losses included in earnings. Investments not classified as either held-to-maturity or trading are classified as available-for-sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, in a separate component of shareholders’ equity until realized. We have classified all investment securities as available-for-sale.

Deposits

      Deposits, which represent 88.6% of our interest rate-sensitive liabilities as of March 31, 2004, have historically been the primary source of funding our asset growth. We offer a variety of deposit accounts having a wide range of interest rates and terms. Our deposit accounts consist of demand, savings, money market and time accounts. We rely primarily on competitive pricing policies and customer service to attract and retain these deposits. We have on occasion utilized brokered deposits as a funding source, not to exceed 20% of our total deposits.

      Total average deposits increased to $801.0 million as of March 31, 2004 from $591.0 million as of December 31, 2003, an increase of $210.0 million or 35.5%. This increase was primarily a result of growth in certificates of deposit. As of March 31, 2004, we had $98.7 million in average noninterest-bearing deposits compared with $95.1 million as of December 31, 2003, an increase of $3.6 million. As of March 31, 2004, average NOW accounts, money market accounts and savings deposits accounted for 42% of total average deposits, while average certificates of deposit made up 45.6% of total average deposits.

      The following table presents the daily average balances and weighted average rates paid on deposits for the periods indicated:

	Three Months
	Ended		Year Ended
	March 31, 2004		December 31, 2003

	Amount	Rate	Amount	Rate

	(Dollars in thousands)
Regular savings	$7,067	0.29%	$7,175	0.41%
NOW accounts	206,318	1.01	115,001	0.98
Money market accounts	123,285	1.40	113,846	1.40
Time deposits less than $100,000	114,349	2.41	74,894	2.65
Time deposits $100,000 and over	251,243	2.42	185,074	2.59

Total interest-bearing deposits	702,262	1.80	495,990	1.92
Noninterest-bearing deposits	98,717		95,080

Total deposits	$800,979	1.58%	$591,070	1.61%

      The following table sets forth the amount of our certificates of deposit as of March 31, 2004 that are $100,000 or greater by time remaining until maturity:

As of March 31, 2004

(Dollars in thousands)
Three months or less	$96,893
Over three months through six months	96,547
Over six months through one year	49,531
Over one year	49,940

Total	$292,911

      While a majority of the certificates of deposit in amounts of $100,000 or more will mature during 2004, management expects that a significant portion of these deposits will be renewed. Historically, our large time deposits have been stable and management believes that the rates offered on certificates of deposit are comparable with rates offered by competition in its market areas. If a significant portion of the certificates of deposit were not renewed, it would have an adverse effect on our liquidity. However, we have other available funding sources, such as purchased funds from correspondent banks and Federal Home Loan Bank advances, to mitigate this effect.

Borrowings

      We utilize borrowings to supplement deposits to fund our lending and investing activities. We utilize various FHLB products including short-term fundings or federal funds purchased, with terms ranging from overnight to several days, as well as blanket advances. We have occasionally borrowed funds under longer term option advances, at fixed rates, with maturities ranging from five to ten years, with call features attached. All borrowings from FHLB are collateralized by investment securities and by a blanket pledge on residential loans. Additionally, we have borrowing arrangements with other banks for various unsecured federal funds purchased lines, ranging from $10 million to $15 million per line. As of March 31, 2004, we had a federal funds purchased borrowing of $55.5 million from FHLB, including a $50 million one-year advance maturing on August 19, 2004.

      During the first quarter of 2003, utilizing proceeds from the issuance of $10.3 million in junior subordinated debentures to a newly formed subsidiary trust, we repaid $6.8 million of notes payable owed to Wells Fargo Bank.

      The following table summarizes our outstanding bank note borrowings as of the dates and for the periods indicated:

	As of and for the	As of and for the
	Three Months Ended	Year Ended
	March 31, 2004	December 31, 2003

	(Dollars in thousands)
Ending balance	$—	$—
Average balance for the period	—	1,651
Maximum month-end balance during the period	—	7,080
Average interest rate for the period	—	3.15%
Weighted average interest rate at the end of the period	—	3.10

      As of March 31, 2004, we had four issues of junior subordinated debentures outstanding totaling $38.3 million as follows:

			Interest			Junior
			Rate at			Subordinated	Final
	Issuance		March 31,	Fixed/	Interest Rate	Debt Owed	Maturity
Description	Dates	Call Dates	2004	Adjustable	Basis	to Trusts	Date

	(Dollars in thousands)
SNB Capital Trust I	12/6/2000	12/6/2005	10.20%	Fixed	—	$7,320	12/6/2030

SNB Statutory Trust II	3/26/2003	3/26/2008	4.26	Adjustable Quarterly	3 mo LIBOR + 3.15%	10,310	3/26/2033

SNB Capital Trust III	3/27/2003	3/27/2008	4.44	Adjustable Quarterly	3 mo LIBOR + 3.15%	10,310	3/27/2033

SNB Capital Trust IV	9/25/2003	9/25/2008	4.17	Adjustable Quarterly	3 mo LIBOR +3.00%	10,310	9/25/2033

      Each of the trusts is a capital or statutory business trust organized for the sole purpose of issuing trust securities and investing the proceeds in our junior subordinated debentures. The preferred trust securities of each trust represent preferred beneficial interests in the assets of the respective trusts and are subject to mandatory redemption upon payment of the junior subordinated debentures held by the trust. The common securities of each trust are wholly-owned by us. Each trust’s ability to pay amounts due on the trust preferred securities is solely dependent upon our making payment on the related junior subordinated debentures. The debentures, which are the only assets of each trust, are subordinate and junior in right of payment to all of our present and future senior indebtedness. We have fully and unconditionally guaranteed each trust’s obligations under the trust securities issued by each respective trust provided the trusts have funds to pay the interest and principal.

      Under the provisions of each issue of the debentures, we have the right to defer payment of interest on the debentures at any time, or from time to time, for periods not exceeding five years. If interest payments on either issue of the debentures are deferred, the distributions on the applicable trust preferred securities will also be deferred. However, the interest due would continue to accrue during any such interest payment deferral period.

      In late 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (Revised December 2003).” FIN 46R requires that trust preferred securities be deconsolidated from our consolidated financial statements. We adopted FIN 46R on January 1, 2004 and as a result, no longer reflect the trust preferred securities in our consolidated financial statements. Instead, the junior subordinated debentures are shown as liabilities in our consolidated balance sheets and interest expense associated with the junior subordinated debentures is shown in our consolidated statements of earnings.

      The trust preferred securities issued by the trusts are currently included in our Tier 1 capital for regulatory purposes. However, because the trusts are no longer a part of our financial statements, the Federal Reserve may in the future disallow inclusion of the trust preferred securities in Tier 1 capital for regulatory purposes. In July 2003, the Federal Reserve issue a supervisory letter instructing bank holding companies to continue to include the trust preferred securities in their Tier 1 capital for regulatory capital purposes until further notice. The Federal Reserve has also stated that it is reviewing the regulatory implications of any accounting treatment changes and, if necessary or warranted, will provide further guidance.

      On May 6, 2004, the Federal Reserve issued proposed rules that would continue to allow trust preferred securities to be included in Tier 1 capital, subject to stricter quantitative and qualitative limits. Currently, trust preferred securities and qualifying perpetual preferred stock are limited in the aggregate to no more than 25% of a bank holding company’s core capital elements. The proposed rule would amend the existing limit by providing that restricted core capital elements (including trust preferred securities and qualifying perpetual preferred stock) can be no more than 25% of core capital, net of goodwill. Because we had no goodwill at March 31, 2004, this part of the proposed rule would not impact the amount of trust preferred securities that we can include in Tier 1 capital. In addition, under the proposal, the amount of such excess trust preferred (when aggregated with subordinated debt securities and certain other investments) includable in Tier 2 capital would be limited to 50% of Tier 1 capital. The new quantitative limits are scheduled to be fully effective March 31, 2007.

      Each of the trusts issuing the trust preferred securities holds junior subordinated debentures we issued with a 30-year maturity. The proposed rules provide that in the last five years before the junior subordinated debentures mature, the associated trust preferred securities will be excluded from Tier 1 capital and included in Tier 2 capital, subject (together with subordinated debt and certain other investments) to an aggregate limit of 50% of Tier 1 capital. In addition, under the proposal, the trust preferred securities during this five-year period would be amortized out of Tier 2 capital by one-fifth each year and excluded from Tier 2 capital completely during the year prior to maturity of the debentures.

Off-Balance Sheet Arrangements

      In the normal course of business, we enter into various transactions, which, in accordance with accounting principles generally accepted in the United States, are not included in our consolidated balance sheets. We enter into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

      Our commitments associated with outstanding letters of credit and commitments to extend credit as of March 31, 2004 are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements.

	Payments due in:

		Fiscal	Fiscal
	2004	2005-2006	2007-2008	Thereafter	Total

	(Dollars in thousands)
Standby letters of credit	$1,500	$559	$—	$530	$2,589
Commitments to extend credit	28,093	28,299	6,978	17,116	80,486

Total	$29,593	$28,858	$6,978	$17,646	$83,075

      Standby Letters of Credit. Standby letters of credit are written conditional commitments we issue to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, we would be required to fund the commitment. The maximum potential amount of future payments we could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, we would be entitled to seek recovery from the customer.

      Commitments to Extend Credit. We enter into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of our commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. We minimize our exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for loan losses.

Interest Rate Sensitivity and Market Risk

      Our asset liability and funds management policy provides management with the necessary guidelines for effective funds management, and we have established a measurement system for monitoring our net interest rate sensitivity position. We manage our sensitivity position within established guidelines.

      As a financial institution, our primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

      Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income. Management realizes certain risks are inherent, and that the goal is to identify and accept the risks.

      Our exposure to interest rate risk is managed by the bank’s Asset Liability Committee (ALCO), which is composed of outside members of the board of directors of the bank as well as our senior officers in accordance with policies approved by the bank’s board of directors. The ALCO formulates strategies based on appropriate levels in interest rate risk. In determining the appropriate level of interest rate risk, the ALCO considers the impact on earnings and capital, based on the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies, and other factors. The ALCO meets monthly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activity, commitments to originate loans, and the maturities of investments and borrowings. Additionally, the ALCO reviews liquidity, cash flow flexibility, maturities of deposits and deposit activity. Management uses two methodologies to manage interest rate risk: (1) an analysis of relationships between interest-earning assets and interest-bearing liabilities; and (2) an interest rate shock simulation model. We have traditionally managed our business to reduce its overall exposure to changes in interest rates; however, under current policies of our board of directors, management has been given some latitude to increase our interest rate sensitivity position within certain limits if, in management’s judgment, it will enhance profitability. As a result, changes in market interest rates may have a greater impact on our financial performance in the future than they have had historically.

      To effectively measure and manage interest rate risk, we use an interest rate shock simulation model to determine the impact on our net interest income and on our investment portfolio and its resultant impact, net of Federal income taxes, on our shareholders’ equity, under various interest rate scenarios, balance sheet trends and strategies. From these simulations, interest rate risk is quantified and appropriate strategies are developed and implemented. Additionally, duration and market value sensitivity measures are utilized when they provide added value to the overall interest rate risk management process. The overall interest rate risk position and strategies are reviewed by the bank’s board of directors on an ongoing basis.

      We manage our exposure to interest rates by structuring our balance sheet in the ordinary course of business. We do not currently enter into instruments such as leveraged derivatives, structured notes, interest rate swaps, caps, floors, financial options, financial futures contracts or forward delivery contracts for the purpose of reducing interest rate risk.

      An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. The management of interest rate risk is performed by analyzing the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time (GAP) and by analyzing the effects of interest rate changes on net interest income over moving 12-month periods of time by projecting the performance of the mix of assets and liabilities in varied interest rate environments. Interest rate sensitivity reflects the potential effect on net interest income of a movement in interest rates. A company is considered to be asset sensitive, or having a positive GAP, when the amount of its interest-earning assets maturing or repricing within a given period exceeds the amount of its interest-bearing liabilities also maturing or repricing within that time period. Conversely, a company is considered to be liability sensitive, or having a negative GAP, when the amount of its interest-bearing liabilities maturing or repricing within a given period exceeds the amount of its interest-earning assets also maturing or repricing within that time period. During a period of rising interest rates, a negative GAP would tend to affect net interest income adversely, while a positive GAP would tend to result in an increase in net interest income. During a period of falling interest rates, a negative GAP would tend to result in an increase in net interest income, while a positive GAP would tend to affect net interest income adversely. However, it is management’s intent to achieve a proper balance so that incorrect rate forecasts should not have a significant impact on earnings.

      The following table sets forth our interest rate sensitivity analysis as of March 31, 2004:

	Volumes Subject to Repricing Within

	0-30	31-180	181-365	1-3	3-5	Greater than
	Days	Days	Days	Years	Years	5 Years	Total

	(Dollars in thousands)
Interest-earning assets:
Securities	$10,532	$10,398	$—	$52,492	$189,279	$185,672	$448,373
Loans	225,807	39,891	24,002	57,517	69,576	45,200	461,993
Federal funds sold	28,200	—	—	—	—	—	28,200

Total interest-earning assets	264,539	50,289	24,002	110,009	258,855	230,872	938,566
Interest-bearing liabilities:
NOW, money market and savings deposits	$328,232	$—	$—	$—	$—	$—	$328,232
Certificates of deposit and other time deposits	18,575	220,608	77,247	84,129	2,708	—	403,267
Borrowed funds	5,500	50,000	—	—	—	—	55,500
Junior subordinated debentures	—	30,930	—	—	—	7,320	38,250

Total interest-bearing liabilities	352,307	301,538	77,247	84,129	2,708	7,320	825,249
Cumulative GAP	$(87,768)	$(339,017)	$(392,262)	$(366,382)	$(110,235)	$113,317
Cumulative GAP to total assets	9.00%	(34.77)%	(40.23)%	(37.57)%	(11.30)%	11.62%
Cumulative interest-earning assets to cumulative interest-bearing liabilities	75.09%	48.15%	46.35%	55.06%	86.52%	113.73%

      Our one-year cumulative GAP position as of March 31, 2004 was negative $392.3 million or (40.23%) of assets. This is a one-day position that is continually changing and is not indicative of our position at any other time. We are liability sensitive because, in part, we maintain high balances of public fund NOW accounts and certain indexed money market accounts which are subject to immediate changes in interest rates. Shortcomings are inherent in any GAP analysis since certain assets and liabilities may not move proportionally as interest rates change.

      In addition to GAP analysis, for the bank we use an interest rate risk simulation model and shock analysis to test the interest rate sensitivity of net interest income and the balance sheet, respectively. Contractual maturities and repricing opportunities of loans are incorporated in the model as are prepayment assumptions, maturity data and call options within the investment portfolio. The bank assumes instantaneous and sustained 200 and 100 basis point increases and a 50 basis point decline in the yield curve. Management then prepares assumptions on how the various rates on interest-earning assets and interest-bearing liabilities would react to these basis point shocks. Assumptions based on past experience are incorporated into the model for nonmaturity deposit accounts. The ALCO Committee approves the interest rate assumptions on at least a quarterly basis.

      The following table sets forth the bank’s simulation analysis as of March 31, 2004:

% Change in
Change in Rates	Net Income

(Dollars in thousands)
-50 bp	(1.49)%
0 bp	—
+100 bp	(8.03)
+200 bp	(15.28)

      Based on the bank’s March 31, 2004 simulation analysis, a 200 basis point rise in rates over the next 12-month period would decrease the bank’s net income by approximately 15.28% for the period and a 100 basis point rise in rates over the next 12-month period would decrease the bank’s net income by approximately 8.03%, while a 50 basis point decline in rates over the same period would decrease the bank’s net income by approximately 1.49% for the period. Our policy guidelines for the impact of interest rate shocks on the bank’s net income is +/-20%. The results are primarily from the behavior of demand, money market and savings deposits. We have found that historically interest rates on these deposits change more slowly in a rising rate environment than in a declining rate environment. This assumption is incorporated into the simulation model and is generally not fully reflected in a GAP analysis.

Shareholders’ Equity

      Total shareholders’ equity was $34.4 million as of March 31, 2004 compared with $30.8 million as of December 31, 2003, an increase of $3.6 million or 11.7%. The increase was due to net earnings of $1.3 million and an improvement in the market value of our securities resulting in a change in unrealized gain on available-for-sale securities, net of tax, of $2.4 million.

For The Years Ended December 31, 2003, 2002 and 2001

      Net income for the year ended December 31, 2003 was $3.4 million, an increase of $255,000 or 8.1% as compared with $3.2 million for the year ended December 31, 2002. Diluted earnings per share were $0.48, compared with $0.56 for 2002. Earnings per share were affected by the increased average shares outstanding during 2003 versus 2002. During the second quarter of 2002, we completed a private offering of our common stock, adding 2,820,000 shares to the total shares outstanding, and $14.0 million to our capital. The average total shares outstanding during 2003 were 6,993,989, compared with 5,680,564 average shares outstanding during 2002.

      The increase of $255,000 in net income for 2003 was primarily the result of $3.3 million increase in our net interest income. Our total interest income was $33.2 million compared with $29.4 million for 2002, which is an increase of $3.8 million, with income from investment securities up $1.6 million to $9.0 million and loan interest income up $2.5 million to $24.2 million. Our $3.3 million increase in net interest income was partially offset by an increase of $2.1 million in noninterest expense.

      Our efforts to increase loans and control interest expense resulted in a $3.9 million increase in total interest income and an increase of $540,000 in interest expense, resulting in an increase of $3.3 million in our net interest income. Thus, in spite of a 45-year low interest rate environment, our income before taxes was up by $374,000, and our net income after taxes increased by $255,000.

      Net income for the year ended December 31, 2002 of $3.2 million, or $0.56 per diluted share, was up $705,000 or 29% compared with net income for the year ended December 31, 2001 of $2.5 million or $0.59 per share.

      Total assets as of December 31, 2003 were $883.8 million, an increase of $309.2 million or 53.8% from total assets of $574.6 million as of December 31, 2002. The increase was primarily due to growth in investment securities and loans. Both deposits and borrowings funded the loan growth. Total assets as of December 31, 2002 of $574.6 million represented a $113.4 million increase compared with total assets of $461.2 million as of December 31, 2001. We posted returns on average assets of 0.47%, 0.61% and 0.63% for the years ended December 31, 2003, 2002 and 2001, respectively. Returns on average equity were 11.13%, 14.53% and 22.50% for the years ended December 31, 2003, 2002 and 2001, respectively.

Results of Operations

Net Interest Income

      2003 versus 2002. Net interest income was $21.2 million for the year ended December 31, 2003 compared with $17.9 million for the year ended December 31, 2002, an increase of $3.3 million or 18.4% primarily due to increases in the volume of loans and investment securities. This increase was partially offset by an increase in interest expense of $540,000. This resulted in net interest margins of 3.07% and 3.69% and net interest spreads of 2.75% and 3.13% for 2003 and 2002, respectively.

      Our total interest income increased $3.9 million primarily due to a $2.5 million increase in income on loans and a $1.6 million increase in income on investment securities. These increases in income were primarily due to the increases in volume of bank loans and investment securities that more than offset the decreases in interest rates earned on such assets during 2003.

      With average noninterest-bearing deposits remaining relatively flat during 2003, we funded the increase in average interest-earning assets with increases in interest-bearing liabilities. Accordingly, total interest expense was up $540,000 to $12.1 million for the year ended December 31, 2003 compared with $11.5 million for the year ended December 31, 2002.

      2002 versus 2001. Net interest income totaled $17.9 million for the year ended December 31, 2002 compared with $14.2 million for the year ended December 31, 2001, an increase of $3.6 million or 25.6%. As in 2003, the increase in net interest income resulted primarily from an increase in average interest-earning assets of $124.8 million in 2002 compared with 2001, with average loans of $305.9 million, up $40.6 million in 2002 compared with average loans for 2001 of $265.3 million. Of the $913,000 increase in total interest income during 2002 compared with 2001, $2.4 million can be attributed to an increase in income on investment securities, which was partially offset by a $1.4 million decrease in income on loans.

      Decreases in interest rates during 2002 also impacted our noninterest-bearing deposits. Our demand deposits averaged $95.4 million in 2002 compared with $70.3 million in 2001, an increase of $25.1 million or 35.7%. We also increased our average interest-bearing liabilities by $98.5 million, with average interest-bearing deposits increasing $94.7 million to $379.2 million and average other borrowed funds, notes payable to bank and junior subordinated debt increasing $3.8 million to $23.3 million. Of the $2.7 million decrease in total interest expense during 2002, $5.7 million was related to decreases in interest rates which more than offset the $3.0 million increase in total interest expense caused by increases in volumes of interest-bearing liabilities.

      The following table sets forth for the periods indicated an analysis of net interest income by each major category of interest-earning assets and interest-bearing liabilities, the average amounts outstanding, the interest earned or paid on such amounts, and the average rate earned or paid. The table also sets forth the average rate earned on total interest-earning assets, the average rate paid on total interest-bearing liabilities, and the net interest margin on average total interest-earning assets for the same periods. Nonaccruing loans have been included in the table as loans carrying a zero yield.

	For the Years Ended December 31,

	2003			2002			2001

	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate

	(Dollars in thousands)
Assets:
Interest-earning assets:
Loans	$383,844	$24,200	6.22%	$305,912	$21,659	6.98%	$265,342	$23,011	8.55%
Securities	302,590	9,000	2.97	157,562	7,365	4.67	82,542	4,990	6.05
Federal funds sold	1,058	11	1.03	7,266	121	1.64	9,967	392	3.88
Interest-bearing deposits in other financial institutions	2,387	27	1.12	13,057	226	1.71	1,132	66	5.75

Total interest-earning assets	689,879	33,238	4.75%	483,797	29,371	5.99%	358,983	28,459	7.82%

Less allowance for loan losses	(4,788)			(3,629)			(2,944)

Total interest-earning assets, net of allowance	685,091			480,168			356,039

Non-earning assets:
Cash and due from banks	26,543			27,472			19,048
Premises and equipment	11,784			9,929			8,746
Interest receivable and other assets	6,834			4,620			4,141

Total assets	$730,252			$522,189			$387,974

Liabilities and Shareholders’ Equity:
Interest-bearing liabilities:
NOW, savings, and money market accounts	$236,022	$2,757	1.17%	$231,460	$4,480	1.94%	$132,717	$4,133	3.11%
Time deposits	259,968	6,753	2.60	147,742	5,883	3.98	151,777	8,825	5.81
Other borrowed funds	78,063	941	1.19	8,436	137	1.60	5,867	184	3.09
Notes payable to bank	1,651	53	3.21	7,562	272	3.60	6,327	356	5.63
Junior subordinated debentures	25,934	1,555	6.00	7,320	747	10.20	7,320	747	10.20

Total interest-bearing liabilities	601,638	12,059	2.00%	402,520	11,519	2.86%	304,008	14,245	4.69%

Noninterest-bearing liabilities:
Demand deposits	95,080			95,386			70,266
Accrued interest, taxes and other liabilities	2,825			2,518			2,778

Total liabilities	699,543			500,424			377,052
Shareholders’ equity	30,709			21,765			10,922

Total liabilities and shareholders’ equity	$730,252			$522,189			$387,974

Net interest income		$21,179			$17,852			$14,214

Net interest spread			2.75%			3.13%			3.13%

Net interest margin			3.07%			3.69%			3.96%

      The following table presents information regarding changes in interest income and interest expense for the periods indicated for each major category of interest-earning assets and interest-bearing liabilities, which distinguishes between the changes attributable to changes in volume (changes in volume multiplied by old rate) and changes in rates (changes in rates multiplied by new volume). For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated to rate.

	For the Years Ended December 31,

	2003 vs. 2002			2002 vs. 2001

	Increase (Decrease)			Increase (Decrease)
	Due to Change in			Due to Change in

	Volume	Rate	Total	Volume	Rate	Total

Interest-earning assets:
Loans	$5,442	$(2,901)	$2,541	$3,470	$(4,822)	$(1,352)
Securities	6,780	(5,145)	1,635	4,535	(2,159)	2,376
Federal funds sold	(102)	(8)	(110)	(105)	(166)	(271)
Interest-bearing deposits in other financial institutions	(182)	(17)	(199)	686	(526)	160

Total increase (decrease) in interest income	11,938	(8,071)	3,867	8,586	(7,673)	913

Interest-bearing liabilities:
NOW, savings and money market accounts	88	(1,811)	(1,723)	3,075	(2,728)	347
Time deposits	4,469	(3,599)	870	(235)	(2,707)	(2,942)
Other borrowed funds	1,115	(311)	804	79	(126)	(47)
Notes payable to bank	(213)	(6)	(219)	69	(153)	(84)
Junior subordinated debentures	1,900	(1,092)	808	—	—	—

Total increase (decrease) in interest expense	7,359	(6,819)	540	2,988	(5,714)	(2,726)

Increase (decrease) in net interest income	$4,579	$(1,252)	$3,327	$5,598	$(1,959)	$3,639

Provision for Loan Losses

      The provision for loan losses for the year ended December 31, 2003 was $2.8 million compared with $1.6 million for the year ended December 31, 2002. We made the increased provision mainly due to the growth in our loans, management’s evaluation of our allowance for loan losses and the potential impact of the slowing economy on our loan customers. We recorded a provision for loan losses of $900,000 for the year ended December 31, 2001. For the years ended December 31, 2003, 2002 and 2001, net charge-offs were $1.2 million, $955,000 and $30,000, respectively.

Noninterest Income

      Noninterest income for the year ended December 31, 2003 was $2.3 million, an increase of $416,000 or 22% compared with $1.9 million in 2002. The increase was primarily due to an increase of $426,000 in gains on sales of securities. Noninterest income for the year ended December 31, 2002 of $1.9 million represented an increase of $370,000 or 24.3% from $1.5 million in 2001.

      The following table presents, for the periods indicated, the major categories of noninterest income:

	For the Years Ended
	December 31,

	2003	2002	2001

	(Dollars in thousands)
Service charges on deposit accounts	$873	$884	$755
Other noninterest income	556	555	513
Gain on sales of securities	880	454	255

Total noninterest income	$2,309	$1,893	$1,523

Noninterest Expense

      Noninterest expense totaled $15.5 million for the year ended December 31, 2003, an increase of $2.1 million or 16% compared with the year ended December 31, 2002. The increase was primarily the result of an increase in salaries and benefits expense of $1.4 million or 17.6%. In 2002, management formulated a plan to provide the necessary platform for our growth. In accordance with the plan, in 2003 we added 22 new employees, including loan officers and additional personnel in loan operations, loan collections, deposit operations, audit, compliance, investments and information systems. In addition, net occupancy expense increased $252,000 and data processing expense increased $64,000 or 5.8% to $1.2 million.

      Noninterest expense totaled $13.4 million for the year ended December 31, 2002, an increase of $2.1 million or 18.7% compared with the year ended December 31, 2001. The increase was primarily the result of a $1.5 million or 23.7% increase in salaries and employee benefits, a $54,000 increase in net occupancy expense and a $187,000 increase in other expenses.

      The following table presents, for the periods indicated, the major categories of noninterest expense:

	For the Years Ended December 31,

	2003	2002	2001

	(Dollars in thousands)
Employee compensation and benefits	$9,063	$7,709	$6,230
Non-staff expenses:
Net occupancy expense	1,632	1,380	1,326
Data processing	1,163	1,099	1,094
Legal and professional fees	540	405	338
FDIC deposit insurance premium	83	72	62
Supplies, telephone, postage	540	626	512
Advertising	676	656	517
ATM expenses	258	294	243
Other	1,534	1,110	923

Total non-staff expenses	6,426	5,642	5,015

Total noninterest expense	$15,489	$13,351	$11,245

      Employee compensation and benefits expense for the year ended December 31, 2003 was $9.1 million, an increase of $1.4 million or 17.6% compared with $7.7 million for the year ended December 31, 2002. The increase was due primarily to increased salary expenses for promotions and annual merit increases, as well as expenses related to newly hired staff. Employee compensation and benefits in 2002 increased by $1.5 million or 23.7% from $6.2 million for the year ended December 31, 2001. The increase was primarily due to an increase in salary expense for promotions and annual merit increases and an increase in medical insurance premiums. The number of full-time equivalent employees was 149, 129 and 107 as of December 31, 2003, 2002 and 2001, respectively.

      Our efficiency ratio for the years ended December 31, 2003, 2002 and 2001 was 68.51%, 69.21% and 72.64%, respectively.

Income Taxes

      Income tax expense increased approximately $118,000 to $1.8 million for the year ended December 31, 2003 compared with $1.6 million for the year ended December 31, 2002 and $1.1 million for the year ended December 31, 2001. The effective tax rates in 2003, 2002 and 2001 were 34%, 34% and 32%, respectively.

Financial Condition

Loan Portfolio

      Total loans were $424.5 million as of December 31, 2003, an increase of $82.4 million or 24.1% compared with loans of $342.1 million as of December 31, 2002. Loan growth occurred primarily in commercial mortgage loans, which increased $49.4 million or 39.2% and 1-4 family residential loans, which increased $18.5 million or 18.7%.

      In 2002, total loans increased by $61.2 million or 21.8% to $342.1 million as of December 31, 2002 from $280.9 million as of December 31, 2001. As of December 31, 2003, 2002 and 2001, loans comprised 51%, 66% and 69% of total earning assets, respectively.

      The following tables summarize our loan portfolio by type of loan as of the dates indicated:

	As of December 31,

	2003		2002

	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Business and industrial	$55,218	13.0%	$52,284	15.3%
Real estate:
Construction and land development	65,628	15.5	53,788	15.7
1-4 family residential	117,593	27.7	99,087	29.0
Commercial mortgages	175,686	41.4	126,252	36.9
Consumer	11,092	2.6	11,165	3.3
Other	198	0.1	210	0.1

Gross loans	425,415	100.3	342,786	100.3
Less unearned discounts and fees	(936)	(0.3)	(701)	(0.3)

Total loans	$424,479	100.0%	$342,085	100.0%

	As of December 31,

	2001		2000		1999

	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Business and industrial	$58,450	20.8%	$48,879	19.5%	$30,682	15.3%
Real estate:
Construction and land development	50,392	17.9	43,585	17.4	34,478	17.1
1-4 family residential	79,412	28.3	86,397	34.5	75,310	37.5
Commercial mortgages	80,402	28.6	58,713	23.5	50,349	25.1
Consumer	12,200	4.4	12,402	5.0	10,241	5.1
Other	372	0.1	603	0.2	258	0.1

Gross loans	281,228	100.1	250,579	100.1	201,318	100.2
Less unearned discounts and fees	(307)	(0.1)	(384)	(0.1)	(333)	(0.2)

Total loans	$280,921	100.0%	$250,195	100.0%	$200,985	100.0%

      The contractual maturity ranges of our business and industrial, real estate and consumer loan portfolios and the amount of such loans with predetermined interest rates in each maturity range as of dates indicated, are summarized in the following tables:

	As of December 31, 2003

		After One
	One Year	through	After Five
	or Less	Five Years	Years	Total

	(Dollars in thousands)
Business and industrial	$29,389	$22,928	$2,901	$55,218
Real estate:
Construction and land development	38,742	16,292	10,594	65,628
1-4 family residential	13,500	71,544	32,549	117,593
Commercial mortgages	17,630	117,314	40,742	175,686
Consumer	4,157	6,772	361	11,290

Total	$103,418	$234,850	$87,147	$425,415

Loans with a predetermined interest rate	$26,652	$121,982	$51,903	$200,537
Loans with a floating interest rate	76,766	112,868	35,244	224,878

Total	$103,418	$234,850	$87,147	$425,415

Nonperforming Assets

      Nonperforming assets were $5.9 million and $4.6 million as of December 31, 2003 and 2002, respectively. Our ratio of nonperforming assets to total loans and other real estate was 1.39% and 1.35% as of December 31, 2003 and 2002, respectively. Nonperforming assets were $770,000 as of December 31, 2001. Interest on nonperforming loans that would have been accrued under the original loan agreements was $46,000 and $258,000 as of March 31, 2004 and December 31, 2003, respectively.

      The following table presents information regarding nonperforming assets as of the dates indicated:

	As of December 31,

	2003	2002	2001	2000	1999

	(Dollars in thousands)
Nonaccrual loans	$2,496	$2,526	$467	$451	$524
Accruing loans past due 90 days or more	—	—	20	294	—
Restructured loans	3,356	2,097	283	324	330
Other real estate	40	—	—	119	—

Total nonperforming assets	$5,892	$4,623	$770	$1,188	$854

Nonperforming assets to total loans and other real estate	1.39%	1.35%	0.27%	0.42%	0.30%

      As of December 31, 2003, loans totaling $2.6 million were classified as potential problem loans that are not reported in the table above. These loans are subject to management attention and their classification is reviewed on a quarterly basis.

Allowance for Loan Losses

      As of December 31, 2003, we had $7.0 million of loans classified as substandard, doubtful or loss compared with $3.2 million as of December 31, 2002, an increase of $3.8 million, all of which occurred in the substandard category. As of December 31, 2003 and 2002, we had specific allocations of $687,000 and $417,000, respectively, in the allowance for loan losses related to these classified loans.

      Our loan and watch list also classifies loans as “watch” and “special mention,” which further aids us in monitoring the quality of our loan portfolio. Loans classified as watch or special mention show warning elements where the present status portrays one or more deficiencies that require attention in the short term or where pertinent ratios of the borrower have weakened to a point where more frequent monitoring is warranted. These loans do not have all of the characteristics of a classified loan (substandard, doubtful or loss) but do show weakened elements as compared with those of a satisfactory credit. We review these loans to assist in our assessment of the adequacy of the allowance for loan losses. As of December 31, 2003, we had $12.7 million of such loans, compared with $6.8 million as of December 31, 2002.

      As of December 31, 2003, the allowance for loan losses amounted to $5.7 million or 1.33% of total loans. The allowance for loan losses as a percentage of nonperforming loans was 96.55% and 86.65% as of December 31, 2003 and December 31, 2002, respectively. As of December 31, 2002, the allowance for loan losses totaled $4.0 million, or 1.17% of total loans.

      Net charge-offs were $1.2 million for the year ended December 31, 2003, compared with $955,000 for the same period in 2002. These net charge-offs represented 0.31% of average loans for the years ended December 31, 2003 and 2002.

      The following table summarizes the activity in our allowance for loan losses during the periods indicated:

	As of and for the Years Ended December 31,

	2003	2002	2001	2000	1999

	(Dollars in thousands)
Average loans outstanding	$383,844	$305,912	$265,342	$226,133	$183,636

Total loans outstanding at end of period	$424,479	$342,085	$280,921	$250,195	$200,985

Allowance for loan losses at beginning of period	$4,006	$3,371	$2,501	$1,899	$1,498
Provision for loan losses	2,821	1,590	900	709	720
Charge-offs:
Business and industrial	(516)	(580)	—	(84)	(251)
Real estate	(673)	(313)	(25)	(52)	(48)
Consumer	(337)	(115)	(86)	(25)	(82)

Total charge-offs	(1,526)	(1,008)	(111)	(161)	(381)

Recoveries:
Business and industrial	185	41	37	11	58
Real estate	51	1	21	17	—
Consumer	113	11	23	26	4

Total recoveries	349	53	81	54	62

Net charge-offs	(1,177)	(955)	(30)	(107)	(319)

Allowance for loan losses at end of period	$5,650	$4,006	$3,371	$2,501	$1,899

Allowance for loan losses to end of period loans	1.33%	1.17%	1.20%	1.00%	0.94%
Net charge-offs to average loans	0.31	0.31	0.01	0.05	0.17
Allowance for loan losses to end of period nonperforming loans	96.55	86.65	437.79	233.96	222.37

      The following tables describe the allocation of the allowance for loan losses among various categories of loans and certain other information for the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.

	As of December 31,

	2003		2002

		Percent of		Percent of
		Loans to		Loans to
		Total		Total
	Amount	Loans	Amount	Loans

	(Dollars in thousands)
Balance of allowance for loan losses applicable to:
Business and industrial	$—	13.0%	$395	15.3%
Real estate:
Construction and land development	—	15.4	—	15.7
1-4 family residential	92	27.6	—	28.9
Commercial mortgages	519	41.3	—	36.8
Consumer and other	76	2.7	22	3.3
Unallocated	4,963	—	3,589	—

Total allowance for loan losses	$5,650	100.0%	$4,006	100.0%

	As of December 31,

	2001		2000		1999

		Percent of		Percent of		Percent of
		Loans to		Loans to		Loans to
		Total		Total		Total
	Amount	Loans	Amount	Loans	Amount	Loans

	(Dollars in thousands)
Balance of allowance for loan losses applicable to:
Business and industrial	$483	20.8%	$148	19.5%	$181	15.3%
Real estate:
Construction and land development	—	17.8	—	17.3	—	16.9
1-4 family residential	45	28.3	45	34.5	135	37.5
Commercial mortgages	160	28.6	10	23.5	35	25.1
Consumer and other	41	4.5	88	5.2	74	5.2
Unallocated	2,642	—	2,210	—	1,474	—

Total allowance for loan losses	$3,371	100.0%	$2,501	100.0%	$1,899	100.0%

Securities

      As of December 31, 2003, investment securities totaled $412.6 million, an increase of $235.4 million or 132.8% compared with $177.2 million as of December 31, 2002. As of December 31, 2003, securities represented 46.7% of total assets compared with 30.8% of total assets as of December 31, 2002. The average life of the total securities portfolio as of December 31, 2003 was approximately 2.2 years.

      The following table summarizes the amortized cost of securities classified as available-for-sale and their approximate fair values as of the dates shown. There were no securities classified as held to maturity as of these dates:

	As of December 31, 2003				As of December 31, 2002

		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value

	(Dollars in thousands)
U.S. Government securities	$245,977	$374	$(2,376)	$243,975	$100,642	$491	$(3)	$101,130
Mortgage-backed securities	71,419	639	(277)	71,781	41,741	1,308	(1)	43,048
Collateralized mortgage obligations	83,308	151	(970)	82,489	27,124	157	(17)	27,264
Obligations of state and political subdivisions	2,525	60	(269)	2,316	1,951	82	—	2,033
Other securities	12,040	19	—	12,059	3,725	—	—	3,725

Total	$415,269	$1,243	$(3,892)	$412,620	$175,183	$2,038	$(21)	$177,200

Deposits

      As of December 31, 2003, NOW accounts, money market accounts and savings deposits accounted for approximately 40.2% of total deposits, while certificates of deposit made up 45.9% of total deposits. As of December 31, 2003, we had $101.7 million in noninterest-bearing deposits compared with $113.0 million as of December 31, 2002. The average cost of deposits, including noninterest-bearing deposits, was 1.04% for the year ended December 31, 2003 compared with 2.18% for the year ended December 31, 2002. The decrease in the average cost of deposits was primarily due to rate decreases initiated by management.

      As of December 31, 2002, total deposits increased to $526.2 million from $420.8 million as of December 31, 2001, an increase of $105.4 million or 25%. The increase can be attributed to an $86.2 million increase in interest-bearing deposits, led by a $44.8 million increase in NOW accounts, primarily a result of our becoming the depository for Fort Bend County and the acquisition of new lock-box customers. This total $86.2 million increase in interest-bearing deposits was aided by a $19.2 million increase in noninterest-bearing deposits. Our ratio of average noninterest-bearing demand deposits to total deposits for year ended December 31, 2002 was 20.1%.

      The following table presents the daily average balances and weighted average rates paid on deposits for the periods indicated:

	Years Ended December 31,

	2003		2002		2001

	Amount	Rate	Amount	Rate	Amount	Rate

	(Dollars in thousands)
Regular savings	$7,175	0.41%	$9,434	2.01%	$6,348	1.88%
NOW accounts	115,001	0.98	112,864	1.79	64,851	3.11
Money market accounts	113,846	1.40	109,162	2.08	61,005	3.27
Time deposits less than $100,000	74,894	2.65	61,349	3.73	67,395	5.67
Time deposits $100,000 and over	185,074	2.59	86,393	4.15	84,895	5.90

Total interest-bearing deposits	495,990	1.92	379,202	2.73	284,494	4.56
Noninterest-bearing deposits	95,080		95,386		70,266

Total deposits	$591,070	1.61%	$474,588	2.18%	$354,760	3.65%

      The following table summarizes our outstanding bank note borrowings at the dates indicated:

	As of and for the Years Ended
	December 31,

	2003	2002	2001

	(Dollars in thousands)
Ending balance	$—	$7,080	$8,020
Average balance for the period	1,651	7,562	8,050
Maximum month-end balance during the period	7,080	8,020	8,210
Average interest rate for the period	3.15%	3.59%	4.43%
Weighted average interest rate at the end of the period	3.10	3.54	5.28

Liquidity

      Liquidity involves our ability to raise funds to support asset growth or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate on an ongoing basis. Our liquidity needs are primarily met by growth in core deposits. Core deposits exclude time deposits over $100,000. These “jumbo” deposits are characteristically more sensitive to changes in interest rates and, thus, are not considered a part of core funding. Although access to purchased funds from correspondent banks is available and has been utilized on occasion to take advantage of investment opportunities, we do not rely on these external funding sources. We maintain investments in liquid assets based upon management’s assessment of cash needs, expected deposit flows, objectives of its asset/liability management program, availability of federal funds or FHLB advances, and other available yield on liquid assets. Several options are available to increase liquidity, including the sale of investments and loans, increasing deposit marketing activities, and borrowing from the FHLB or correspondent banks. The cash and federal funds sold position, supplemented by amortizing investments along with payments and maturities within the loan portfolio, have historically created an adequate liquidity position.

Contractual Obligations

      Our future cash payments associated with contractual obligation (other than deposit obligations) as of March 31, 2004 are summarized below:

	Payments due in:

		Fiscal	Fiscal
	2004	2005-2007	2008-2009	Thereafter	Total

	(Dollars in thousands)
FHLB advance	$50,000	$—	$—	$—	$50,000
Junior subordinated debentures	—	—	—	38,250	38,250
Operating leases	299	319	—	—	618

Total	$50,299	$319	$—	$38,250	$88,868

Off-Balance Sheet Arrangements

      Our commitments associated with outstanding letters of credit and commitments to extend credit as of December 31, 2003 are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements.

	Payments due in:

		Fiscal	Fiscal
	2004	2005-2006	2007-2008	Thereafter	Total

	(Dollars in thousands)
Standby letters of credit	$1,756	$52	$—	$636	$2,444
Commitments to extend credit	40,068	10,612	2,985	12,873	66,538

Total	$41,824	$10,664	$2,985	$13,509	$68,982

Shareholders’ Equity

      Shareholders’ equity as of December 31, 2003 increased by $338,000 or 1.1% compared with shareholders’ equity of $30.4 million as of December 31, 2002. The increase was primarily due to net earnings of $3.4 million, partially offset by an unrealized loss on available-for-sale securities of $3.0 million, net of tax. Total shareholders’ equity was $11.5 million as of December 31, 2001.

Regulatory Capital

      Capital management consists of providing equity to support both current and future operations. We are subject to capital adequacy requirements imposed by the Federal Reserve and the bank is subject to capital adequacy requirements imposed by the OCC. Both the Federal Reserve and the OCC have adopted risk-based capital requirements for assessing bank holding company and bank capital adequacy. These standards define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profiles among bank holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate relative risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

      The risk-based capital standards issued by the Federal Reserve require all bank holding companies to have “Tier 1 capital” of at least 4.0% and “total risk-based capital” (Tier 1 and Tier 2) of at least 8.0% of total risk-adjusted assets. “Tier 1 capital” generally includes common shareholders’ equity and qualifying perpetual preferred stock together with related surpluses and retained earnings, less deductions for goodwill and various other intangibles. “Tier 2 capital” may consist of a limited amount of intermediate-term preferred stock, a limited amount of term subordinated debt, certain hybrid capital instruments and other debt securities, perpetual preferred stock not qualifying as Tier 1 capital, and a limited amount of the general valuation allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is “total risk-based capital.”

      The Federal Reserve has also adopted guidelines which supplement the risk-based capital guidelines with a minimum ratio of Tier 1 capital to average total consolidated assets (leverage ratio) of 3.0% for institutions with well diversified risk, including no undue interest rate exposure; excellent asset quality; high liquidity; good earnings; and that are generally considered to be strong banking organizations, rated composite 1 under applicable federal guidelines, and that are not experiencing or anticipating significant growth. Other banking organizations are required to maintain a leverage ratio of at least 4.0%. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.

      The bank is subject to capital adequacy guidelines of the OCC that are substantially similar to the Federal Reserve’s guidelines. Also pursuant to FDICIA, the FDIC has promulgated regulations setting the levels at which an insured institution such as the bank would be considered “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” The bank is classified “well-capitalized” for purposes of the FDIC’s prompt corrective action regulations.

      The following table provides a comparison of our capital ratios and those of the bank as of March 31, 2004 to the minimum and well-capitalized regulatory standards:

			To be
			Categorized
			as Well-
			Capitalized
			Under
	Minimum		Prompt
	Required		Corrective	Actual Ratio at	Actual Ratio at
	for Capital		Action	March 31,	December 31,
	Adequacy Purposes		Provisions	2004	2003

SNB Bancshares, Inc.
Leverage ratio	4.00	%(1)	N/A	4.85%	5.09%
Tier 1 risk-based capital ratio	4.00		N/A	8.24	8.84
Total risk-based capital ratio	8.00		N/A	14.10	15.35
Southern National Bank
Leverage ratio	4.00	%(2)	5.00%	7.59%	8.19%
Tier 1 risk-based capital ratio	4.00		6.00	12.90	14.24
Total risk-based capital ratio	8.00		10.00	14.04	15.39

(1)	The Federal Reserve may require us to maintain a leverage ratio above the required minimum.

(2)	The OCC may require the bank to maintain a leverage ratio above the required minimum.

Impact of Inflation and Changing Prices

      Our financial statements and related notes included in this prospectus have been prepared in accordance with generally accepted accounting principles. These require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

      Unlike many industrial companies, substantially all of our assets and virtually all of our liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other expenses do reflect general levels of inflation.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth certain information with respect to our directors and executive officers:

Name	Age	Positions

Colonel Wallace J. McKenzie (Retired)	78	Director of the company and the bank
Stewart Morris	84	Senior Chairman of the Board of the company and the bank
Richard D. Parker	58	Director of the company and the bank
Caralisa Morris Simon	51	Chairman of the Board of the company and the bank
General Edmond S. Solymosy (Retired)	66	Director of the company and the bank
James W. Stevens	56	Director of the company and the bank
Robert Viles, M.D.	58	Director of the company and the bank
Dan Wilford	63	Director of the company and the bank
Harvey E. Zinn	56	Director, President and Chief Executive Officer of the company and the bank
Dan S. Agnew	50	President, Lending Services of the bank
R. Darrell Brewer	57	Treasurer and Chief Financial Officer of the company; President, Financial Services and Chief Financial Officer of the bank

      Wallace J. McKenzie, Colonel USAF (Retired). Colonel McKenzie has been a director of the company since 1995 and a director of the bank since 1985. He is a 30-year decorated veteran with the United States Air Force, having served in World War II, Korea and Vietnam. We anticipate that he will serve on our Corporate Governance and Nominating Committee and chair our Compensation Committee. He also serves on the bank’s Loan Committee and Asset Liability Committee.

      Stewart Morris. Mr. Morris currently serves as Senior Chairman of the Board of the company, a position he has held since 1995. He has been a director of the bank since 1989 and has served as senior chairman of the bank since 1998. Mr. Morris has devoted his entire business career to the management, growth and expansion of Stewart Title (NYSE: STC), and under his leadership, Stewart Title has expanded into a network of more than 7,000 offices and agencies covering all 50 states and over 30 foreign countries. Mr. Morris is the father of Caralisa Morris Simon.

      Richard D. Parker. Mr. Parker joined the Board of the company in 2004 and has been a director of the bank since 1998. Mr. Parker is a financial executive with thirty-five years of experience in domestic and international business. He has been a chief financial officer for both commercial enterprises with revenues up to $350 million and non-profit organizations. Mr. Parker is currently the CFO of Houston Baptist University. We anticipate that he will serve on our Audit Committee. Mr. Parker also serves on the bank’s Asset Liability and CRA Committees.

      Caralisa Morris Simon. Ms. Simon currently serves as Chairman of the Board of the company, a position she has held since 1995. Ms. Simon joined the bank’s board as vice chairman in 1993 and has served as chairman of the bank since 1998. Ms. Simon serves on the Loan and Asset Liability Committees of the bank. While overseeing the bank’s image and community involvement activities, Ms. Simon directs the marketing and business development standards for the bank. Ms. Simon is the daughter of Stewart Morris.

      Edmond S. Solymosy, General, U.S. Army (Retired). General Solymosy has been a director of the company since 2004 and of the bank since 1997. He has been President and CEO of several international asset management firms in Houston. General Solymosy was appointed Honorary Consul of Hungary in 1993. He is currently Director of Development for Student Affairs of the Texas A&M Foundation. We

anticipate that he will serve on our Audit Committee, and he serves on the bank’s Loan and Asset Liability Committees.

      James W. Stevens. Mr. Stevens has been a director of the company since 1995 and of the bank since 1991. Mr. Stevens has spent the last 30 years in the practice of real estate law with the firm of Stevens & Rau, PC. In addition to law, he has also been actively involved in the title insurance business, serving as President and Chairman of the Board of Brazoria County Abstract Company from 1983 until 1997. We anticipate that he will serve on our Corporate Governance and Nominating and Compensation Committees. He also chairs the bank’s Loan and Automations Committees.

      Robert Viles, M.D. Dr. Viles joined the board of the company in 2004 and has been a director of the bank since 1985. Dr. Viles has been engaged in the practice of medicine in Sugar Land, Texas since 1975. He is a former Director of the American Society of Anesthesiologists. We anticipate that he will serve as chair of our Audit Committee and he serves on the bank’s Asset Liability Committee.

      Dan Wilford. Mr. Wilford joined the board of the company in 2004 and has been a director of the bank since 2003. Mr. Wilford is past president of Memorial Hermann Healthcare System and its nine subsidiaries and served as chief executive officer of a community-based, not-for-profit, multi-hospital system. He has been an active member and founder of multiple community organizations. We anticipate that he will serve as chair of our Corporate Governance Committee and as a member of our Compensation Committee. Currently, he serves on the bank’s Asset Liability Committee.

      Harvey E. Zinn. Mr. Zinn has served as President and Chief Executive Officer and a director of the company since 1995 and he has also served in those same capacities with the bank since 1988. Beginning his career in 1969 in the retail business, Mr. Zinn served as President and Chief Executive Officer of Electronic Centers, Inc. where he directed the operations of 72 retail stores in 42 cities in 10 states and was responsible for the management of 450 employees. Mr. Zinn currently serves on the Loan and Asset Liability Committees of the bank.

      Dan S. Agnew. Mr. Agnew currently serves as President, Lending Services of the bank, a position he has held since 1993. Since joining the bank in 1990 as a loan officer, Mr. Agnew has overseen growth in the bank’s loans from approximately $40.0 million to $460.9 million as of March 31, 2004. In his capacity as Chief Lending Officer, Mr. Agnew supervises all lending officers as well as the bank’s Credit Department and Loan Operations area. Mr. Agnew has 28 years of banking and lending experience. Prior to joining the bank, Mr. Agnew served as President/ CEO of Texas Commerce Bank, Clear Lake.

      R. Darrell Brewer. Mr. Brewer currently serves as Treasurer and Chief Financial Officer of the company and President, Financial Services and Chief Financial Officer of the bank, positions he has held since 1995. Mr. Brewer, a Certified Public Accountant in Texas since 1970, has 36 years of banking and financial experience, including nine years in public accounting with Peat, Marwick, Mitchell & Co. (now KPMG), where he specialized in bank audits. He also has 27 years of experience in the banking and financial services industry, serving previously as Chief Financial Officer for several banks, including River Oaks Bank & Trust Company and Compass Bank-Houston.

Composition of the Board

      Our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws provide that directors are elected for a one year term and until their successors are duly elected and qualified or until their earlier death, resignation or removal. The directors are divided into two classes: common stock directors and Class B directors. The number of directors in each class is based upon the number of shares of Class B stock issued and outstanding. As long as at least 250,000 shares of Class B stock are outstanding, the holders of Class B stock are entitled to elect 60% of the directors. The percentage of the members of the Board who may be elected as Class B directors is reduced as the number of issued and outstanding shares of Class B stock decreases below 250,000 shares. If there are fewer than 100,000 shares of Class B stock issued and outstanding, 20% of the members of the Board, or at least one director, will be designated as a Class B director.

      The Board of Directors currently has nine members, five of whom (Messrs. Morris, Stevens and Wilford, Col. McKenzie and Ms. Simon) were elected by holders of Class B stock and four of whom (Messrs. Parker and Zinn, Gen. Solymosy and Dr. Viles) were elected by holders of common stock. Each of our officers is elected by our Board of Directors and holds office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

Corporate Governance Principles and Board Matters

      We are committed to having sound corporate governance principles, both at the holding company level and at Southern National Bank. These principles are essential to running our business efficiently and to maintaining our integrity in the marketplace. We plan to adopt a set of Corporate Governance Guidelines that embodies these principles. We and Southern National Bank plan to adopt a Code of Ethics that applies to all directors, officers and employees, in accordance with the applicable rules of the Nasdaq Stock Market, Inc. In addition, our Chief Executive Officer and all senior financial officers, including the Chief Financial Officer, plan to be bound by a separate Code of Ethics for the Chief Executive Officer and senior financial officers that complies with the rules of the Securities and Exchange Commission. Our Corporate Governance Guidelines and Codes of Ethics will be posted on our Internet website under the Investor Relations page as soon as practicable.

Committees of the Board of Directors

      Prior to completion of the offering, our Board of Directors will have three committees: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee, all of which are described below.

      Audit Committee. The primary purpose of the Audit Committee will be to provide independent and objective oversight with respect to our financial reports and other financial information provided to shareholders and others, our internal control over financial reporting and our audit, accounting and financial reporting processes generally. The Audit Committee will report to the Board of Directors concerning these matters. Prior to completion of the offering, our Board of Directors will have adopted a written charter for the Audit Committee.

      The duties of the Audit Committee will include:

•	appointing, evaluating and determining the compensation of our independent auditors;

•	reviewing and approving the scope of our annual audit, the audit fee and our financial statements;

•	reviewing disclosure controls and procedures, internal control over financial reporting, the internal audit function and corporate policies with respect to financial information;

•	reviewing other risks that may have a significant impact on our financial statements;

•	preparing the Audit Committee report for inclusion in our annual proxy statement;

•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting and auditing matters; and

•	evaluating annually the Audit Committee charter and the committee’s performance.

      The Audit Committee will be comprised of three individuals, each of whom the Board will determine to be an independent director in accordance with the applicable Nasdaq rules. The Board will ensure that at least one member of the Audit Committee will qualify as an “audit committee financial expert” as that term is defined under the rules of the Securities and Exchange Commission, and that each individual designated to be a member of the Audit Committee is able to read and understand fundamental financial statements and has substantial business experience and a level of experience and knowledge necessary to meet the requisite “financial sophistication” qualifications under the applicable Nasdaq rules. Accordingly, the Board will determine that the directors who will serve on the Audit Committee have sufficient knowledge and experience to fulfill the duties and obligations of the Audit Committee.

      Compensation Committee. The Compensation Committee will be responsible for making recommendations to the Board of Directors with respect to the compensation of our Chief Executive Officer and other executive officers and will be responsible for establishing policies dealing with various compensation and employee benefit matters. The Compensation Committee will also administer our stock option plan and make recommendations to the Board of Directors as to option grants to our employees under such plan. The Compensation Committee will consist of three individuals, each of whom the Board will determine to be an independent director in accordance with the applicable Nasdaq rules.

      Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will be comprised of three individuals, each of whom the Board will determine to be an independent director in accordance with the applicable Nasdaq rules. Our Corporate Governance and Nominating Committee will be responsible for making recommendations to the Board regarding the membership of the Board, including:

•	recommending to the Board the slate of director nominees for election at the annual meeting of shareholders;

•	considering, recommending and recruiting candidates to fill any vacancies or new positions on the Board, including candidates that may be recommended by shareholders;

•	establishing criteria for selecting new directors; and

•	reviewing the backgrounds and qualifications of possible candidates for director positions.

      The Corporate Governance and Nominating Committee will also be responsible for considering and making recommendations to the Board concerning the function and needs of the Board, including:

•	reviewing and recommending policies applicable to the Board;

•	considering questions of possible conflicts of interest involving directors and executive officers;

•	regularly reviewing issues and developments related to corporate governance and recommending corporate governance standards to the Board;

•	administering and overseeing compliance with our Codes of Ethics;

•	establishing and reviewing responsibilities of key Board committees, director compensation and director orientation and continuing education and making recommendations to the Board; and

•	soliciting input from the directors and, on an annual basis, conducting a review of the effectiveness of the operation of the Board and its committees.

Compensation Committee Interlocks and Insider Participation

      During 2003, matters related to compensation and employee benefit matters were considered by the bank’s compensation committee. During 2003, the bank’s compensation committee was comprised of Harvey E. Zinn, Caralisa Morris Simon, Stewart Morris and Wallace J. McKenzie. Messrs. Zinn and Morris and Ms. Simon also serve as our executive officers. Final determination regarding stock options and compensation for Messrs. Zinn and Morris and Ms. Simon was made by the Board of Directors of the bank. Prior to completion of this offering, we intend to form a Compensation Committee comprised solely of directors, each of whom the Board will determine to be an independent director in accordance with the applicable Nasdaq rules. Further, none of our executive officers served as (1) a member of a compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers will serve on our Compensation Committee, (2) a director of another entity, one of whose executive officers will serve on our Compensation Committee or (3) a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of our company.

Compensation of Directors

      Each member of our Board of Directors is paid $300 per meeting for attendance at Board meetings. The Audit Committee members will receive $200 for attendance at each meeting, except for the Chairman, who will receive $300 per meeting. The Compensation Committee members will receive $200 for attendance at each meeting, except for the Chairman, who will receive $300 per meeting. The Corporate Governance and Nominating Committee members will receive $200 for attending each meeting, except for the Chairman, who will receive $300 per meeting.

EXECUTIVE COMPENSATION AND OTHER MATTERS

Summary Compensation Table

      The following table provides certain summary information concerning compensation paid or accrued by us to or on behalf of our President and Chief Executive Officer and our other four most highly compensated executive officers (determined as of the end of the last fiscal year) (“named executive officers”) for the year ended December 31, 2003:

				Other Annual
Name and Principal Position	Year	Salary(1)	Bonus	Compensation

Harvey E. Zinn	2003	$222,200	$133,803	$12,000	(2)
President and Chief Executive Officer of the company and the bank
Caralisa Morris Simon	2003	172,700	105,898	12,000	(2)
Chairman of the Board of the company and the bank
Dan S. Agnew	2003	147,300	45,486	11,700	(2)
President, Lending Services of the bank
R. Darrell Brewer	2003	147,700	16,271	9,400	(2)
Treasurer and Chief Financial Officer of the company; President, Financial Services and Chief Financial Officer of the bank
Stewart Morris	2003	91,300	89,089	18,200	(3)
Senior Chairman of the Board of the company and the bank

(1)	Does not include amounts attributable to miscellaneous benefits received by executive officers. Our management has determined that the costs to us of providing such benefits to any individual executive officer did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for the officer.

(2)	Consists of matching contributions paid by us to our 401(k) profit sharing plan.

(3)	Represents the cost of a car provided by the bank to Mr. Morris.

Option Grants in Last Fiscal Year

      There were no options to purchase shares of our common stock granted to employees, including our named executive officers, during 2003.

Option Exercises and Fiscal Year-End Option Values

      The following table sets forth certain information concerning the number and value of unexercised options held by each of our named executive officers as of December 31, 2003. No stock options were exercised by any of our named executive officers during 2003.

			Number of Securities
			Underlying Unexercised		Value of Unexercised
	Shares		Options as of		In-the-Money Options
	Acquired		December 31, 2003		as of December 31, 2003(2)
	on	Value
Name	Exercise	Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Harvey E. Zinn	—	—	3,400	13,600	$20,060	$80,240
Caralisa Morris Simon	—	—	3,400	13,600	20,060	80,240
Stewart Morris	—	—	3,400	13,600	20,060	80,240
Dan S. Agnew	—	—	3,200	12,800	18,880	75,520
R. Darrell Brewer	—	—	3,200	12,800	18,880	75,520

(1)	The “value realized” represents the difference between the exercise price of the option and the market price of the option shares on the date of exercise without considering any taxes which may have been owed.

(2)	The value is based on $10.90 per share, which was the average of the closing bid and asked prices of our common stock on the OTC Bulletin Board on December 31, 2003.

Employment Agreements

      Prior to completion of the offering, we plan to enter into employment agreements with Harvey E. Zinn, Dan S. Agnew and R. Darrell Brewer. Mr. Zinn’s agreement will be for an initial term of three years and will automatically renew each year thereafter unless it is terminated in accordance with its terms. Mr. Zinn’s agreement will provide that if he is terminated without cause (including constructive termination) or in connection with a change in control, Mr. Zinn will be entitled to receive from us a lump sum payment equal to three years’ base salary. Our agreements with Mr. Agnew and Mr. Brewer will each be for an initial term of two years and will automatically renew each year thereafter unless terminated in accordance with their terms. Our agreements with Mr. Agnew and Mr. Brewer will provide that if they are terminated without cause (including constructive termination) or in connection with a change in control, they will be entitled to receive from us a lump sum payment equal to two years’ base salary. The employment agreements will not contain non-compete restrictions. Each of Mr. Zinn, Mr. Agnew and Mr. Brewer will have the power to terminate his employment on 30 days prior notice.

Stock Option Plan

      Our Board of Directors and shareholders have approved an amendment to our 2002 Stock Option Plan (the “2002 Plan”) which authorizes the issuance of up to 1,300,000 shares of common stock under both “nonqualified” and “incentive” stock options to employees and “non-qualified” stock options to directors who are not employees. The 2002 Plan is intended to provide a means for our selected key employees and directors to increase their financial interest in our company, thereby stimulating the efforts of these employees and directors and strengthening their desire to remain involved with or employed with our company. Under the 2002 Plan, the exercise price and vesting period of each option is set at the time the option is granted and governed by individual option agreements between our company and the optionee. Each option in place as of March 31, 2004 vests 20% at the end of each of the first five years following the date of grant. Notwithstanding the individual option agreements, the 2002 Plan provides that our Compensation Committee may, in its sole discretion, accelerate the time at which any option may be exercisable.

      Options granted under the 2002 Plan must be exercised within the earlier of 10 years following the date of grant or no later than three months after the optionee’s termination of employment or service with

us. The 2002 Plan provides that in the event of a corporate change, which occurs when (1) we are not the surviving entity in a merger or consolidation, (2) we sell all or substantially all of our assets, (3) a person or entity acquires ownership or control of more than 50% of our then outstanding shares, (4) we are to be dissolved or liquidated or (5) as a result of a contested election of directors, the persons who were directors of our company before such election cease to constitute a majority of the directors, then all options granted shall vest and become immediately exercisable in full.

Benefit Plan

      We maintain a contributory profit sharing plan pursuant to Internal Revenue Code Section 401(k) covering substantially all employees (the “Plan”). Employees who have completed three months of service and are 18 years of age or older are eligible for employer-matching contributions. We currently match 100% of the first 6% of compensation deferred by each participant. Our matching contributions to the Plan for 2003, 2002 and 2001 were $247,000, $246,000 and $149,000, respectively.

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

      Under Section 402 of the Sarbanes-Oxley Act of 2002, it is now unlawful for any company subject thereto to extend, renew or arrange for the extension of credit in the form of a personal loan to or for any director or executive officer of that company. This prohibition does not apply to loans that were made on or prior to July 30, 2002, or certain types of loans described in Section 402 that are:

•	made available by a company in the ordinary course of a company’s consumer credit business;

•	of a type generally made available by such company to the public; and

•	made by a company on market terms, or terms that are no more favorable than those offered by such company to the general public.

      Section 402 also does not apply to loans by an insured depository institution, if the loan is subject to the insider lending restrictions of Section 22(h) of the Federal Reserve Act or the Federal Reserve’s Regulation O, as is the case with us.

      Some of our directors, executive officers and principal shareholders (i.e., those who own 10% or more of our capital stock) and directors and executive officers of Southern National Bank and certain of their affiliates, which include corporations, partnerships and other organizations in which they are officers or partners or in which they and their immediate families have at least a 5% interest, are customers of Southern National Bank. During 2003, Southern National Bank made loans in the ordinary course of business to many of these directors and executive officers and our principal shareholders and certain of their affiliates, all of which were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons unaffiliated with our company and did not involve more than the normal risk of collectibility or present other unfavorable features. Therefore, we believe that all of these transactions comply with Section 402 of the Sarbanes-Oxley Act or have been made pursuant to a valid exception from Section 402 of the Sarbanes-Oxley Act. Loans to these directors and executive officers and our principal shareholders are subject to limitations contained in the Federal Reserve Act, the principal effect of which is to require that extensions of credit by Southern National Bank to such persons satisfy the foregoing standards. On March 31, 2004, all of such loans aggregated $1.1 million, which was approximately 3.28% of our Tier 1 capital.

      Southern National Bank expects to have such transactions or transactions on a similar basis with its directors and executive officers and with our directors, executive officers and principal shareholders and their affiliates in the future.

BENEFICIAL STOCK OWNERSHIP BY

PRINCIPAL SHAREHOLDERS AND MANAGEMENT

      The following table sets forth as of June 1, 2004, the beneficial ownership of our capital stock, which includes common stock and Class B stock by (1) each director and named executive officer, (2) each shareholder who beneficially owns more than 5% of our common stock or our Class B stock and (3) all directors and named executive officers as a group. Each share of Class B stock is convertible into one share of common stock. Unless otherwise indicated, based on information furnished by such shareholders, management believes that each person has sole voting and investment power with respect to all shares beneficially owned by such person and the address of each shareholder, unless indicated otherwise, is the same as our address.

	Common Stock				Class B Stock

			Percent of Shares
	Amount and		Beneficially Owned		Amount and		Percent of
	Nature of				Nature of		Shares
	Beneficial		Before	After	Beneficial		Beneficially
Name of Beneficial Owner	Ownership		Offering(1)	Offering(2)	Ownership		Owned(3)

Principal Shareholders
Financial Stocks, Inc.	300,000		6.96%		—
1992 Morris Family Trust(4)	889,385		20.64		476,805		17.76%
Caralisa Morris Simon Family Trust(5)	—		—		355,555		13.24
Keefe, Bruyette & Woods, Inc.(6)	270,000		6.26		—		—
Directors
Wallace J. McKenzie	41,400	(7)	*		—		—
Stewart Morris	10,236	(8)	*		1,735,470	(9)	64.66
Richard D. Parker	400	(10)	*		1,000		*
Caralisa Morris Simon	976,462	(11)	22.58		833,360	(12)	31.05
Edmond S. Solymosy	1,400	(13)	*		—		—
James W. Stevens	132,400	(14)	3.07		—		—
Robert Viles, M.D.	36,700	(15)	*		—		—
Dan Wilford	5,400	(16)	*				—
Harvey E. Zinn	416,280	(17)	9.65		—		—
Executive Officers
Dan S. Agnew	3,200	(18)	*		—		—
R. Darrell Brewer	13,200	(19)	*		—		—
Directors and executive officers as a group (11 persons)	1,630,242		37.66%		2,569,830		95.75%

*	Indicates beneficial ownership of less than 1.0%.

(1)	The percentage of our common stock beneficially owned was calculated based on 4,310,148 shares of common stock issued and outstanding as of June 1, 2004. The percentage assumes the exercise by the shareholder or group named in each row of all options for the purchase of our common stock held by such shareholder or group and exercisable within 60 days of June 1, 2004.

(2)	The percentage of our common stock beneficially owned was calculated based on 4,310,148 shares of common stock issued and outstanding and assumes the issuance of shares of common stock in connection with this offering. The percentage assumes the exercise by the shareholder or group named in each row of all options for the purchase of our common stock held by such shareholder or group and exercisable within 60 days of June 1, 2004.

(3)	The percentage of Class B stock beneficially owned was calculated based on 2,683,841 shares of Class B stock issued and outstanding as of June 1, 2004.

(4)	The trustees of this trust are Caralisa Morris Simon, Carlotta Barker and Stewart Morris, Jr. The address of the 1992 Morris Family Trust is c/o Stewart Title Company, 1980 Post Oak Blvd., Houston, Texas 77056. Under SEC rules, the trust is also deemed to beneficially own 476,805 shares of common stock that may be acquired upon the conversion of the Class B stock owned by the trust presented in the table. These additional shares of common stock are not reflected in the common stock columns of the ownership table. If these shares were included, the percent of shares of common stock beneficially owned before and after the offering would be 28.54% and %, respectively.

(5)	Caralisa Morris Simon is the trustee of the Caralisa Morris Simon Family Trust. Under SEC rules, the trust is also deemed to beneficially own 355,555 shares of common stock that may be acquired upon the conversion of the Class B stock owned by the trust presented in the table. These additional shares of common stock are not reflected in the common stock columns of the ownership table. If these shares were included, the percent of shares of common stock beneficially owned before and after the offering would be 7.62% and %, respectively.

(6)	Includes 150,000 shares of common stock held by the KBW Profit Sharing and Retirement Plan Trust and 20,000 shares held by Thomas B. Michaud, the Vice Chairman and Chief Operating Officer of Keefe, Bruyette & Woods, Inc. (“KBW Inc.”). KBW Inc. disclaims beneficial ownership of the shares held by Mr. Michaud. Does not include 40,000 shares of common stock held by KBW Small Cap Financial Services Fund LP, a limited partnership of which KBW Asset Management, a subsidiary of KBW Inc., is the general partner and investment manager, 10,000 shares of common stock held by John N. Howard, Jr., Executive Vice President and a member of the board of directors of KBW Inc., or 30,000 shares of common stock held by Michael T. O’Brien, the Chief Executive Officer of KBW Asset Management and a member of the board of directors of KBW Inc.

(7)	Includes 400 shares of common stock that may be acquired pursuant to fully vested options.

(8)	Consists of 6,836 shares of common stock held jointly with Harvey E. Zinn and 3,400 shares of common stock that may be acquired pursuant to fully vested options. Under SEC rules, Mr. Morris is also deemed to beneficially own 1,735,470 shares of common stock that may be acquired upon the conversion of the Class B stock beneficially owned by Mr. Morris presented in the table. These additional shares of common stock are not reflected in the common stock columns of the ownership table. If these shares were included, the percent of shares of common stock beneficially owned before and after the offering would be 28.88% and %, respectively.

(9)	Includes 1,000 shares of Class B stock held of record by Mr. Morris’ spouse.

(10)	Includes 400 shares of common stock that may be acquired pursuant to fully vested options. Under SEC rules, Mr. Parker is also deemed to beneficially own 1,000 shares of common stock that may be acquired upon the conversion of the Class B stock owned by Mr. Parker presented in the table. These additional shares of common stock are not reflected in the common stock columns of the ownership table. If these shares were included, the percent of shares of common stock beneficially owned before and after the offering would be less than 1.0%.

(11)	Consists of 889,385 shares of common stock held of record by the 1992 Morris Family Trust, of which she is a trustee, 47,815 shares of common stock held of record by the Stewart Morris, Jr. Family Investment Trust, of which she is the trustee, 35,862 shares of common stock held of record by the Caralisa Morris Simon Revocable Trust, of which she is the trustee, and 3,400 shares of common stock that may be acquired pursuant to fully vested options. Under SEC rules, Ms. Simon is also deemed to beneficially own 833,360 shares of common stock that may be acquired upon the conversion of the Class B stock beneficially owned by Ms. Simon presented in the table. These additional shares of common stock are not reflected in the common stock columns of the ownership table. If these shares were included, the percent of shares of common stock beneficially owned before and after the offering would be 35.19% and %, respectively.

(12)	Consists of 476,805 shares of Class B stock held of record by the 1992 Morris Family Trust, of which she is a trustee, 355,555 shares of Class B stock held of record by the Caralisa Morris Simon Family Trust, of which she is the trustee, and 1,000 shares of Class B stock held directly.

(13)	Includes 400 shares of common stock that may be acquired pursuant to fully vested options.

(14)	Includes 20,000 shares of common stock held of record by Brazoria County Abstract Company, in which Mr. Stevens is a partner, and 400 shares of common stock that may be acquired pursuant to fully vested options.

(15)	Includes 400 shares of common stock that may be acquired pursuant to fully vested options.

(16)	Includes 400 shares of common stock that may be acquired pursuant to fully vested options.

(17)	Includes 176,286 shares of common stock owned of record by H. Zinn Limited Partnership, LP, 6,836 shares of common stock held jointly with Stewart Morris and 3,400 shares of common stock that may be acquired pursuant to the exercise of fully vested options.

(18)	Includes 3,200 shares of common stock that may be acquired pursuant to fully vested options.

(19)	Includes 3,200 shares of common stock that may be acquired pursuant to fully vested options.

SUPERVISION AND REGULATION

Supervision and Regulation

      The supervision and regulation of bank holding companies and their subsidiaries is intended primarily for the protection of depositors, the deposit insurance funds of the FDIC and the banking system as a whole, and not for the protection of the bank holding company shareholders or creditors. The banking agencies have broad enforcement power over bank holding companies and banks including the power to impose substantial fines and other penalties for violations of laws and regulations.

      The following description summarizes some of the laws to which we and Southern National Bank are subject. References in the following description to applicable statutes and regulations are brief summaries of these statutes and regulations, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations. We believe that we are in compliance in all material respects with these laws and regulations.

      Various legislation and proposals to overhaul the bank regulatory system and limit the investments that a depository institution may make with insured funds, are from time to time introduced in Congress. Such legislation may change banking statutes and our operating environment and that of our banking subsidiary in substantial and unpredictable ways. We cannot determine the ultimate effect that any potential legislation, if enacted, or implemented regulations with respect thereto, would have, upon the financial condition or results of operations of us or our subsidiaries.

SNB Bancshares, Inc.

      We are a bank holding company registered under the Bank Holding Company Act of 1956, as amended (BHCA). Accordingly, we are subject to supervision, regulation and examination by the Board of Governors of the Federal Reserve System (Federal Reserve Board). The Gramm-Leach-Bliley Act, the BHCA and other federal laws subject financial and bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

      Regulatory Restrictions on Dividends; Source of Strength. SNB is regarded as a legal entity separate and distinct from Southern National Bank. The principal source of our revenue is dividends received from Southern National Bank. As described in more detail below, federal law places limitations on the amount that national banks may pay in dividends, which Southern National Bank must adhere to when paying dividends to SNB. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries.

      Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and commit resources to their support. Such support may be required at times when, absent this Federal Reserve Board policy, a holding company may not be inclined to provide it. As discussed below, a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary.

      In the event of a bank holding company’s bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and is required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution. Any claim for breach of such obligation will generally have priority over most other unsecured claims.

      Scope of Permissible Activities. Under the BHCA, bank holding companies generally may not acquire a direct or indirect interest in or control of more than 5% of the voting shares of any company that is not a bank or bank holding company or from engaging in activities other than those of banking, managing or controlling banks or furnishing services to or performing services for its subsidiaries, except that it may engage in, directly or indirectly, certain activities that the Federal Reserve Board determined to be closely related to banking or managing and controlling banks as to be a proper incident thereto. These activities include, among other things, numerous services and functions performed in connection with lending, investing, and financial counseling and tax planning. In approving acquisitions or the addition of activities, the Federal Reserve considers, among other things, whether the acquisition or the additional activities can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh such possible adverse effects as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

      The Gramm-Leach-Bliley Act, effective March 11, 2000, eliminated many of the historical barriers to affiliations among banks, securities firms, insurance companies and other financial service providers and permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature.

      Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve Board’s Regulation Y, for example, generally requires a holding company to give the Federal Reserve Board prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the holding company’s consolidated net worth. The Federal Reserve Board may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. Depending upon the circumstances, the Federal Reserve Board could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

      The Federal Reserve Board has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1.0 million for each day the activity continues.

      Anti-Tying Restrictions. Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by a holding company or its affiliates.

      Capital Adequacy Requirements. The Federal Reserve Board has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies. Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a “risk-weighted” asset base. The guidelines require a minimum total risk-based capital ratio of 8.0% (of which at least 4.0% is required to consist of Tier 1 capital elements). Total capital is the sum of Tier 1 and Tier 2 capital. As of March 31, 2004, our ratio of Tier 1 capital to total risk-weighted assets was 8.24% and our ratio of total capital to total risk-weighted assets was 14.10%.

      In addition to the risk-based capital guidelines, the Federal Reserve Board uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company’s Tier 1 capital divided by its average total consolidated assets. Certain highly rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies are be required to maintain a leverage ratio of 4.0%. As of March 31, 2004 our leverage ratio was 4.85%.

      The federal banking agencies’ risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

      Imposition of Liability for Undercapitalized Subsidiaries. Bank regulators are required to take “prompt corrective action” to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes “undercapitalized,” it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary’s compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution’s holding company is entitled to a priority of payment in bankruptcy.

      The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution’s assets at the time it became undercapitalized or the amount necessary to cause the institution to be “adequately capitalized.” The bank regulators have greater power in situations where an institution becomes “significantly” or “critically” undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve Board approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

      Acquisitions by Bank Holding Companies. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank, if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve Board is required to consider, among other things, the financial and managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served, and various competitive factors.

      Control Acquisitions. The Change in Bank Control Act prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as us, would, under the circumstances set forth in the presumption, constitute acquisition of control of our company.

      In addition, any entity is required to obtain the approval of the Federal Reserve Board under the BHCA before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of our outstanding common stock, or otherwise obtaining control or a “controlling influence” over our company.

Southern National Bank

      The bank is a nationally chartered banking association, the deposits of which are insured by the Bank Insurance Fund of the FDIC. The bank’s primary regulator is the Office of the Comptroller of the Currency (OCC). By virtue of the insurance of its deposits, however, the bank is also subject to supervision and regulation by the FDIC. In addition, because the bank is also a member of the Federal Reserve System, it is subject to regulation pursuant to the Federal Reserve Act. Such supervision and regulation subjects the bank to special restrictions, requirements, potential enforcement actions, and periodic examination by the OCC. Because the Federal Reserve Board regulates us as a holding company parent of the bank, the Federal Reserve Board also has supervisory authority, which directly affects the bank.

      Financial Modernization. Under the Gramm-Leach-Bliley Act, a national bank may establish a financial subsidiary and engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate develop-

ment, real estate investment, annuity issuance and merchant banking activities. To do so, a bank must be well capitalized, well managed and have a CRA rating of satisfactory or better. National banks with financial subsidiaries must remain well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of the financial in nature subsidiary or subsidiaries. In addition, a bank may not acquire a company that is engaged in activities that are financial in nature unless the bank has a CRA rating of satisfactory or better. Currently, Southern National Bank has a CRA rating of “satisfactory.”

      Branching. The establishment of a branch must be approved by the OCC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers.

      Restrictions on Transactions with Affiliates and Insiders. Transactions between the bank and its non-banking affiliates, including us, are subject to Section 23A of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by, or is under common control with the bank. In general, Section 23A imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to third parties which are collateralized by our securities or obligations or our non-banking subsidiaries.

      Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that certain transactions between the bank and its affiliates be on terms substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons. The Federal Reserve has also issued Regulation W which codifies prior regulations under Sections 23A and 23B of the Federal Reserve Act and interpretive guidance with respect to affiliate transactions.

      The restrictions on loans to directors, executive officers, principal shareholders and their related interests (collectively referred to herein as “insiders”) contained in the Federal Reserve Act and Regulation O apply to all insured depository institutions and their subsidiaries. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution’s total unimpaired capital and surplus, and the OCC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

      Restrictions on Distribution of Subsidiary Bank Dividends and Assets. Dividends paid by the bank have provided a substantial part of our operating funds and for the foreseeable future it is anticipated that dividends paid by the bank to us will continue to be our principal source of operating funds. Capital adequacy requirements serve to limit the amount of dividends that may be paid by the bank. Until capital surplus equals or exceeds capital stock, a national bank must transfer to surplus 10% of its net income for the preceding four quarters in the case of an annual dividend or 10% of its net income for the preceding two quarters in the case of a quarterly or semiannual dividend. At March 31, 2004, the bank’s capital surplus exceeded its capital stock. Without prior approval, a national bank may not declare a dividend if the total amount of all dividends, declared by the bank in any calendar year exceeds the total of the bank’s retained net income for the current year and retained net income for the preceding two years. Under federal law, the bank cannot pay a dividend if, after paying the dividend, the bank will be “undercapitalized.” The OCC may declare a dividend payment to be unsafe and unsound even though the bank would continue to meet its capital requirements after the dividend.

      Because we are a legal entity separate and distinct from our subsidiaries, our right to participate in the distribution of assets of any subsidiary upon the subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors. In the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, arising as a result of their status as shareholders, including any depository institution holding company (such as us) or any shareholder or creditor thereof.

      Examinations. The OCC periodically examines and evaluates insured banks. Based upon such an evaluation, the OCC may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between the OCC-determined value and the book value of such assets.

      Audit Reports. Insured institutions with total assets of $500 million or more must submit annual audit reports prepared by independent auditors to federal regulators. In some instances, the audit report of the institution’s holding company can be used to satisfy this requirement. Auditors must receive examination reports, supervisory agreements, and reports of enforcement actions. In addition, financial statements prepared in accordance with accounting principles generally accepted in the U.S., management’s certifications concerning responsibility for the financial statements, internal controls and compliance with legal requirements designated by the OCC, and an attestation by the auditor regarding the statements of management relating to the internal controls must be submitted. For institutions with total assets of more than $3 billion, independent auditors may be required to review quarterly financial statements. The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) requires that independent audit committees be formed, consisting of outside directors only. The committees of such institutions must include members with experience in banking or financial management, must have access to outside counsel, and must not include representatives of large customers.

      Capital Adequacy Requirements. Similar to the Federal Reserve Board’s requirements for bank holding companies, the OCC has adopted regulations establishing minimum requirements for the capital adequacy of national banks. The OCC may establish higher minimum requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk.

      The OCC’s risk-based capital guidelines generally require national banks to have a minimum ratio of Tier 1 capital to total risk-weighted assets of 4.0% and a ratio of total capital to total risk-weighted assets of 8.0%. As of March 31, 2004, the bank’s ratio of Tier 1 capital to total risk-weighted assets was 12.90% and its ratio of total capital to total risk-weighted assets was 14.04%.

      The OCC’s leverage guidelines require national banks to maintain Tier 1 capital of no less than 4.0% of average total assets, except in the case of certain highly rated banks for which the requirement is 3.0% of average total assets unless a higher leverage capital ratio is warranted by the particular circumstances or risk profile of the depository institution. As of March 31, 2004, the bank’s ratio of Tier 1 capital to average total assets (leverage ratio) was 7.59%.

      Corrective Measures for Capital Deficiencies. The federal banking regulators are required to take “prompt corrective action” with respect to capital-deficient institutions. Agency regulations define, for each capital category, the levels at which institutions are “well capitalized,” “adequately capitalized,” “under capitalized,” “significantly under capitalized” and “critically under capitalized.” A “well capitalized” bank has a total risk-based capital ratio of 10.0% or higher; a Tier 1 risk-based capital ratio of 6.0% or higher; a leverage ratio of 5.0% or higher; and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An “adequately capitalized” bank has a total risk-based capital ratio of 8.0% or higher; a Tier 1 risk-based capital ratio of 4.0% or higher; a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth); and does not meet the criteria for a well capitalized bank. A bank is “under capitalized” if it fails to meet any one of the ratios required to be adequately capitalized.

      In addition to requiring undercapitalized institutions to submit a capital restoration plan, agency regulations authorize broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment, and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

      As an institution’s capital decreases, the OCC’s enforcement powers increase. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, and other restrictions. The OCC has only limited discretion in dealing with a critically undercapitalized institution and is required to undertake stringent measures to protect the interests of deposits and the federal deposit insurance fund, which depending on the circumstances, could include the appointment of a receiver or conservator.

      Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

      Deposit Insurance Assessments. The bank must pay assessments to the FDIC for federal deposit insurance protection. The FDIC has adopted a risk-based assessment system as required by FDICIA. Under this system, FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification. Institutions assigned to higher-risk classifications (that is, institutions that pose a greater risk of loss to their respective deposit insurance funds) pay assessments at higher rates than institutions that pose a lower risk. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. In addition, the FDIC can impose special assessments in certain instances.

      The FDIC established a process for raising or lowering all rates for insured institutions semi-annually if conditions warrant a change. Under this new system, the FDIC has the flexibility to adjust the assessment rate schedule twice a year without seeking prior public comment, but only within a range of five cents per $100 above or below the assessment schedule adopted. Changes in the rate schedule outside the five-cent range above or below the current schedule can be made by the FDIC only after a full rulemaking with opportunity for public comment.

      In 1996, Congress enacted a law that contained a comprehensive approach to recapitalizing the Savings Association Insurance Fund (“SAIF”) and to assure the payment of the Financing Corporation’s (“FICO”) bond obligations. Under this act, banks insured under the BIF are required to pay a portion of the interest due on bonds that were issued by FICO to help shore up the ailing Federal Savings and Loan Insurance Corporation in 1987. The BIF rate was required to equal one-fifth of the SAIF rate through year-end 1999, or until the insurance funds were merged, whichever occurred first. Thereafter, BIF and SAIF payers will be assessed pro rata for the FICO bond obligations. With regard to the assessment for the FICO obligation, for the second quarter of 2004, the BIF and SAIF rates were 0.0154% of deposits.

      Enforcement Powers. The FDIC and the other federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties, and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject the Company or its banking subsidiaries, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and potentially substantial civil money penalties. The appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized; fails to become adequately capitalized when required to do so; fails to submit a timely and acceptable capital restoration plan; or materially fails to implement an accepted capital restoration plan.

      Brokered Deposit Restrictions. Adequately capitalized institutions (as defined for purposes of the prompt corrective action rules described above) cannot accept, renew or roll over brokered deposits except with a waiver from the FDIC, and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew, or roll over brokered deposits.

      Cross-Guarantee Provisions. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”) contains a “cross-guarantee” provision which generally makes commonly controlled insured depository institutions liable to the FDIC for any losses incurred in connection with the failure of a commonly controlled depository institution.

      Community Reinvestment Act. The CRA and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate-income neighborhoods, consistent with the safe and sound operations of the banks. These regulations also provide for regulatory assessment of a bank’s record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. FIRREA requires federal banking agencies to make public a rating of a bank’s performance under the CRA. In the case of a bank holding company, the CRA performance record of the banks involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction.

      Consumer Laws and Regulations. In addition to the laws and regulations discussed herein, the bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. The bank must comply with all applicable provisions of these consumer protection laws and regulations as part of its ongoing compliance and customer relations programs.

      Privacy. In addition to expanding the activities in which banks and bank holding companies may engage, the Gramm-Leach-Bliley Act imposes new requirements on financial institutions with respect to customer privacy. The Gramm-Leach-Bliley Act generally prohibits disclosure of customer information to non-affiliated third parties unless the customer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to customers annually. Financial institutions, however, will be required to comply with state law if it is more protective of customer privacy than the Gramm-Leach-Bliley Act. The privacy provisions became effective on July 1, 2002. The Gramm-Leach-Bliley Act contains a variety of other provisions including a prohibition against ATM surcharges unless the customer has first been provided notice of the imposition and amount of the fee.

      USA Patriot Act of 2002. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot) Act of 2002 was enacted in October 2002. The USA Patriot Act amended existing U.S. anti-money laundering laws to strengthen the ability of U.S. law enforcement and the intelligence communities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the USA Patriot Act on financial institutions of all kinds is significant and wide ranging. The USA Patriot Act contains a broad range of anti-money laundering and financial transparency laws and requires various regulations, including: (i) due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons; (ii) standards for verifying customer identification at account opening as well as standards for institution and organization-wide anti-money laundering compliance programs; (iii) rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; (iv) reports by nonfinancial trades and business filed with the Treasury Department’s Financial Crimes Enforcement Network for transactions exceeding $10,000; and (v) filing of suspicious activities reports involving securities by brokers and dealers if they believe a customer may be violating U.S. laws and regulations.

Expanding Enforcement Authority

      One of the major additional burdens imposed on the banking industry by FDICIA is the increased ability of banking regulators to monitor the activities of banks and their holding companies. In addition, the Federal Reserve Board and FDIC possess extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. For example, the FDIC may terminate the deposit insurance of any institution which it determines has engaged in an unsafe or unsound practice. The agencies can also assess civil money penalties, issue cease and desist or removal orders, seek injunctions, and publicly disclose such actions. FDICIA, FIRREA and other laws have expanded the agencies’ authority in recent years, and the agencies have not yet fully tested the limits of their powers.

Effect on Economic Environment

      The policies of regulatory authorities, including the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve Board to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

      Federal Reserve Board monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on our business and earnings of us and those of our subsidiaries cannot be predicted.

DESCRIPTION OF OUR CAPITAL STOCK

Authorized Capital Stock

      Our authorized capital stock consists of (1) 50,000,000 shares of common stock, $0.01 par value per share, of which 4,310,148 shares were issued and outstanding as of June 7, 2004, (2) 3,216,781 shares of Class B stock, $0.01 par value per share, 2,683,841 of which were issued and outstanding as of June 7, 2004 and (3) 20,000,000 shares of preferred stock, $0.01 par value per share, none of which are issued and outstanding.

      The following discussion of the terms and provisions of our capital stock is qualified in its entirety by reference to our Amended and Restated Articles of Incorporation and Bylaws, copies of which are attached as exhibits to the registration statement of which this prospectus is a part.

Common Stock

      The holders of our common stock are entitled to one vote for each share of common stock owned in all matters. Except in the election of directors and with respect to a proposed amendment of our Amended and Restated Articles of Incorporation or a proposed merger or consolidation in which we are not the surviving entity or a sale of substantially all of our assets, all shares of common stock and Class B stock shall be voted as a single class. In the election of directors, the holders of common stock vote as a separate class and currently have the right to elect 40% of the directors. This percentage is subject to increase as the number of outstanding shares of Class B stock decreases. The outstanding shares of Class B stock are convertible into an equal number of shares of common stock, at the option of the holder.

      Holders of our common stock may not cumulate their votes in the election of directors. Holders of common stock do not have preemptive rights to acquire any of our additional, unissued or treasury shares, or securities convertible into or carrying a right to subscribe for or acquire shares. The common stock is not convertible into any other securities of our company.

      Holders of common stock will be entitled to receive dividends out of funds legally available therefor, if and when properly declared by the Board of Directors.

      Subject to the rights of any outstanding preferred stock, in the event of our liquidation, dissolution or winding up, the holders of our common stock and Class B stock are entitled to share pro rata in any distribution of the assets of our company remaining after the payment of liabilities and liquidation preferences, if any, on any outstanding shares of preferred stock.

Class B Stock

      The holders of Class B stock are also entitled to one vote for each share of Class B stock owned. In the election of directors, the holders of Class B stock vote as a separate class and have the right to elect 60% of the directors, as long as at least 250,000 shares of Class B stock are issued and outstanding. The percentage of directors the Class B stock has the right to elect is reduced as the number of issued and outstanding shares of Class B stock decreases so that (1) if the number of issued and outstanding shares of Class B stock is between 100,000 to 249,999, the Class B holders may elect 40% of the directors and (2) if the number of issued and outstanding shares of Class B stock is less than 100,000, the Class B holders may elect 20% of the directors, but in no event less than one director. In the event of any reduction in the number of directors that may be elected by Class B holders, the number of directors that may be elected by our common stock holders will increase accordingly. Holders of Class B stock may not cumulate their votes for the election of directors. Holders of Class B stock do not have preemptive rights to acquire any of our additional, unissued or treasury shares or securities convertible into or carrying a right to subscribe for or acquire our shares.

      Each share of Class B stock is convertible at any time, at the election of the holder, into one share of common stock. Converted shares of Class B stock shall be deemed cancelled and no longer authorized. No additional shares of Class B stock may be authorized, issued, sold or transferred by us without the affirmative vote of the holders of at least 67% of the issued and outstanding shares of both Class B stock and common stock, voting as separate classes.

      Holders of Class B stock are entitled to receive the same amount of dividends or distributions paid on the common stock. A stock dividend payable in the shares of one class of stock may be paid to the holders of any other class of stock.

Preferred Stock

      Our Amended and Restated Articles of Incorporation authorize the issuance of 20,000,000 shares of preferred stock. The preferred stock will be available for issuance from time to time for various purposes as determined by our Board of Directors, including making future acquisitions, raising additional equity capital and financing. Subject to certain limits set by our articles, the preferred stock may be issued on such terms and conditions, and at such times and in such situations, as our board in its sole discretion determines to be appropriate, without any further approval or action by the shareholders, unless otherwise required by laws, rules, regulations or agreements applicable to us.

      Moreover, except as otherwise limited by our Amended and Restated Articles of Incorporation or applicable laws, rules or regulations, our Board will have the sole authority to determine the relative rights and preferences of the preferred stock and any series thereof without shareholder approval. Our Amended and Restated Articles of Incorporation authorize our Board of Directors to issue preferred stock and to determine the following characteristics of such series:

•	dividend rate, preference of dividend with respect to any other class or series of stock, and whether dividends are cumulative, non-cumulative or partially cumulative;

•	redemption price and terms, including, to the extent permitted by law, the manner in which shares are to be chosen for redemption if less than all the shares of a series are to be redeemed;

•	sinking fund provisions, if any, for the redemption or purchase of shares;

•	the amount payable upon shares in the event of voluntary or involuntary liquidation;

•	the terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion; and

•	voting rights.

      Our Board does not intend to seek shareholder approval prior to any issuance of preferred stock or any series thereof, unless otherwise required by law or the rules of any applicable securities exchange or quotation system. Under Texas law, shareholder approval prior to the issuance of shares of our common stock is required in connection with certain mergers. Frequently, opportunities arise that require prompt action, such as the possible acquisition of a property or business or the private sale of securities, and it is the belief of our Board that the delay necessary for shareholder approval of a specific issuance could be to our detriment and the detriment of our shareholders.

      The preferred stock could be deemed to have an anti-takeover effect in that, if a hostile takeover situation should arise, shares of preferred stock could be issued to purchasers sympathetic with our management or others in such a way as to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management.

      The effects of the issuance of the preferred stock on the holders of common stock and Class B stock could include:

•	reduction of the amount otherwise available for payments of dividends on common stock and Class B stock if dividends are payable on the series of preferred stock;

•	restrictions on dividends on our common stock and Class B stock if dividends on the series of preferred stock are in arrears;

•	dilution of the voting power of our common stock and Class B stock if the series of preferred stock has voting rights, including a possible “veto” power if the series of preferred stock has class voting rights;

•	dilution of the equity interest of holders of our common stock and Class B stock if the series of preferred stock is convertible, and is converted, into our common stock; and

•	restrictions on the rights of holders of our common stock and Class B stock to share in our assets upon liquidation until satisfaction of any liquidation preference granted to the holders of the series of preferred stock.

Texas Law and Certain Provisions of our Articles of Incorporation and Bylaws

      Certain provisions of Texas law, our Amended and Restated Articles of Incorporation and our Bylaws could make more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with us.

      We are subject to the provisions of the Texas Business Combination Law (Articles 13.01 through 13.08 of the TBCA), which provides that a Texas corporation such as us may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an “Affiliated Shareholder” (generally defined as the holder of 20% or more of the corporation’s voting shares) for a period of three years from the date such person became an Affiliated Shareholder unless: (i) the business combination or purchase or acquisition of shares made by the Affiliated Shareholder was approved by the Board of Directors of the corporation before the Affiliated Shareholder became an Affiliated Shareholder or (ii) the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the Affiliated Shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the Affiliated Shareholder became an Affiliated Shareholder.

      The Texas Business Combination Law is not applicable to:

•	the business combination of a corporation:

(a) where the corporation’s original charter or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law;

(b) that adopts an amendment to its charter or bylaws before December 31, 1997, expressly electing not to be governed by the Texas Business Combination Law; or

(c) that adopts an amendment to its charter or bylaws after December 31, 1997, by the affirmative vote of the holders, other than Affiliated Shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law;

•	a business combination of a corporation with an Affiliated Shareholder that became an Affiliated Shareholder inadvertently, if the Affiliated Shareholder:

(a) as soon as practicable divests itself of enough shares to no longer be an Affiliated Shareholder and

(b) would not at any time within the three year period preceding the announcement of the business combination have been an Affiliated Shareholder but for the inadvertent acquisition;

•	a business combination with an Affiliated Shareholder that was the beneficial owner of 20% or more of the outstanding voting shares of the corporation on December 31, 1996, and continuously until the announcement date of the business combination;

•	a business combination with an Affiliated Shareholder who became an Affiliated Shareholder through a transfer of shares of the corporation by will or intestate succession and continuously was such an Affiliated Shareholder until the announcement date of the business combination; and

•	a business combination of a corporation with a wholly-owned subsidiary if the subsidiary is not an affiliate or associate of the Affiliated Shareholder other than by reason of the Affiliated Shareholder’s beneficial ownership of the voting shares of the corporation. Neither our Articles of Incorporation nor our Bylaws contains any provision expressly providing that we will not be subject to the Texas Business Combination Law. The Texas Business Combination Law may have the effect of inhibiting a non-negotiated merger or other business combination involving us, even if such event would be beneficial to our shareholders.

      Advance Notice of Shareholder Proposals and Nominations. Our Amended and Restated Bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or bring other business before any meeting of our shareholders (Shareholder Notice Procedure). The Shareholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the Board, or by a shareholder who has given timely written notice to our Secretary prior to the meeting at which directors are to be elected, will be eligible for election as directors and that, at a shareholders’ meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of, the board of directors or by a shareholder who has given timely written notice to our Secretary of such shareholder’s intention to bring such business before such meeting.

      Under the Shareholder Notice Procedure, for notice of a shareholder nomination or shareholder proposal of other business to be made at an annual shareholders’ meeting to be timely, such notice must be received at our principal executive offices not less than one hundred twenty (120) days in advance of the first anniversary of the date of our proxy statement released to shareholders in connection with the previous year’s annual meeting of shareholders. However, if we did not hold an annual meeting in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year’s proxy statement, we must receive the notice at least eighty (80) days prior to the date we intend to distribute our proxy statement with respect to such meeting. To be timely, a shareholder’s notice given in the context of a special meeting of shareholders must be received at our principal executive offices not earlier than the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and, in the case of a proposed shareholder nomination, of the nominees proposed by the board of directors to be elected at such special meeting.

      A shareholder’s notice to us proposing to nominate a person for election as a director must contain certain information specified in our Bylaws, including the identity and address of the nominating shareholder, a representation that the shareholder is a record holder of our stock entitled to vote at the meeting and information regarding each proposed nominee that would be required under the federal securities laws to be included in a proxy statement soliciting proxies for the proposed nominee. A shareholder’s notice to us proposing other business must also contain certain information specified in our Bylaws, including the identity and address of the shareholder, specific nature of the proposed business and the shareholder’s reasons for wanting to conduct such business, any material interest of the shareholder in the business and information regarding the shareholder’s ownership of our common stock.

      The Shareholder Notice Procedure may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

      Special Meetings of Shareholders. Our Amended and Restated Articles of Incorporation provide that special meetings of shareholders can be called by a majority of the board of directors, the Senior Chairman of the Board, the Chairman of the Board, the President or the holders of at least 33% of the outstanding shares of our stock entitled to vote at the meeting.

      No Action by Written Consent Without Unanimous Written Consent. Under the TBCA, no action required or permitted to be taken at an annual or special meeting of shareholders may be taken by written consent in lieu of a meeting of shareholders without the unanimous written consent of all shareholders unless the articles of incorporation specifically allow action by less than unanimous consent. Our Amended and Restated Articles of Incorporation do not contain such a provision.

      Amendment of Bylaws. Our Amended and Restated Bylaws provide that the Bylaws may be amended only by the Board of Directors. Shareholders do not have the power to amend our Bylaws.

Limitation of Liability and Indemnification Matters

      The TBCA permits a Texas corporation to indemnify certain of its officers, directors, employees and agents. Our Amended and Restated Articles of Incorporation provide that we will indemnify, to the fullest extent permitted under Texas law, each of our officers and directors with respect to all liability and loss suffered and expenses incurred by such person in any action, suit or proceeding in which such person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that such party is or was one of our officers or directors. We are also obligated to pay the expenses of the directors and officers incurred in defending such proceedings, subject to reimbursement if it is subsequently determined that such person is not entitled to indemnification.

      We have obtained an insurance policy under which our officers and directors will be insured, subject to the limits of the policy, against certain losses arising from claims made against such officers and directors by reason of any acts or omissions covered under such policy in their respective capacities as officers or directors.

      Our Amended and Restated Articles of Incorporation include provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the maximum extent provided by law. The TBCA currently prohibits the elimination of personal liability for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction from which the director derived an improper personal benefit.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SHARES ELIGIBLE FOR FUTURE SALE

      We will have                      shares of common stock outstanding after completion of this offering (plus any shares issued upon exercise of the underwriters’ over-allotment option) and                      shares of common stock issuable upon the exercise of outstanding options. Of these shares, all of the shares sold in this offering (     % of the shares to be issued and outstanding) plus any shares issued upon exercise of the underwriters’ over-allotment option will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act), which shares will be subject to the resale limitations of Rule 144, or purchased under the directed share program, which shares will be subject to a 180-day lock-up period. “Restricted securities” may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below.

      Taking into account the lock-up agreements described below, and assuming Keefe, Bruyette & Woods, Inc. does not release any parties from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the effective date of this offering, the shares of common stock sold in this offering (but excluding any shares purchased under the directed share program), up to 114,111 additional shares of common stock issuable upon the conversion of shares of Class B stock held by non-affiliates as of June 7, 2004 and the shares of common stock not subject to lock-up agreements will be immediately available for sale in the public market;

•	beginning 180 days after the date of this prospectus, the expiration date for the lock-up agreements, any shares purchased under the directed share program and approximately shares of common stock held by affiliates will be eligible for sale pursuant to Rule 144, including the volume restrictions described below; and

•	beginning 180 days after the date of this prospectus, the expiration date for the lock-up agreements, approximately shares of common stock issued pursuant to Rule 701 prior to this offering and held by non-affiliates will be eligible for sale in the market, although approximately of these shares will remain subject to vesting requirements.

Lock-Up Agreements

      We, our directors and officers and certain shareholders (who collectively own approximately                     % of our outstanding common stock immediately prior to the offering) have entered into lock-up agreements (and the purchasers of shares of our common stock under the directed share program will agree to restrictions) generally providing, subject to limited exceptions, that they will not, without the prior written consent of Keefe, Bruyette & Woods, Inc., directly or indirectly, during the period ending 180 days after the date of this prospectus:

•	offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, whether now owned or hereafter acquired, owned directly (including holding as a custodian) or with respect to which such stockholder has beneficial ownership within the rules and regulations of the Securities and

Exchange Commission, or file or cause to be filed any registration statement under the Securities Act with respect to the foregoing; or

•	engage in any hedging or other transaction that is designed to or that reasonably could be expected to lead to or result in a sale or disposition of any shares of our common stock, such prohibited hedging or other transactions to include any short sale or grant of any right (including without limitation any put or call option) with respect to any shares of our common stock or with respect to any security that includes, relates to, or derives any significant part of its value from such shares.

      These restrictions will not apply to shares issued upon exercise or conversion of already outstanding rights or options granted pursuant to existing option or benefit plans.

      The 180-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period and ends on the last day of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

      As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144, 144(k) or 701, shares subject to lock-up agreements will not be eligible for sale until these agreements expire or are waived by Keefe, Bruyette & Woods, Inc. on behalf of the underwriters.

Rule 144

      In general, under Rule 144 as currently in effect, and beginning after the expiration of the lock-up agreements, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the total number of our then outstanding shares of common stock (approximately shares immediately after this offering), as shown by our most recent published report or statement at that time; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

      Sales under Rule 144 also are subject to manner of sale provisions, notice requirements and the availability of current public information about us. To the extent that shares were acquired from one of our affiliates, such acquiring person’s holding period for purposes of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144.

Rule 701

      In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchased shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares (subject to the terms of any applicable lock-up agreements) 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

      As soon as practicable after the completion of this offering, we intend to file a registration statement under the Securities Act to register shares to be issued under our stock option plan. We expect this registration statement to become effective immediately upon filing with the Securities and Exchange Commission. Shares covered by this registration statement will be freely tradeable, subject to vesting provisions, terms of the lock-up agreements and, in the case of affiliates only, the restrictions of Rule 144 other than the holding period requirement.

UNDERWRITING

      Under the terms and subject to the conditions of an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Keefe, Bruyette & Woods, Inc. and Hoefer & Arnett, Incorporated are acting as representatives, have severally agreed to purchase from us, and we have agreed to sell to them, severally, the respective number of shares indicated below:

Name	Number of Shares

Keefe, Bruyette & Woods, Inc.
Hoefer & Arnett, Incorporated

Total

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in certain cases, the underwriting agreement may be terminated. The underwriting agreement provides that the underwriters’ obligations are subject to approval of certain legal matters by their counsel, including, without limitation, the authorization and the validity of the shares, and to various other conditions customary in a firm commitment underwritten public offering, such as receipt by the underwriters of officers’ certificates, legal opinions and comfort letters.

      We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to  additional shares of our common stock solely to cover over-allotments, if any, at the same price per share to be paid by the underwriters for the other shares in this offering. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment to purchase a number of shares in approximately the same proportion allocated to it in the above table. We will be obligated to sell additional shares to the underwriters to the extent the option is exercised.

      The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to selected securities dealers (who may include the underwriters) at the public offering price less a concession not in excess of $           per share. The underwriters may allow and the selected dealers may reallow a concession not in excess of $           per share to certain brokers and dealers. After the initial public offering of the shares, the underwriters may change the offering price and other selling terms. The underwriters anticipate that the shares of common stock will be ready for delivery to purchasers on or about                     , 2004.

      At our request, the underwriters have reserved up to      % of the common stock being offered by this prospectus for sale to our directors, officers, employees, business associates and related persons at the public offering price. The sales will be made through a directed share program. Any shares purchased under this directed share program will be subject to a 180-day lock-up period. We do not know if these persons will elect to purchase all or any portion of these reserved shares, but any purchases that they do make will reduce the number of shares available to the general public. These persons must commit to purchase no later than the close of business on the first business day following the date of the underwriting agreement. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other common stock offered.

      The following table shows the per share and total offering price, underwriting discount and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

		Without Over-	With Over-
	Per Share	Allotment	Allotment

Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us

      The expenses of the offering, exclusive of the underwriting discount and commissions, are estimated at $          and are payable by us.

      We, our directors and officers and certain shareholders (who collectively own approximately      % of our outstanding common stock immediately prior to the offering) have entered into lock-up agreements (and the purchasers of shares of our common stock under the directed share program will agree to restrictions) generally providing, subject to limited exceptions, that they will not, without the prior written consent of Keefe, Bruyette & Woods, directly or indirectly, during the period ending 180 days after the date of this prospectus:

•	offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, any shares of our common stock, or any securities convertible thereinto, exchangeable for or that represent the right to receive shares of our common stock, whether now owned or hereafter acquired, owned directly (including holding as a custodian) or with respect to which such shareholder has beneficial ownership within the rules and regulations of the SEC, or file or cause to be filed any registration statement under the Securities Act with respect to the foregoing; or

•	engage in any hedging or other transaction that is designed to or that reasonably could be expected to lead to or result in a sale or disposition of any shares of common stock of SNB Bancshares, such prohibited hedging or other transactions to include any short sale or grant of any right (including without limitation any put or call option) with respect to any shares of common stock of SNB Bancshares or with respect to any security that includes, relates to, or derives any significant part of its value from such shares.

      These restrictions will not apply to shares issued upon exercise or conversion of already outstanding rights or options granted pursuant to existing option or benefit plans.

      The 180-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period and ends on the last day of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event related to us occurs.

      We and Southern National Bank have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of those liabilities.

      In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-alloted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      There is no established public trading market for the shares of our common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The principal factors that will be considered in determining the initial public offering price will be:

•	prevailing market and general economic conditions;

•	the market capitalizations, trading histories and stages of development of other traded companies that the underwriters believe to be comparable to us;

•	our results of operations in recent periods;

•	our current financial position;

•	estimates of our business potential and prospects;

•	an assessment of our management;

•	the present state of our development; and

•	the availability for sale in the market of a significant number of shares of common stock.

      We cannot assure you that an active trading market will develop for our common stock or that the common stock will trade in the market subsequent to the offering at or above the initial public offering price. After the pricing of this offering, we expect that our common stock will be quoted on the Nasdaq National Market under the symbol “SNBT.” We cannot assure you, however, that we will be able to maintain the inclusion of our common stock in the Nasdaq National Market or that an active trading market will develop.

      From time to time, certain of the underwriters have provided, and may continue to provide, investment banking services to us.

LEGAL MATTERS

      Certain legal matters with respect to the validity of the shares of our common stock offered by this prospectus will be passed upon for by us by Bracewell & Patterson, L.L.P., Houston, Texas. Certain legal matters with respect to the common stock offered by this prospectus will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Houston, Texas.

EXPERTS

      The consolidated financial statements of SNB Bancshares, Inc. as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in this prospectus in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement on Form S-1 we filed with the SEC. This prospectus does not contain all of the information contained in the registration statement and all of its exhibits and schedules. For further information about us and the common stock being offered by this prospectus, please see the complete registration statement. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of these documents.

      You may read and copy our registration statement and all of its exhibits and schedules at the SEC Public Reference Room located at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement is also available from the SEC’s website at http://www.sec.gov.

      After this offering, we intend to provide annual reports to our shareholders that include financial information examined and reported on by an independent registered public accounting firm.

      Until                     , 2004, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

INDEX TO FINANCIAL STATEMENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2
CONSOLIDATED FINANCIAL STATEMENTS:
Consolidated Balance Sheets as of March 31, 2004 (Unaudited) and December 31, 2003 and 2002	F-3
Consolidated Statements of Income for the Three Months Ended March 31, 2004 (Unaudited) and March 31, 2003 (Unaudited) and for the Years Ended December 31, 2003, 2002 and 2001	F-4
Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2003, 2002 and 2001 and for the Three Months Ended March 31, 2004 (Unaudited)	F-5
Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2004 (Unaudited) and March 31, 2003 (Unaudited) and for the Years Ended December 31, 2003, 2002 and 2001	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

SNB Bancshares, Inc.

      We have audited the accompanying consolidated balance sheets of SNB Bancshares, Inc. and its subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

May 5, 2004

SNB BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

March 31, 2004 and December 31, 2003 and 2002

		December 31,
	March 31,
	2004	2003	2002

	(Unaudited)

	(In thousands, except share data)
ASSETS
Cash and cash equivalents (Note 2)	$21,490	$27,928	$44,190
Federal funds sold	28,200	3,195	154
Securities (Note 3), Available for sale, at fair value (amortized cost of $447,461, $415,269 and $175,183 at March 31, 2004, December 31, 2003 and 2002, respectively)	448,373	412,620	177,200
Loans (Notes 4 and 5)	460,872	424,479	342,085
Less allowance for loan losses (Note 6)	(6,181)	(5,650)	(4,006)

Net loans	454,691	418,829	338,079

Premises and equipment — Net (Note 7)	12,628	12,691	10,978
Accrued interest receivable	3,627	3,500	1,978
Other assets	6,138	5,078	2,015

TOTAL	$975,147	$883,841	$574,594

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Deposits:
Noninterest-bearing	$112,404	$101,749	$113,023
Interest-bearing (Note 8)	731,499	632,222	413,148

Total deposits	843,903	733,971	526,171
Other borrowings (Note 9)	55,500	77,800	7,580
Accrued interest payable	1,823	2,089	1,618
Junior subordinated debentures (Note 17)	38,250	38,250	7,320
Other liabilities	1,295	964	1,476

Total liabilities	940,771	853,074	544,165

COMMITMENTS AND CONTINGENCIES (Notes 13 and 15)
SHAREHOLDERS’ EQUITY (Notes 11 and 16):
Common stock, $0.01 par value — 20,000,000 shares authorized, 3,777,208, 3,735,523 and 3,687,823 shares issued and outstanding at March 31, 2004 and December 31, 2003 and 2002, respectively	38	37	37
Class B stock, $0.01 par value — 3,718,989 shares authorized, 3,216,781, 3,258,466, and 3,306,166 shares issued and outstanding at March 31, 2004 and December 31, 2003 and 2002, respectively	32	33	33
Capital surplus	13,974	13,974	13,974
Accumulated other comprehensive income (loss) — net unrealized gain (loss) on available-for-sale securities — net of taxes (Note 3)	602	(1,748)	1,331
Retained earnings	19,730	18,471	15,054

Total shareholders’ equity	34,376	30,767	30,429

TOTAL	$975,147	$883,841	$574,594

See notes to consolidated financial statements.

SNB BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

Three Months Ended March 31, 2004 and 2003 and Years Ended December 31, 2003, 2002 and 2001

	Three Months
	Ended
	March 31,		Year Ended December 31,

	2004	2003	2003	2002	2001

	(Unaudited)

	(In thousands, except per share amounts)
INTEREST INCOME:
Loans — including fees	$6,513	$5,670	$24,200	$21,659	$23,011
Securities:
Taxable	3,321	1,706	8,904	7,256	4,856
Nontaxable	22	26	96	109	134
Federal funds sold	99	19	38	347	458

Total interest income	9,955	7,421	33,238	29,371	28,459

INTEREST EXPENSE:
Demand deposits	951	745	2,757	4,480	4,133
Certificates and other time deposits	2,193	1,359	6,753	5,883	8,825
Other borrowings	666	375	2,549	1,156	1,287

Total interest expense	3,810	2,479	12,059	11,519	14,245

NET INTEREST INCOME	6,145	4,942	21,179	17,852	14,214
PROVISION FOR LOAN LOSSES (Note 6)	750	715	2,821	1,590	900

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	5,395	4,227	18,358	16,262	13,314

NONINTEREST INCOME:
Service charges on deposit accounts	237	264	874	884	755
Gain on sale of securities — net	359	359	879	454	255
Other	148	136	556	555	513

Total noninterest income	744	759	2,309	1,893	1,523

NONINTEREST EXPENSE:
Salaries and employee benefits (Note 12)	2,684	2,238	9,063	7,710	6,230
Net occupancy expense	439	405	1,632	1,380	1,326
Data processing	286	303	1,163	1,099	1,094
Legal and professional fees	118	126	541	405	338
FDIC deposit insurance premium	25	21	84	72	62
Other	679	652	3,006	2,685	2,195

Total noninterest expense	4,231	3,745	15,489	13,351	11,245

INCOME BEFORE INCOME TAXES (Note 10)	1,908	1,241	5,178	4,804	3,592
PROVISION FOR INCOME TAXES	649	422	1,761	1,642	1,135

NET INCOME	$1,259	$819	$3,417	$3,162	$2,457

EARNINGS PER SHARE:
Basic	$0.18	$0.12	$0.49	$0.56	$0.59
Diluted	$0.17	$0.11	$0.48	$0.56	$0.59

See notes to consolidated financial statements.

SNB BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Three Months Ended March 31, 2004 and Years Ended December 31, 2003, 2002 and 2001

				Accumulated
				Other		Total
	Common	Class B	Capital	Comprehensive	Retained	Shareholders’
	Stock	Stock	Surplus	Income (Loss)	Earnings	Equity

	(In thousands, except shares)
BALANCE — December 31, 2001	$5	$37	$—	$(515)	$9,435	$8,962
Change in unrealized gain (loss) on available-for-sale securities — net				283		283
Less reclassification adjustment for gains included in net earnings — net of tax				(168)		(168)
Net income					2,457	2,457

Total comprehensive income (Note 1)						2,572

BALANCE — December 31, 2001	5	37		(400)	11,892	11,534
Change in unrealized gain (loss) on available-for-sale securities — net				2,031		2,031
Less reclassification adjustment for gains included in net earnings — net of tax				(300)		(300)
Net income					3,162	3,162

Total comprehensive income (Note 1)						4,893

Conversion of 412,800 shares of Class B stock into 412,800 shares of common stock	4	(4)
Sale of 2,820,000 shares of common stock	28		13,974			14,002

BALANCE — December 31, 2002	37	33	13,974	1,331	15,054	30,429
Change in unrealized gain (loss) on available-for-sale securities — net				(2,499)		(2,499)
Less reclassification adjustment for gains included in net earnings — net of tax				(580)		(580)
Net income					3,417	3,417

Total comprehensive income (Note 1)						338

Conversion of 47,700 shares of Class B stock into 47,700 shares of common stock	—	(—)

BALANCE — December 31, 2003	37	33	13,974	(1,748)	18,471	30,767
Change in unrealized gain (loss) on available-for-sale securities — net				2,350		2,350
Less reclassification adjustment for gains included in net earnings — net of tax
Net income					1,259	1,259

Total comprehensive income (Note 1)						3,609

Conversion of 72,685 shares of Class B stock into 72,685 shares of common stock	1	(1)

BALANCE — March 31, 2004 (Unaudited)	$38	$32	$13,974	$602	$19,730	$34,376

See notes to consolidated financial statements.

SNB BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended March 31, 2004 and Years Ended December 31, 2003, 2002 and 2001

	Three Months Ended
	March 31,		Year Ended December 31,

	2004	2003	2003	2002	2001

	(Unaudited)

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,259	$819	$3,417	$3,162	$2,457
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	246	286	186	959	1,035
Provision for loan losses	750	715	2,815	1,590	900
Amortization and accretion of premiums and discounts on investment securities — net	166	245	1,682	337	6
Gain on sales of securities — net	(359)	(359)	(880)	(454)	(255)
Gain on sale of real estate acquired by foreclosure					(26)
(Increase) decrease in accrued interest receivable	(126)	(368)	(1,522)	(150)	809
Increase in other assets	(2,272)	(670)	(4,556)	(548)	(574)
Increase (decrease) in accrued interest payable	(265)	(286)	402	(695)	784
(Decrease) increase in other liabilities	331	(701)	(442)	697	(36)

Net cash provided by (used in) operating activities	(270)	(319)	1,102	4,898	5,100

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of available-for-sale securities	(144,384)	(164,911)	(582,641)	(253,890)	(138,580)
Proceeds from sales of available-for-sale securities	105,205	78,442	282,874	164,317	81,036
Proceeds from maturity or principal paydowns of investment securities	7,180	19,277	59,854	43,979	6,790
Net increase in loans	(36,612)	(16,112)	(83,572)	(62,119)	(30,726)
Net change in fed funds sold	(25,005)	(4,175)
Purchase of bank premises and equipment	(184)	(162)	(1,899)	(3,256)	(617)
Proceeds from sale of real estate acquired by foreclosure					202

Net cash used in investing activities	(93,800)	(87,641)	(325,384)	(110,969)	(81,895)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in deposits	109,932	(5,220)	207,800	105,407	79,060
Net increase (decrease) in other borrowings	(22,300)	61,920	70,220	(10,940)	12,310
Issuance of junior subordinated debentures		20,620	30,000
Proceeds from sale of common stock				14,002

Net cash provided by financing activities	87,632	77,320	308,020	108,469	91,370

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(6,438)	(10,640)	(16,262)	2,398	14,575
CASH AND CASH EQUIVALENTS — Beginning of year	27,928	44,190	44,190	41,792	27,217

CASH AND CASH EQUIVALENTS — End of period	$21,490	$33,550	$27,928	$44,190	$41,792

INTEREST PAID	$4,075	$2,764	$11,610	$12,191	$13,441

INCOME TAXES PAID	$84	$805	$3,079	$1,214	$1,388

Noncash investing and financing activities — Acquisition of real estate through foreclosure of collateral	$2,215	$—	$40	$—	$—

See notes to consolidated financial statements.

SNB BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2004 and 2003 (Unaudited)
and Years Ended December 31, 2003, 2002 and 2001

1.	Organization, Nature of Operations and Summary of Significant Accounting and Reporting Policies

      Organization — SNB Bancshares, Inc. (the “Parent”) and its subsidiary Southern National Bank of Texas (the “Bank”) provide retail and commercial banking services. The Bank was incorporated on January 10, 1985 as a commercial bank. The Bank provides a broad line of financial products and services to small to medium-sized businesses and consumers through its three community banking offices in southwest Houston and Sugar Land, Texas.

      Nature of Operations — The Bank is a full-service commercial/ community bank offering real estate lending, consumer lending and commercial lending, primarily to small businesses, families and individuals. The Bank accepts deposits, which include noninterest-bearing checking, savings, money market and certificates of deposit.

      Summary of Significant Accounting and Reporting Policies — The accounting and reporting policies of the Parent and its subsidiaries (collectively, the “Company”) conform to accounting principles generally accepted in the United States of America (“GAAP”) and prevailing practices within the banking industry. A summary of significant accounting policies is as follows:

      Basis of Presentation — The consolidated financial statements include the accounts of the Parent and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

      Interim Financial Information — Financial information as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 is unaudited. Such information includes all adjustments (consisting of only normal recurring adjustments), that are necessary in the opinion of management, for a fair statement of the financial information in the interim periods. The results from operations for the period ended March 31, 2004 are not necessarily indicative of the results that may be anticipated for the full fiscal year.

      Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates include the allowance for loan losses.

      Securities — Available-for-sale securities are carried at fair value. Unrealized gains and losses are excluded from earnings and reported, net of tax, as a separate component of shareholders’ equity until realized. Securities within the available-for-sale portfolio may be used as part of the Company’s asset/liability strategy and may be sold in response to changes in interest rate risk, prepayment risk or other economic factors.

      Premiums and discounts are amortized and accreted to operations using the level-yield method of accounting, adjusted for prepayments as applicable. The specific identification method of accounting is used to compute gains or losses on the sales of these assets. Interest earned on these assets is included in interest income.

      Loans — Loans are stated at the principal amount outstanding, net of unearned fees. The related interest income is recognized using the simple interest method.

      Impaired loans, with the exception of groups of smaller-balance homogenous loans that are collectively evaluated for impairment, are defined as loans for which, based on current information and events, it is probable that a creditor will be unable to collect all amounts due, both interest and principal,

SNB BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

according to the contractual terms of the loan agreement. The allowance for loan losses related to impaired loans is determined based on the present value of expected cash flows discounted at the loan’s effective interest rate or, as a practical expedient, the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.

      Nonaccrual, Past Due and Restructured Loans — Included in this loan category are loans which have been categorized by management as nonaccrual because collection of interest is doubtful and loans which have been restructured to provide a reduction in the interest rate or a deferral of interest or principal payments. When the payment of principal or interest on a loan is delinquent for 90 days, or earlier in some cases, the loan is placed on nonaccrual status, unless the loan is in the process of collection and the underlying collateral fully supports the carrying value of the loan. If the decision is made to continue accruing interest on the loan, periodic reviews are made to confirm the accruing status of the loan. When a loan is placed on nonaccrual status, interest accrued prior to the judgment of uncollectibility is charged to operations. Generally, any payments received on nonaccrual loans are applied first to outstanding loan amounts and next to the recovery of charged-off loan amounts. Any excess is treated as recovery of lost interest.

      Restructured loans are those loans on which concessions in terms have been granted because of a borrower’s financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

      Allowance for Loan Losses — The allowance for loan losses is a valuation allowance available for losses incurred on loans. All losses are charged to the allowance when the loss actually occurs or when a determination is made that a loss is likely to occur. Recoveries are credited to the allowance at the time of recovery.

      Management estimates the likely level of losses to determine whether the allowance for loan losses is adequate to absorb losses in the existing portfolio. Based on these estimates, an amount is charged to the provision for loan losses and credited to the allowance for loan losses in order to adjust the allowance to a level determined to be appropriate considering estimated losses.

      Management’s judgment as to the level of losses on existing loans involves the consideration of current economic conditions and their potential effects on specific borrowers; an evaluation of the existing relationships among loans, probable credit losses and the present level of the allowance; results of examinations of the loan portfolio by regulatory agencies; and management’s internal review of the loan portfolio. In determining the collectibility of certain loans, management also considers the fair value of any underlying collateral. The amounts ultimately realized may differ from the carrying value of these assets because of economic, operating or other conditions beyond the Company’s control.

      We make specific allowances for each loan based on its type and classification. However, there are additional risks of losses that cannot be quantified precisely or attributed to particular loans or categories of loans, including general economic and business conditions and credit quality trends. We have established an unallocated portion of the allowance based on our evaluation of these risks, which management believes is prudent and consistent with regulatory requirements. The allowance is also subject to regulatory examinations and determination by the regulatory agencies as to the adequacy of the allowance.

      Estimates of credit losses involve an exercise of judgment. While it is reasonably possible that in the near term the Company may sustain losses which are substantial in relation to the allowance for loan losses, it is the judgment of management that the allowance for loan losses reflected in the balance sheets is appropriate considering losses which may exist in the current loan portfolio.

      Premises and Equipment — Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation expense is computed principally using the straight-line method over the

SNB BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

estimated useful lives of the assets ranging from 4 to 20 years. Leasehold improvements are amortized using the straight-line method over the periods of the leases or their estimated useful lives, whichever is shorter.

      Real Estate Acquired by Foreclosure — Real estate acquired by foreclosure is recorded at fair value less costs to sell. Any adjustments to reflect declines in value below the recorded amounts are recognized as a valuation allowance. Increases or decreases in the valuation allowance are charged or credited to income. Operating expenses of such properties, net of related income, and gains and losses on their disposition are included in noninterest expenses. Real estate acquired by foreclosure at March 31, 2004, December 31, 2003 and 2002 was approximately $2.3 million, $40,000 and $0, respectively.

      Income Taxes — The Parent files a consolidated federal income tax return with its subsidiaries. Each computes federal income taxes as if it filed a separate return and remits to, or is reimbursed by, its Parent based on the portion of taxes currently due or refundable.

      Deferred income taxes are accounted for by applying statutory tax rates in effect at the balance sheet date to differences between the book basis and the tax basis of assets and liabilities. The resulting deferred tax assets and liabilities are adjusted to reflect changes in enacted tax laws or rates.

      Realization of net deferred tax assets is dependent on generating sufficient future taxable income. Although realization is not assured, management believes it is more likely than not that all of the net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

      Recent Accounting Standards — In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), to address perceived weaknesses in accounting for entities commonly known as special–purpose or off-balance-sheet. In addition to numerous FASB Staff Positions written to clarify and improve the application of FIN 46, the FASB recently announced a deferral for certain entities, and an amendment to FIN 46 entitled FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R).

      FIN 46 establishes consolidation criteria for entities for which “control” is not easily discernable under Accounting Research Bulletin 51, Consolidated Financial Statements, which is based on the premise that holders of the equity of an entity control the entity by virtue of voting rights. FIN 46 provides guidance for identifying the party with a controlling financial interest resulting from arrangements or financial interests rather than from voting interest. FIN 46 defines the term “variable interest entity” (VIE) and is based on the premise that if a business enterprise absorbs a majority of the VIE’s expected losses and/or receives a majority of its expected residual returns (measures of risk and reward), that enterprise (the primary beneficiary) has a controlling financial interest in the VIE. The assets, liabilities, and results of the activities of the VIE should be included in the consolidated financial statements of the primary beneficiary.

      On January 1, 2004, the Company adopted FIN 46R, Consolidation of Variable Interest Entities. Upon adoption, the trusts that previously issued the outstanding company-obligated mandatorily redeemable trust preferred securities were deconsolidated from the Company’s Consolidated Financial Statements. Instead, the junior subordinated debentures issued by the Company to these subsidiary trusts are shown as liabilities in the consolidated balance sheets and interest expense associated with the junior subordinated debentures is shown in the consolidated statements of income. The Consolidated Financial Statements have been restated to reflect the adoption of FIN 46R. Adoption of FIN 46R did not affect previously reported amounts for net income or shareholders’ equity.

SNB BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This statement establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. Many instruments affected by this standard were previously classified as equity. The Company adopted SFAS 150 on January 1, 2004 and its adoption had no effect on the consolidated financial statements.

      In March 2004, the FASB’s Emerging Issues Task Force (“EITF”) reached a consensus regarding EITF 03-1. “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The consensus provides guidance for evaluating whether an investment is other-than-temporarily impaired and requires certain disclosures for equity investments accounted for under the cost method. Disclosures about unrealized losses that have not been recognized as other-than-temporary impairments that were required under an earlier EITF 03-1 consensus remain in effect.

      Impairment of Long-Lived Assets — Long-lived assets and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated from the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

      Statements of Cash Flows — Cash equivalents include cash and due from banks.

      Reclassifications — Certain reclassifications have been made to previously reported amounts to conform them to the current presentation.

      Comprehensive Income — Comprehensive income includes all changes in equity during the period presented that result from transactions and other economic events other than transactions with shareholders. The Company reports comprehensive income in the consolidated statements of shareholders’ equity.

      Stock-Based Compensation — The Company accounts for its stock-based employee compensation plan using the intrinsic value-based method of accounting, as permitted, and discloses pro forma information as if accounted for using the fair value-based method as prescribed by accounting principles. Because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized on options granted.

      If compensation cost for the Company’s cost based compensation plan had been determined on the fair value method at the grant dates for awards, there would have been no material impact on the Company’s reported net income or earnings per share. Pro forma information regarding net income and earnings per share is required under accounting principles and has been determined as if the Company accounted for its employee stock option plans under the fair value method. The fair value of options was estimated using a Black-Scholes option pricing model. Because employee stock options have differing characteristics and changes in the subjective input assumptions can materially affect the fair value estimate, the Black-Scholes valuation model does not necessarily provide a reliable measure of the fair value of employee stock options. The following table shows information related to stock-based

SNB BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

compensation in both the reported and pro forma earnings per share amounts (dollars in thousands except for per share amounts):

	Three Months
	Ended March 31,		Years Ended December 31,

	2004	2003	2003	2002	2001

	(Unaudited)
Net income-as reported	$1,259	$819	$3,417	$3,162	$2,457
Less total stock-based employee compensation expense determined under fair value based method — net of related tax	15	15	60	5	—

Pro forma — net income	$1,244	$804	$3,357	$3,157	$2,457

Earnings per share:
Basic:
As reported	$0.18	$0.12	$0.49	$0.56	$0.59
Pro forma	0.18	0.12	0.48	0.56	0.59
Diluted:
As reported	$0.17	$0.11	$0.48	$0.56	$0.59
Pro forma	0.17	0.11	0.47	0.55	0.59

      The Financial Accounting Standards Board (“FASB”) has issued a proposed Statement, Share-Based Payment, that addresses the accounted for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. The proposed Statement would eliminate the ability to account for share-based compensation transactions using the intrinsic value-based method of accounting, and generally would require instead that such transactions be accounted for using a fair-value based method. The proposed Statement would permit use of option pricing models other than the Black-Scholes option pricing model. Management has not determined the impact of the proposed Statement on the Company’s Consolidated Financial Statements.

      Earnings Per Share — Earnings per share are presented under two formats: basic EPS and diluted EPS. Basic earnings per share is computed by dividing net income available to holders of common stock and Class B stock by the weighted average number of common and Class B shares outstanding for the reporting period. Diluted earnings per share is computed by dividing net income by the weighted average number of shares outstanding adjusted for the incremental shares issuable upon exercise of outstanding stock options. The incremental shares for the assumed exercise of the outstanding options were determined

SNB BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

by application of the treasury stock method. Outstanding stock options issued by the Company represent the only dilutive effect reflected in diluted weighted average shares.

	March 31,				December 31,

		Per		Per		Per		Per		Per
	2004	Share	2003	Share	2003	Share	2002	Share	2001	Share
	Amount	Amount	Amount	Amount	Amount	Amount	Amount	Amount	Amount	Amount

	(Unaudited)				(dollars in thousands except per share data)
Net income	$1,259		$819		$3,417		$3,162		$2,457
Basic:
Weighted average shares outstanding	6,994	$0.18	6,994	$0.12	6,994	$0.49	5,680	$0.56	4,174	$0.59

Diluted:
Weighted average shares outstanding	6,994		6,994		6,994		5,680		4,174
Assumed exercise of dilutive options	203		160		169		12

Total	7,197	$0.17	7,154	$0.11	7,163	$0.48	5,692	$0.56	4,174	$0.59

2.	Restricted Cash Balances

      The Bank is required to maintain average reserve balances either internally or on deposit with the Federal Reserve Bank. The required and actual daily reserve balances were approximately $0 and $13.8 million as of December 31, 2003 and 2002, respectively.

SNB BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Securities

      The amortized cost and fair value of investment securities at March 31, 2004 and December 31, 2003 and 2002 are as follows (in thousands):

	At March 31, 2004 (unaudited)

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Available-for-Sale:
U.S. Treasury/agency securities	$238,968	$832	$(320)	$239,480
Mortgage-backed securities	101,650	631	(707)	101,574
Collateralized mortgage obligations	93,337	666	(340)	93,663
Obligations of state and political subdivisions	2,524	61	(9)	2,576
Other securities	10,982	112	(14)	11,080

Total securities	$447,461	$2,302	$(1,390)	$448,373

	At December 31, 2003

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Available-for-Sale:
U.S. Treasury/agency securities	$245,977	$374	$(2,376)	$243,975
Mortgage-backed securities	71,419	639	(277)	71,781
Collateralized mortgage obligations	83,308	151	(970)	82,489
Obligations of state and political subdivisions	2,525	60	(269)	2,316
Other securities	12,040	19	—	12,059

Total securities	$415,269	$1,243	$(3,892)	$412,620

	At December 31, 2002

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Available-for-Sale:
U.S. Treasury/agency securities	$100,642	$491	$(3)	$101,130
Mortgage-backed securities	41,741	1,308	(1)	43,048
Collateralized mortgage obligations	27,124	157	(17)	27,264
Obligations of state and political subdivisions	1,951	82	—	2,033
Other securities	3,725	—	—	3,725

Total securities	$175,183	$2,038	$(21)	$177,200

      Included in Other securities above is the Company’s investment in Federal Reserve Bank and Federal Home Loan Bank stock of $5.3 million, $7.8 million and $3.5 million at March 31, 2004, December 31, 2003 and 2002, respectively. The carrying value of Federal Reserve Bank and Federal Home Loan Bank stock approximates fair value based on the respective redemption provisions of the Federal Reserve Bank and the Federal Home Loan Bank.

      Declines in the fair value of individual securities below their cost that are other than temporary would result in write-downs, as a realized loss, of the individual securities to their fair value. Management

SNB BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

believes that based upon the credit quality of the securities, none of the unrealized loss on securities is considered other-than-temporary at March 31, 2004. At March 31, 2004, the Company only had one investment (included in mortgage-backed securities) that had been in a continuous unrealized loss position for twelve months or longer. This investment had an unrealized loss of $8,400 at March 31, 2004.

      The amortized cost and fair value of securities at December 31, 2003, by expected maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale

	Amortized
	Cost	Fair Value

	(in thousands)
Due in one to five years	$248,332	$246,109
Due after five years through ten years	169	182
Due after ten years	—	—

Subtotal	248,501	246,291
Mortgage-backed securities and collateralized mortgage obligations	154,727	154,270
Other securities	12,041	12,059

Total	$415,269	$412,620

      The Company does not own any securities of any one issuer (other than the U.S. government and its agencies) of which aggregate-adjusted cost exceeded 10% of shareholders’ equity at March 31, 2004.

      Proceeds from sales and calls of available-for-sale securities during 2003 and 2002 were $282.9 million and $164.3 million, respectively. Gross gains of $0.9 million, and $0.5 million, respectively, and gross losses of $7,229 and $3,557, respectively, were realized on these sales during 2003 and 2002.

      Investment securities with amortized costs of $199.8 million, $114.5 million, and $117.1 million and fair values of $200.0 million, $113.4 million, and $118.2 million at March 31, 2004 and December 31, 2003 and 2002, respectively, were pledged to collateralize public deposits and Federal Home Loan Bank advances (see Note 9) and for other purposes required or permitted by law.

4.	Loans

      The loan portfolio consists of the various types of loans made principally to borrowers located in Harris County and Fort Bend County, Texas, and is classified by major type as follows:

		December 31,
	March 31,
	2004	2003	2002

	(Unaudited)

	(in thousands)
Real estate — commercial	$200,555	$175,686	$126,252
Business and industrial	64,811	55,218	52,284
Real estate — residential	120,953	117,593	99,087
Real estate — construction	63,696	65,628	53,788
Installment	11,825	11,092	11,165
Other	153	198	210
Less unearned discounts and fees	(1,121)	(936)	(701)

Total	$460,872	$424,479	$342,085

SNB BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company is principally engaged in providing short-term commercial loans with interest rates that fluctuate with various market indices and real estate loans which amortize over 15-30 years and generally reprice within five to seven years. These loans are primarily funded through short-term demand deposits and somewhat longer-term certificates of deposit with variable and fixed rates. The real estate mortgage loans are more sensitive to interest rate risk than the commercial loans because the majority of real estate mortgage loans have fixed rates and longer-maturity characteristics.

      At March 31, 2004 and December 31, 2003 and 2002, the recorded investment in impaired loans was $2.3 million, $2.5 million and $2.5 million, respectively. SFAS No. 114 allowances were required for $469,000, $687,000 and $417,000, respectively, of the recorded investment in impaired loans.

      The average recorded investment in impaired loans for the quarter ended March 31, 2004 and years ended December 31, 2003, and 2002 was $2.2 million, $3.0 million and $1.5 million, respectively. The Company recognized no interest income on these impaired loans in the first quarters 2004 and 2003 and the years 2003 and 2002.

      Loan maturities and rate sensitivity of the loan portfolio (in thousands) at December 31, 2003 are as follows:

	Remaining Maturity

	3 Months	3 to 12	1 to 5	Over
	or Less	Months	Years	5 Years	Total

Fixed-rate loans	$12,213	$24,836	$121,019	$39,484	$197,552

Repricing Frequency

	Quarterly	Annually but
	or More	Less Frequently
	Frequently	Than Quarterly	Total

Variable rate loans	$205,621	$21,306	$226,927

      As of March 31, 2004 and December 31, 2003 and 2002, loans outstanding to directors, officers and their affiliates are presented below. In the opinion of management, all transactions entered into between the Bank and such related parties have been and are made on the same terms and conditions as similar transactions with unaffiliated persons.

      An analysis of activity with respect to these related-party loans is as follows (in thousands):

		December 31,
	March 31,
	2004	2003	2002

	(Unaudited)
Balance — beginning of period	$1,048	$1,538	$2,810
New loans including renewals and extensions	—	198	2,810
Repayments/reductions/transfers	(14)	(688)	(4,082)

Balance — end of period	$1,034	$1,048	$1,538

SNB BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Nonaccrual, Past Due and Restructured Loans

      The following table presents information relating to nonaccrual, past due and restructured loans (in thousands):

		December 31,
	March 31,
	2004	2003	2002

	(Unaudited)
Nonaccrual loans	$2,293	$2,496	$2,526
Accruing loans past due 90 days or more	—	—	—
Restructured loans	3,321	3,356	2,097

Total	$5,614	$5,852	$4,623

      With respect to the above loans, the following table presents interest income that would have been earned under the original terms of the loans (in thousands):

		December 31,
	March 31,
	2004	2003	2002

	(Unaudited)
Foregone income	$46	$258	$131

6.	Allowance for Loan Losses

      An analysis of activity in the allowance for loan losses is as follows (in thousands):

		December 31,
	March 31,
	2004	2003	2002

	(Unaudited)
Balance — beginning of period	$5,650	$4,006	$3,371
Provision charged to operations	750	2,821	1,590
Loans charged off	(243)	(1,526)	(1,008)
Loan recoveries	24	349	53

Balance — end of period	$6,181	$5,650	$4,006

7.	Premises and Equipment

      Premises and equipment consist of the following (in thousands):

		December 31,
	March 31,
	2004	2003	2002

	(Unaudited)
Building and improvements	$8,401	$8,394	$8,216
Furniture, fixtures and equipment	5,919	5,892	5,744
Leasehold improvements	412	412	395
Automobiles	127	127	88
Land	3,493	3,493	1,707
Construction-in-progress	258	109	378

Total	18,610	18,427	16,528
Accumulated depreciation	(5,982)	(5,736)	(5,550)

Premises and equipment — net	$12,628	$12,691	$10,978

SNB BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Depreciation expense for the three months ended March 31, 2004 and for the years ended December 31, 2003 and 2002 was $182,000, $781,000 and $757,000, respectively.

8.	Interest-Bearing Deposits

      Included in interest-bearing deposits are certificates of deposit in amounts of $100,000 or more. These certificates and their remaining maturities are as follows:

March 31, 2004

(Unaudited)
(dollars in thousands)
Three months or less	$96,893
Over three months through six months	96,547
Over six months through one year	49,531
Over one year through two years	46,266
Over two years through three years	2,073
Over three years through four years	1,301
Over four years through five years	300
Over five years	—

Total	$292,911

      Interest expense for certificates of deposit in excess of $100,000 was $1.5 million, $944,000, $4.8 million, $3.6 million and $5.0 million for the quarters ended March 31, 2004 and 2003 and years ended December 31, 2003, 2002 and 2001, respectively.

      The Company had brokered deposits of $60.7 million at March 31, 2004, $68.8 million at December 31, 2003 and $0 at December 31, 2002. Deposits of public funds of $249.0 million, $160.4 million and $96.9 million at March 31, 2004, December 31, 2003 and 2002, respectively and of one commercial customer of $39.5 million at December 31, 2002, represented concentrations of deposits.

9.	Other Borrowings

      Other borrowings comprised the following (in thousands):

		December 31,
	March 31,
	2004	2003	2002

	(Unaudited)
Note payable — Wells Fargo (term note)	$—	$—	$4,830
Note payable — Wells Fargo (term note)	—	—	2,250
FHLB Purchased Overnight	5,000	27,300	—
FHLB Long Term Borrowing	50,000	50,000	—
Treasury, tax and loan (“TT&L”) note option	500	500	500

Total	$55,500	$77,800	$7,580

Notes Payable:

Wells Fargo Bank — As of December 31, 2002, $7.1 million was owed to Wells Fargo Bank on two long-term notes: $4.8 million on a note payable in the original amount of $5.9 million, dated December 31, 1999, at Fed Funds rate plus 175 basis points and $2.3 million on a note payable in the

SNB BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

original amount of $2.5 million, dated September 20, 2001, at Fed Funds rate plus 200 basis points. Both of these notes were paid off in 2003.

      FHLB Purchased Overnight and Long Term Borrowings — The Bank has borrowed amounts overnight and long term from the FHLB to cover its daily operations. The interest on the overnight borrowing varies daily, based on the Federal Fund rate and fund availability. The long term borrowing accrues interest at a rate of three-month LIBOR minus three basis points (1.09% at March 31, 2004) and matures August 19, 2004. The borrowings are collateralized by investment securities, not pledged to public deposits, which are held in safekeeping at the FHLB and by a blanket lien on certain classes of loans of the Bank.

      Treasury Tax and Loan (“TT&L”) Note Option — The TT&L note is payable on demand and bears interest at variable rates. The note is collateralized by certain securities pledged to the Federal Reserve Bank.

10.	Income Taxes

      The components of the provision for federal income taxes are as follows (in thousands):

	December 31,

	2003	2002	2001

Current expense	$2,353	$1,924	$1,549
Deferred benefit	(592)	(282)	(414)

Total	$1,761	$1,642	$1,135

      Deferred tax assets and liabilities at December 31, 2003 and 2002 were as follows (in thousands):

	December 31,

	2003	2002

Deferred tax assets:
Tax loss carryforwards	$—	$16
Allowance for loan losses	1,858	1,282
Depreciable assets	—	34
Deferral of loan origination income	318	238
Unrealized loss on available for sale securities	901	—
Accrued bonus	69	62
Other	—	1

Total deferred tax assets	3,146	1,633

Deferred tax liabilities:
Depreciable assets	(89)	—
FHLB and FRB stock dividends	(64)	(133)
Unrealized gain on available for sale securities	—	(686)

Total deferred tax liabilities	(153)	(819)

Net deferred tax assets	$2,993	$814

SNB BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate on income as follows (in thousands):

	December 31,

	2003	2002

Taxes calculated at statutory rate	$1,760	$1,633
Increase (decrease) resulting from:
Tax-exempt interest	(33)	(36)
Interest expense limitation	8	7
Other — net	26	38

Total	$1,761	$1,642

      In 2003, 2002 and 2001, the Company utilized $47,562 of the net operating loss carryforward for a tax benefit of approximately $16,000. At December 31, 2002, tax loss carryforwards of approximately $2.2 million were available to offset future taxable income. At December 31, 2003, all remaining carryforwards expired.

11.	Shareholders’ Equity

      Common Stock — In June 2002, the Company completed a private offering of common stock (par value $0.01 per share), selling 2,820,000 shares at $5 per share. Net proceeds, after deducting offering expenses of $98,287, in the amount of $14.0 million were credited to shareholders’ equity.

      Stock Options — In March 2002, the shareholders of the Company approved a Stock Option Plan which provides for the grant of stock options as incentives and rewards for employees and directors of the Company. A maximum of 500,000 shares of common stock are reserved for issuance pursuant to the Stock Option Plan. The exercise price of the outstanding options is the fair market value of the shares of common stock at the date of grant and the outstanding options vest ratably over a 5-year period. The Stock Option Plan expires November 21, 2012. At December 31, 2003 and 2002, options to purchase 340,500 and 363,000 shares, respectively were outstanding.

      A summary of changes in outstanding options is as follows:

	2003		2002

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Shares under option — beginning of year	363,000	$5.00	—	$—
Shares granted	—		363,000	5.00
Shares forfeited	(22,500)	5.00	—
Shares exercised	—		—

Shares under option — end of year	340,500	5.00	363,000	5.00
Shares exercisable — end of year	68,100	5.00	—	—
Weighted average fair value of options granted during the year		—		$2.11

Remaining authorized shares under approved plan — end of year	159,500		137,000

SNB BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The fair value of options at date of grant was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	2002	2001

Expected life (years)	—	7	—
Risk free interest rate	—	4.19%	—
Volatility	—	31.00%	—
Dividend yield	—	0.00%	—

      The following table presents information relating to the Company’s stock options outstanding at December 31, 2003 (share data in thousands):

	Options Outstanding			Options Exercisable

		Weighted-	Weighted-		Weighted-
		Average	Average		Average
	Number	Exercise	Remaining	Number	Exercise
Range of Exercise Prices	Outstanding	Price	Years	Exercisable	Price

$5.00	340,500	$5.00	9	68,100	$5.00

12.	Employee 401(k) Savings Plan

      The Company offers a 401(k) plan to employees after 90 days of tenure. The Company pays all costs of administering the plan. The Company contributed $97,000, $86,000, $333,000, $200,000 and $200,000 during the three months ended March 31, 2004 and 2003 and the years 2003, 2002 and 2001, respectively.

13.	Commitments and Contingencies

      Leases — A summary of noncancellable future operating lease commitments as of December 31, 2003 is as follows (in thousands):

2004	$299
2005	263
2006	34
2007	22

Total	$618

      Rent expense under all aggregated noncancellable operating lease obligations was $200,000 for 2003, 2002 and 2001.

      It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other property or equipment. The Company has leased a branch facility from a company in which one of the Parent’s directors/ officers is a shareholder.

14.	Disclosures about Fair Value of Financial Information

      The estimated fair values of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

SNB BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments — For such short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities — For securities held as investments, fair value equals market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans — The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits — The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Other Borrowings — Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt.

Off-Balance-Sheet Financial Instruments — The fair values of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreement and the present creditworthiness of the counterparties. These amounts are not significant at the reporting date.

      The estimated fair values of the Company’s financial instruments at December 31, 2003 and 2002 are as follows (in thousands):

	Year Ended December 31,

	2003		2002

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Financial assets:
Cash and short-term investments	$27,928	$27,928	$44,190	$44,190
Investment securities	412,620	412,620	177,200	177,200
Loans	424,479	427,299	342,085	346,912
Less allowance for loan losses	(5,650)	(5,650)	(4,006)	(4,006)

Total	$859,377	$862,197	$559,469	$564,296

Financial liabilities:
Deposits	$733,971	$734,971	$526,171	$527,508
Other borrowings	77,800	77,800	7,580	7,580

Total	$811,771	$812,771	$533,751	$535,088

      The fair value estimates are based on pertinent information available to management as of December 31, 2003 and 2002. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been revalued for purposes of these financial statements since that date, and therefore current estimates of fair value may differ from the amounts presented.

SNB BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Financial Instruments with Off-Balance-Sheet Risk

      The Company is a party to various financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets. The Company’s exposure to credit losses in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making these commitments and conditional obligations as it does for on-balance-sheet instruments.

      The following is a summary of the various financial instruments entered into by the Company as of March 31, 2004 and December 31, 2003 and 2002 (in thousands):

		Year Ended
		December 31,
	March 31,
	2004	2003	2002

	(Unaudited)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$80,486	$66,538	$53,217
Standby letters of credit	2,589	2,444	1,093

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.

      Standby letters of credit are written conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to its customers. Since many of the commitments and stand-by letters of credit are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements.

      The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by the Company upon extension of credit, is based on management’s credit evaluation of the customer.

16.	Regulatory Matters

      The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Any institution that fails to meet its minimum capital requirements is subject to actions by regulators that could have a direct material effect on its financial statements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines based on the assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification under the regulatory framework for prompt corrective action are also subject to qualitative judgments by the regulators about the components, risk weightings and other factors.

      To meet the capital adequacy requirements, the Company must maintain minimum capital amounts and ratios as defined in the regulations. Management believes, as of March 31, 2004, December 31, 2003 and 2002, that the Company and the Bank met all capital adequacy requirements to which they are subject.

SNB BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of March 31, 2004, the most recent notification from the OCC categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification which management believes have changed the Bank’s category.

      The following is a summary of the Company’s and Bank’s capital ratios at March 31, 2004, December 31, 2003 and 2002:

					To Be Categorized
					As Well Capitalized
					Under Prompt
			For Capital		Corrective Action
	Actual		Adequacy Purposes		Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)
CONSOLIDATED*:
As of March 31, 2004 (unaudited):
Total Capital (to Risk-Weighted Assets)	$77,046	14.10%	$43,699	8.00%
Tier I Capital (to Risk-Weighted Assets)	45,023	8.24	21,849	4.00
Tier I Capital (to Total Assets)	45,023	4.85	37,099	4.00
As of December 31, 2003:
Total Capital (to Risk-Weighted Assets)	$75,244	15.35%	$39,214	8.00%
Tier I Capital (to Risk-Weighted Assets)	43,329	8.84	19,607	4.00
Tier I Capital (to Total Assets)	43,329	5.09	34,027	4.00
As of December 31, 2002:
Total Capital (to Risk-Weighted Assets)	$40,202	11.27%	$28,528	8.00%
Tier I Capital (to Risk-Weighted Assets)	36,196	10.15	14,264	4.00
Tier I Capital (to Total Assets)	36,196	6.33	22,862	4.00
BANK:
As of March 31, 2004 (unaudited):
Total Capital (to Risk-Weighted Assets)	$76,462	14.04%	$43,580	8.00%	$54,475	10.00%
Tier I Capital (to Risk-Weighted Assets)	70,281	12.90	21,790	4.00	32,685	6.00
Tier I Capital (to Total Assets)	70,281	7.59	37,038	4.00	46,298	5.00
As of December 31, 2003:
Total Capital (to Risk-Weighted Assets)	$75,227	15.39%	$39,095	8.00%	$48,868	10.00%
Tier I Capital (to Risk-Weighted Assets)	69,577	14.24	19,547	4.00	29,321	6.00
Tier I Capital (to Total Assets)	69,577	8.19	33,966	4.00	47,457	5.00
As of December 31, 2002:
Total Capital (to Risk-Weighted Assets)	$47,691	13.38%	$28,510	8.00%	$35,637	10.00%
Tier I Capital (to Risk-Weighted Assets)	43,685	12.26	14,255	4.00	21,382	6.00
Tier I Capital (to Total Assets)	43,685	7.64	22,861	4.00	28,577	5.00

*	At March 31, 2004, December 31, 2003 and 2002, Tier I Capital (for purposes of determining the Tier I Capital to Total Assets ratio and the Tier I Capital to Risk-Weighted Assets ratio) includes a portion of the Company’s Trust Preferred Securities as allowed by regulatory capital guidelines. Trust Preferred Securities amounts not included in Tier I Capital are included in Tier II Capital for purposes of determining the Total Capital to Risk-Weighted Assets ratio.

SNB BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Bank is subject to limitations on the amount of dividends it may pay. At December 31, 2003, an aggregate of $12.4 million was available for payment of dividends by the Bank to the Parent. At March 31, 2004, in order to remain adequately capitalized, the Parent is limited to the payment of $7.9 million in dividends.

17.	Junior Subordinated Debentures

      As of March 31, 2004, we had four issues of junior subordinated debentures outstanding totaling $38.3 million as follows:

		Trust	Interest			Junior
	Issuance	Preferred	Rate at			Subordinated	Final
	and Call	Securities	March 31,	Fixed/	Interest Rate	Debt Owed	Maturity
Description	Dates(1)	Outstanding	2004	Adjustable	Basis	to Trusts	Date

	(Dollars in thousands)
SNB Capital Trust I	12/6/2000	$7,098	10.20%	Fixed	—	$7,320	12/6/2030
SNB Statutory Trust II	3/26/2003	10,000	4.26	Adjustable Quarterly	3 mo LIBOR + 3.15%	10,310	3/26/2033
SNB Capital Trust III	3/27/2003	10,000	4.44	Adjustable Quarterly	3 mo LIBOR + 3.15%	10,310	3/27/2033
SNB Capital Trust IV	9/25/2003	10,000	4.17	Adjustable Quarterly	3 mo LIBOR +3.00%	10,310	9/25/2033

(1)	Each issue of junior subordinated debentures is callable by us after five years from the issuance date.

      Each of the trusts is a capital or statutory business trust organized for the sole purpose of issuing trust securities and investing the proceeds in our junior subordinated debentures. The preferred trust securities of each trust represent preferred beneficial interests in the assets of the respective trusts and are subject to mandatory redemption upon payment of the junior subordinated debentures held by the trust. The common securities of each trust are wholly-owned by us. Each trust’s ability to pay amounts due on the trust preferred securities is solely dependent upon our making payment on the related junior subordinated debentures. The debentures, which are the only assets of each trust, are subordinate and junior in right of payment to all of our present and future senior indebtedness. We have fully and unconditionally guaranteed each trust’s obligations under the trust securities issued by each respective trust provided the trusts have funds to pay the interest and principal.

      Under the provisions of each issue of the debentures, we have the right to defer payment of interest on the debentures at any time, or from time to time, for periods not exceeding five years. If interest payments on either issue of the debentures are deferred, the distributions on the applicable trust preferred securities will also be deferred. However, the interest due would continue to accrue during any such interest payment deferral period.

      On January 1, 2004, the Company adopted FIN 46R, Consolidation of Variable Interest Entities. Upon adoption, the trusts that previously issued the outstanding company-obligated mandatorily redeemable trust preferred securities were deconsolidated from the Company’s Consolidated Financial Statements. Instead, the junior subordinated debentures issued by the Company to these subsidiary trusts are shown as liabilities in the consolidated balance sheets and interest expense associated with the junior subordinated debentures are shown in the consolidated statements of income. The Consolidated Financial Statements have been restated to reflect the adoption of FIN 46R. Adoption of FIN 46R did not affect previously reported amounts for net income or shareholders’ equity.

SNB BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Parent Company Only Financial Statements

SNB BANCSHARES, INC.

(Parent Company Only)
BALANCE SHEETS

		December 31,
	March 31,
	2004	2003	2002

	(Unaudited)

	(In thousands)
ASSETS
Cash and cash equivalents	$250	$217	$156
Investment in subsidiaries	72,097	69,055	45,271
Accrued interest receivable	8	25	22
Other assets	541	553	113

TOTAL	$72,896	$69,850	$45,562

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Notes payable	$—	$—	$7,080
Junior subordinated debentures	38,250	38,250	7,320
Accrued interest payable	270	833	733

Total liabilities	38,520	39,083	15,133

SHAREHOLDERS’ EQUITY:
Capital stock	70	70	70
Capital surplus	13,974	13,974	13,974
Accumulated other comprehensive income — net unrealized gain (loss) on available-for-sale securities — net of taxes	602	(1,748)	1,331
Retained earnings	19,730	18,471	15,054

Total shareholders’ equity	34,376	30,767	30,429

TOTAL	$72,896	$69,850	$45,562

SNB BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SNB BANCSHARES, INC.

(Parent Company Only)
STATEMENTS OF INCOME

	For the Three
	Months Ended		For the Years Ended
	March 31,		December 31,

	2004	2003	2003	2002	2001

	(Unaudited)

	(In thousands)
INTEREST INCOME:
Securities	$16	$6	$47	$22	$22
Dividend income	996	1,000	1,600	1,900	500

Total interest income	1,012	1,006	1,647	1,922	522

INTEREST EXPENSE:
Other borrowings	521	249	1,609	1,018	1,103

Total interest expense	521	249	1,609	1,018	1,103

NET INTEREST INCOME (LOSS)	491	757	38	904	(581)
NONINTEREST EXPENSE:
Salaries and employee benefits	86	66	264	214	213
Net occupancy expense	14	11	46	35	26
Other	44	12	114	65	35

Total noninterest expense	144	89	424	314	274

EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARY	691	38	3,128	2,127	2,851
INCOME BEFORE INCOME TAXES	1,038	706	2,742	2,717	1,996
PROVISION (BENEFIT) FOR INCOME TAXES	(221)	(113)	(675)	(445)	(461)

NET INCOME	$1,259	$819	$3,417	$3,162	$2,457

SNB BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SNB BANCSHARES, INC.

(Parent Company Only)
STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31,		Year Ended December 31,

	2004	2003	2003	2002	2001

	(Unaudited)

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,259	$819	$3,417	$3,162	$2,457
Equity in undistributed earnings of subsidiaries	(691)	(38)	(3,128)	(2,127)	(2,851)
Adjustments to reconcile net income to net cash provided by operating activities:
(Increase) decrease in accrued interest receivable	17	16	(3)	(5)	(20)
(Increase) decrease in other assets	12	(401)	(440)	4	(10)
Increase (decrease) in accrued interest payable	(564)	(566)	100	—	644
(Decrease) increase in other liabilities	—	10	—	—	(8)

Net cash provided by (used in) operating activities	33	(160)	(54)	1,034	212

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in other borrowings	—	(7,080)	(7,080)	(940)	2,310
Capital contribution to subsidiaries	—	(13,425)	(23,735)	(14,002)	(2,500)
Issuance of debenture instruments	—	20,620	30,930	—	—
Proceeds from sale of common stock	—	—	—	14,002	—

Net cash provided by (used in) financing activities	—	115	115	(940)	(190)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	33	(45)	61	94	22
CASH AND CASH EQUIVALENTS —
Beginning of year	217	156	156	62	40

CASH AND CASH EQUIVALENTS —
End of period	$250	$111	$217	$156	$62

SNB BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19. Selected Quarterly Financial Data (Unaudited)

      The table below sets forth unaudited financial information for each quarter of the last two years (in thousands, except per share amounts):

	2003				2002

	Fourth	Third	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

Interest income	$9,377	8,589	7,851	$7,421	$7,220	$7,786	$7,383	$6,982
Interest expense	3,648	3,136	2,796	2,479	2,600	2,919	3,072	2,928

Net interest income	5,729	5,453	5,055	4,942	4,620	4,867	4,311	4,054
Provision for loan losses	720	660	726	715	640	420	290	240

Net interest income after provision for loan losses	5,009	4,793	4,329	4,227	3,980	4,447	4,021	3,814
Noninterest income	332	356	862	759	807	346	373	367
Noninterest expense	4,130	3,845	3,769	3,745	3,710	3,347	3,191	3,103

Interest before income taxes	1,211	1,304	1,422	1,241	1,077	1,446	1,203	1,078
Provision for income taxes	412	443	484	422	375	491	411	365

Net income	$799	$861	$938	$819	$702	$955	$792	$713

Earnings per share:
Basic	$0.11	$0.12	$0.13	$0.12	$0.10	$0.14	$0.18	$0.17
Diluted	0.11	0.12	0.13	0.11	0.10	0.14	0.18	0.17

Weighted average shares:
Basic	6,994	6,994	6,994	6,994	6,994	6,994	4,484	4,174
Diluted	7,166	7,249	7,156	7,154	7,040	6,994	4,484	4,174

      Earnings per share are computed independently for each of the quarters presented and therefore may not total earnings per share for the year.

20. Subsequent Events

      On June 7, 2004, the Company increased the number of authorized shares of common stock to 50,000,000, reduced the number of authorized shares of Class B stock to 3,216,781 and authorized 20,000,000 shares of preferred stock, issuable in series by the Company’s Board of Directors. In addition, the Company’s 2002 Stock Option Plan was amended to increase the number of shares of common stock issuable thereunder from 500,000 shares to 1,300,000 shares.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

      The estimated expenses paid by SNB Bancshares, Inc. (the “Company”) in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, are as follows:

Securities and Exchange Commission Registration Fee		$7,578
NASD Filing Fee		$6,480
Nasdaq National Market Listing Fee		$100,000
Printing Expenses	$	*
Accounting Fees and Expenses	$	*
Legal Fees and Expenses	$	*
State Qualification Expenses (including legal fees and expenses)	$	*
Transfer Agent Fees	$	*
Miscellaneous Expenses	$	*
Total	$	*

*	To be supplied by Amendment.

Item 14.	Indemnification of Directors and Officers.

      The Company’s Amended and Restated Articles of Incorporation require the Company to indemnify every officer and director of the Company who was, is, or is threatened to be made a named defendant or respondent, or in which the person was or is a witness without being named a defendant or respondent, in a proceeding because the person was or is a director or officer, if it is determined that such person (i) conducted himself in good faith; (ii) reasonably believed (a) in the case of conduct in his official capacity as a director or officer of the Company, that his conduct was in the Company’s best interests; and (b) in other cases, that his conduct was at least not opposed to the Company’s best interests; and (iii) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful; provided, however, that in the event that the director or officer is found liable to the Company or is found liable on the basis that personal benefit was improperly received by such director or officer, the indemnification (i) is limited to reasonable expenses actually incurred by such person in connection with the proceeding and (ii) shall not be made in respect of any proceeding in which such person shall have been found liable for willful or intentional misconduct in the performance of his duty to the Company. Except as noted above, no indemnification shall be made in respect of any proceeding in which the officer or director is (x) found liable on the basis that that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in his official capacity as a director or officer of the Company, or (y) found liable to the Company. In addition, the Company’s Amended and Restated Articles of Incorporation require the Company to indemnify a director or officer for any action that such director or officer is wholly successfully in defending on the merits. The Amended and Restated Articles of Incorporation of the Company require the Company to indemnify any director or officer only upon a determination by the board of directors or the shareholders of the Company that indemnification is proper in the circumstances because such director or officer has met the applicable standard of conduct.

      The Amended and Restated Articles of Incorporation of the Company require the Company to indemnify any director or officer for reasonable expenses incurred in any proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the Company with (i) a written statement of his good faith belief that he has met the standard of conduct necessary for indemnification under the Amended and Restated Articles of Incorporation of the Company and (ii) a written undertaking by such officer or director to repay the amount paid or reimbursed by the Company if it is ultimately determined that such person is not entitled to be indemnified by the Company as authorized in the Company’s Amended and Restated Articles of Incorporation.

      The Amended and Restated Articles of Incorporation of the Company are filed as Exhibit 3.1 to the registration statement.

Item 15.	Recent Sales of Unregistered Securities.

      In June 2002, the Company issued 2,820,000 shares of common stock at $5.00 per share to accredited investors in a private placement pursuant to Rule 506 promulgated under Regulation D of the Securities Act of 1933, as amended.

Item 16.	Exhibits and Financial Statement Schedules.

      (a) List of Exhibits

Exhibit(1)	Description

1.1*	Form of Underwriting Agreement
3.1	Amended and Restated Articles of Incorporation of the Company
3.2	Amended and Restated Bylaws of the Company
4.1	Specimen certificate representing shares of the Company’s common stock
5.1*	Opinion of Bracewell & Patterson, L.L.P. regarding the legality of the securities being registered
10.1†	SNB Bancshares, Inc. 2002 Stock Option Plan, as amended and restated
10.2*†	Employment Agreement between the Company and Harvey E. Zinn
10.3*†	Employment Agreement between the Company and Dan Agnew
10.4*†	Employment Agreement between the Company and R. Darrell Brewer
21.1	Subsidiaries of the Company
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm of the Company
23.2	Consent of Bracewell & Patterson, L.L.P. included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference
24.1	Power of Attorney of Directors and Officers of the Company included on the signature page of this registration statement and incorporated herein by reference

(1)	The Company has other long-term debt agreements that meet the exclusion set forth in Section 601(b)(4)(iii)(A) of Regulation S-K. The Company hereby agrees to furnish a copy of such agreements to the Commission upon request.

*	To be filed by Amendment.

†	Management contract or compensatory plan, contract or arrangement.

      (b) Financial Statement Schedules

      None. All other schedules for which provision is made in Regulation S-X of the Securities and Exchange Commission are not required under the related restrictions or are inapplicable, and, therefore, have been omitted.

Item 17.	Undertakings.

      The undersigned registrant hereby undertakes:

(1) to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston and State of Texas on June 10, 2004.

SNB BANCSHARES, INC.
(Registrant)

By:	/s/ HARVEY E. ZINN

Harvey E. Zinn
President and Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Harvey E. Zinn and R. Darrell Brewer and each of them to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every other act on behalf of the undersigned required to be done in connection therewith.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ HARVEY E. ZINN Harvey E. Zinn	Director, President and Chief Executive Officer	June 10, 2004

/s/ R. DARRELL BREWER R. Darrell Brewer	Treasurer and Chief Financial Officer	June 10, 2004

/s/ STEWART MORRIS Stewart Morris	Senior Chairman of the Board and Director	June 10, 2004

/s/ CARALISA SIMON Caralisa Simon	Chairman of the Board and Director	June 10, 2004

/s/ COL. WALLACE J. MCKENZIE Col. Wallace J. McKenzie	Director	June 10, 2004

/s/ RICHARD D. PARKER Richard D. Parker	Director	June 10, 2004

/s/ GEN. EDMOND S. SOLYMOSY Gen. Edmond S. Solymosy	Director	June 10, 2004

Signature	Title	Date

/s/ JAMES W. STEVENS James W. Stevens	Director	June 10, 2004

/s/ ROBERT VILES, M.D. Robert Viles, M.D.	Director	June 10, 2004

/s/ DAN WILFORD Dan Wilford	Director	June 10, 2004

EXHIBIT LIST

Exhibit(1)	Description

1.1*	Form of Underwriting Agreement
3.1	Amended and Restated Articles of Incorporation of the Company
3.2	Amended and Restated Bylaws of the Company
4.1	Specimen certificate representing shares of the Company’s common stock
5.1*	Opinion of Bracewell & Patterson, L.L.P. regarding the legality of the securities being registered
10.1†	SNB Bancshares, Inc. 2002 Stock Option Plan, as amended and restated
10.2*†	Employment Agreement between the Company and Harvey E. Zinn
10.3*†	Employment Agreement between the Company and Dan Agnew
10.4*†	Employment Agreement between the Company and R. Darrell Brewer
21.1	Subsidiaries of the Company
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm of the Company
23.2	Consent of Bracewell & Patterson, L.L.P. included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference
24.1	Power of Attorney of Directors and Officers of the Company included on the signature page of this registration statement and incorporated herein by reference

(1)	The Company has other long-term debt agreements that meet the exclusion set forth in Section 601(b)(4)(iii)(A) of Regulation S-K. The Company hereby agrees to furnish a copy of such agreements to the Commission upon request.

*	To be filed by Amendment.

†	Management contract or compensatory plan, contract or arrangement.